April 30, 2025

FORM C

KEEPSAKE BOX NATION LLC

Up to $449,850 of

Class A Units

Keepsake Box Nation LLC ("**Keepsake Nation**," the "**Company**,"), is offering a minimum amount of $182,300 (the "**Target Offering Amount**") and up to a maximum amount of $449,850 (the "**Maximum Offering Amount**") of Class A Units (the "**Securities**") on a contingency basis as described in this Form C (this "**Offering**"). The Company must raise an amount equal to or greater than the Target Offering Amount by August 15, 2025 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. The Offering will conclude on the Offering Deadline, unless such date is otherwise amended by the Company in its sole discretion.

Potential purchasers of the Securities are referred to herein as "**Investors**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled '*THE OFFERING AND THE SECURITIES—The Securities*'. In order to purchase the Securities, Investors must complete the purchase process through the Company's intermediary, ALAO Invest LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$100.00	$8.71	$91.29
Maximum Individual Purchase Amount (2)(3)	$26,950.00	$2,346.77	$24,603.23
Target Offering Amount	$182,300.00	$14,849.55	$167,450.45
Maximum Offering Amount	$449,850.00	$39,172.27	$410,677.73

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(3) Subject to any other investment amount limitations applicable to Investors under Regulation CF.

A crowdfunding investment involves risk. Investors should not invest any funds in this Offering unless they can afford to lose their entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 12.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTORS EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT INVESTORS WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO THEIR PARTICULAR FINANCIAL SITUATION. INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTORS, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF INVESTORS LIVE OUTSIDE THE UNITED STATES, IT IS THEIR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTORS.

NOTICE REGARDING THE ESCROW FACILITATOR

NORTH CAPITAL SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.joincommonwealth.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: See the Form C link provided.

The date of this Form C is April 30, 2025

Table of Contents

ABOUT THIS FORM C

Investors should rely only on the information contained in this Form C. The Company has not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides Investors with different or inconsistent information, Investors should not rely on it. The Company is not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, the Company's business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding the Company's financial condition, results of operations, plans, objectives, future performance and business. Investors can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of the Company's industry experience, perceptions of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate under the circumstances. As Investors read and consider this Form C, they should understand that these statements are not guarantees of performance or results. Although the Company believes that these forward-looking statements are based on reasonable assumptions, Investors should be aware that many factors could affect the Company's actual operating and financial performance and cause the Company's performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in the Company's expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to Investors. Investors should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Keepsake Box Nation LLC (the "**Company**") is a Limited Liability Company formed in the state of Delaware on March 24, 2025 and is managed by Machmer Hall Thoroughbreds, LLC, a Delaware Limited Liability Company (the "**Manager**"). The Company's purpose is to provide thoroughbred horse racing (each a "**Thoroughbred**") enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire equity interests in the Company, which will own a fractional interest in a certain Thoroughbred horse a, gray or roan filly named Keepsake Box was born on March 27, 2023, by Twirling Candy out of Special Me, by Unbridled's Song (the "**Thoroughbred Asset**"). The Company's principal objective will be to acquire a fractional interest in the Thoroughbred Asset by exercising the Company's purchase option to acquire up to 50% of the Thoroughbred Asset. For more information, see the section titled '*BUSINESS—The Thoroughbred Asset.*' The Company will then develop, manage, and ultimately sell the Thoroughbred Asset, which the Company believes possesses the pedigree, conformation, and athletic potential to compete successfully in allowance and stakes races. This business model provides Investors with the opportunities to potentially generate revenue, provide long and short-term capital appreciation, and ultimately distribute profits produced by the underlying Thoroughbred Asset upon sale, if ever.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTORS INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Company is located at 730 Clintonville Rd., Paris, KY 40361.

The Company operates through its Keepsake Box Nation LLC website: www.joincommonwealth.com/keepsakebox/

The Company expects to conduct business throughout the United States and internationally.

A description of the Company's business plan can be found in the section of this Form C titled '*BUSINESS*' and on the Company's profile page on the Intermediary's website under www.joincommonwealth.com, which is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	$182,300.00
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	3,646
Maximum Amount of the Securities Offered	$449,850.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	8,997
Price Per Security	$50.00
Minimum Individual Purchase Amount	$100.00
Maximum Individual Purchase Amount	$26,950.00

Offering Deadline	August 15, 2025
Use of Proceeds	See the description of the use of proceeds on page 34 hereof.
Voting Rights	See the description of the voting rights on page 43.

+ Investors must subscribe in $50.00 increments with a minimum initial increment of $100.00. Additionally, the Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

* This number excludes 1 Class B Unit owned by the Company's Manager, Machmer Hall Thoroughbreds LLC.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of the Investors entire investment. Before making an investment decision with respect to the Securities, the Company urges Investors to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business

The Company has a limited prior operating history. Therefore, acquiring Class A Units is a speculative investment. The Company cannot assure Investors that they will realize their investment objectives.

An investment in the Company's Class A Units involves a high degree of risk, including the possibility that Investors may not realize a return on their investment, or that their investment could lose some or all its value. The Company has only a limited operating history upon which prospective Investors may evaluate its performance. There is no guarantee that the Company will generate a financial return or that the value of its Thoroughbred Asset will increase. For these reasons, the Company urges Investors to read this Form C carefully, and consult with their legal and financial advisors before deciding to invest in these Class A Units.

The prospects of the Company must be considered in light of the risks, expenses, and difficulties encountered in establishing a new business in a highly competitive industry. The Company will be engaged in a highly speculative business. The future financial performance of the Company will depend on its ability to earn purses (i.e. prize money) from racing and profitably dispose of its Thoroughbred Asset after the completion of its racing career. The Company cannot assure Investors that the Company can successfully carry out its investment and operational strategy.

An investment made through this Offering constitutes only an investment in the Company and not in the underlying Thoroughbred Asset.

A purchase of Class A Units of the Company does not constitute an investment in the underlying Thoroughbred Asset directly. This limits the voting rights of Investors solely to the Company, which are further limited by the Company's Operating Agreement, described further in this Form C and attached hereto as Exhibit C. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of their Class A Units and removal of the Manager for "cause." The Manager thus retains significant control over the management of the Company and the underlying Thoroughbred Asset. In addition, the economic interest of a holder of Class A Units of the Company will not be identical to owning a direct undivided interest in the underlying Thoroughbred Asset because, among other things, the Company will be required to pay corporate taxes before distributions are made to the holders.

Initially there will be no public market for the resale of the Class A Units, and no such public market may ever develop.

There is currently no public trading market for any of the Company's Class A Units, and no such public market may ever develop. The Manager has no current plans to facilitate the resale of Class A Units acquired by Investors and potentially help provide liquidity to Investors. If an active public trading market for the Company's Class A Units does not develop or is not sustained, it may be difficult or impossible for Investors to resell their Class A Units at any price. Even if a public market does develop, the market price could decline below the amount Investors paid for their Class A Units. Furthermore, the Company's term is not anticipated to last longer than a maximum of 4-6 years, which further impacts any prospective duration for resales.

The Company must exist for the entire course of Thoroughbred Asset's racing career, including pre-race training periods, and is expected to exist for 4-6 years, and possibly longer.

The Company must exist for an indefinite period which may be longer than Manager and Investors expect, in order to recover the full value of their investment and collect all Thoroughbred Asset's revenue. The Company expects to dissolve and wind up after the Thoroughbred Asset is sold and to distribute the sales proceeds to the Class A Unit holders. Other than as disclosed below, neither the Manager nor any other person who directly or indirectly provides management services has participated in, offered, or liquidated any other investment program prior to the Offering.

No guarantee of Closing.

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to the Offering. If the Company does not reach its funding target, it may not be able to achieve its investment objectives by acquiring the Thoroughbred Asset and generating revenue to enable distributions for Investors. In addition, there is no guarantee that the Company will be able to exercise its option to purchase the Thoroughbred Asset, as circumstances beyond its control may prevent the exercise of the option and the acquisition of the Thoroughbred Asset.

There are few businesses that have pursued a strategy or investment objective similar to the Company's.

The Company believes the existence of other companies crowdfunding ownership interests in racehorses has been very limited to date. The Company and the Class A Units may not gain market acceptance from potential Investors, Thoroughbred breeders, or service providers within the racehorse ownership/syndicate industry, including insurance companies, syndicate managers, training facilities or maintenance partners. This could result in an inability of the Manager to manage the career of the Company's Thoroughbred Asset profitably. It would further inhibit market acceptance of the Company.

The Offering amount may exceed the value of the underlying Thoroughbred Asset, proceeds from the sale of the Thoroughbred Asset may not be sufficient to repay Investors the amount of their initial investment.

The size of the Offering will exceed the purchase price of the Thoroughbred Asset on the date the Offering closes because the proceeds of the Offering in excess of the purchase price of the Thoroughbred Asset will be used to pay fees, costs and expenses incurred in making this Offering, acquiring the Thoroughbred Asset, and establishing reserves to cover Operating Expenses until the Thoroughbred Asset develops and is capable of racing competitively. If the Thoroughbred Asset must be sold before there has been substantial appreciation of the value of the Thoroughbred Asset, the proceeds from the sale remaining after first paying off sales commissions and any liabilities owed in connection with the Thoroughbred Asset at the time of the sale (including but not limited to any outstanding Operating Expenses Reimbursement Obligation) may not be sufficient to repay Investors the amount of their initial investment or any additional profits in excess of that amount.

The Company may not be able to control many of its operating costs, and unexpected costs may adversely affect its financial results.

The Company cannot provide assurance that the Manager's estimates regarding the price of Thoroughbred Asset, the cost of maintaining, training, and racing the Thoroughbred Asset, or the cost and expenses associated with selling the Thoroughbred Asset will prove accurate. Numerous factors may affect the Company's operating expenses, many of which will be beyond its control. The costs of purchasing, boarding, training, providing veterinary care for, and otherwise owning and maintaining the Thoroughbred Asset are substantial and outside the Company's control. The Company expects these costs and expenses to increase over time due to inflationary factors.

Other factors that could cause the Company's expenses to be higher than expected include market fluctuations in the Thoroughbred industry, risks associated with transporting the horse to and from races and auctions, the overall health, soundness, and competitiveness of the Thoroughbred Asset the Company ultimately owns, interest and currency exchange rates, and other factors that are beyond the Company's control or that cannot be accurately predicted at this time. Outbreaks of infectious diseases could result in quarantines or other restrictions that may halt racing or restrict movement, and thus impede the Company's racing activities.

The Company intends to pay its Operating Expenses from the proceeds from the sale of its Class A Units and future operating revenue. Higher than expected Operating Expenses could force the Company to sell the Thoroughbred Asset during unfavorable market conditions. Events that increase the Company's operating expenses or reduce its capital resources and liquidity could prevent investors from receiving their anticipated return on investment.

The Company is controlled by the Manager, and Members must rely solely on the judgment of the Manager's management team.

The success of the Company will depend upon the experience and business judgment of the Manager, its management team, and the advisors the Manager engages. See '*BUSINESS – Manager*' for information about the experience and responsibilities of the Manager, Machmer Hall Thoroughbreds, LLC.

The Manager has exclusive control over the day-to-day operations of the Thoroughbred Asset and most decisions as to the use of the proceeds of this offering following the purchase of the Thoroughbred Asset. The selection of the Company's Thoroughbred Asset is based on an analysis of bloodlines, evaluations of physical condition and the past performance of the Thoroughbred Asset using such data as auction results, health records, veterinary inspections and examinations, and previous sales history, as well as input from prospective co-owners and other sources in the equine industry. However, the evaluation of a Thoroughbred's ability to compete successfully is not an exact science.

The Members of the Company will not be able to exercise any significant control or influence over the operation of the business of the Company, even if Members disagree with the Manager's decisions or disapprove of its performance. Accordingly, no person should invest in the Company unless he or she is willing to entrust all aspects of control to the Manager and to rely on its management ability. The Manager will have full and complete control and authority to act on behalf of the Company with respect to all major decisions, which include, among other things:

- decisions concerning the purchase of the Thoroughbred Asset;
- decisions concerning the care and maintenance of the Thoroughbred Asset (including the selection of boarding, training, transporting and veterinary services);
- decisions relating to the amount and form of compensation to be paid to persons providing services to the Company; and
- decisions regarding the racing and eventual sale of the Thoroughbred Asset.

Conflicts of Interest Arising from Fees Paid to the Intermediary by the Issuer or Manager

The Intermediary facilitating the Offering may provide various administrative and management services to the Issuer or Manager for a fee, which may create a conflict of interest. The financial relationship might incentivize the intermediary to prioritize its own interests or those of the Issuer or Manager over the interests of Investors. While there are regulatory and disclosure mechanisms in place to mitigate such risks, they may not fully eliminate the potential for conflicts. Therefore, Investors should be aware of this risk, conduct their own due diligence, and consider the implications of the Intermediary's financial incentives when considering the Offering.

The loss of the Manager's key executives could jeopardize Investors' investment.

The Company will depend on the efforts and expertise of the Manager's key persons Carrie Brogden. If the Manager loses or suffers an extended interruption in the service of one or more of its key personnel, the Company and the Class A Units could be adversely affected. The Manager does not expect to maintain key-man insurance on Carrie Brogden.

The Company's financial performance will depend on the Manager's relationships within the Thoroughbred industry.

The ability to develop and sell a desirable Thoroughbred may depend in part upon the Manager's relationships with trainers, bloodstock agents and consultants and Thoroughbred owners. These relationships provide the Manager with access to information that is useful in determining which Thoroughbreds are available in the public and private markets and which have the potential to be successful. The Manager may lose key personnel who maintain key relationships. Any failure to maintain, manage or continue to establish relationships with key individuals and institutions in the Thoroughbred industry may hinder the Manager's ability to develop and sell the Company's Thoroughbred Asset.

The financial performance of the Company will depend on the quality of the services performed by trainers and other independent contractors.

The Manager will engage independent contractors to perform many essential services required for Thoroughbred racing, including selection, training, boarding and veterinary care of the Thoroughbred Asset. These independent contractors often subcontract or employ others who actually perform the contracted for services. Some of these contractors will also be servicing other horses not owned by the Company. The Company may have to compete for the services of trainers, bloodstock agents, jockeys and consignors, and conflicts of interest may arise from time to time.

Trainers, veterinarians, and jockeys are licensed by regulatory bodies overseeing racing and are subject to fines, suspension, or revocation of their licenses if it is determined that a violation of racing rules occurred. Suspension or revocation of a key trainer's, veterinarian's or jockey's license may interrupt the Manager's ability to train and race the horse of the Company. Administrative regulations are in effect in some states that provide for the suspension of a horse from competition if a trainer violates a rule involving the participation of the horse in a race or would require an owner to engage personnel unrelated to the suspended trainer to care for or train its horses during the trainer's suspension. Any adverse administrative rulings, either against a trainer, veterinarian or jockey engaged by the Company or directly against the Company as owner, could result in fines, suspension, or revocation of a license to participate in racing. Such sanctions may result in lost opportunities to race the Thoroughbred Asset and cause significant damage to the Company's reputation, jeopardizing the Company's ability to successfully carry out its business plan and may adversely affect the value of the Thoroughbred Asset.

Injury, infertility, or death of the Company's Thoroughbred could diminish revenue and net asset values.

The Company plans to acquire a fractional interest in the Thoroughbred Asset with the pedigree quality indicative of the ability to compete and produce offspring who can compete in allowance and stakes races. Because purchasing an interest in a Thoroughbred of this caliber can be expected to require a substantial investment by the Company, any illness, injury, accident, impairment, or death of the Thoroughbred Asset could have a material adverse effect on the value of the Class A Units. Failure to perform as anticipated due to inability or lack of competitive will, injury, illness, disability, or death of the Thoroughbred Asset, if uninsured or underinsured, could materially diminish the Company's net asset value. The Thoroughbred Asset may be or become infertile to the extent that it becomes a commercial failure. Any infertility problems with the Thoroughbred Asset could result in possible losses for the Company.

The cost of insurance could be high, and caps on coverage could limit the Company's ability to fully insure its asset.

To reduce the risks associated with possible death of the Thoroughbred Asset, the Company expects to purchase mortality insurance on the Thoroughbred Asset. However, changes in the market for insurance may affect the Company's ability to obtain the insurance coverage at reasonable rates. Moreover, insurance is typically limited to the purchase price plus 10% and the Company cannot reasonably insure for the potential profit that a horse represents. Insurers have limited coverage on highly valued Thoroughbreds for congenital first year fertility and mortality following significant losses on several prominent racehorses that failed at stud in recent years. Any increase in the cost of such insurance could reduce the Company's income and its ability to insure its assets. In addition, the Company's inability to fully insure its highly valued Thoroughbred Asset due to coverage caps could result in a significant reduction in net asset value in the event of the Thoroughbred Asset's death or infertility.

The Company cannot predict how long it will own its fractional interest in the Thoroughbred Asset, which may adversely affect the Company's operating expenses.

The Company's goal is to own a fractional interest in the Thoroughbred Asset for a variable length of time and to resell it when appropriate. The Company may not have sufficient resources to maintain a horse for extended periods, which may cause it to resell its horse at a loss. Alternatively, the Company's inability to resell horses within its expected resale window may result in an unanticipated increase in operating expenses that could adversely affect the Company's results.

Absence of physical facilities; reliance on others for boarding and maintenance.

Neither the Manager nor the Company currently owns any physical facilities for the boarding or training of the Thoroughbred Asset. Therefore, the Company will rely on third parties to board, train and race its Thoroughbred Asset. The Company does not expect to have written agreements with trainers, veterinarians, or other third-party vendors, as it is not a customary practice in the industry. Should any third-party contractor fail to competently train or care for the Thoroughbred Asset owned by the Company, the health and/or value of that horse could suffer, which could negatively affect the net asset values of the Company.

Damage to the Company's reputation and that of its Manager could negatively impact the Company's business, financial condition, and results of operations.

The Company's reputation and the quality of its brand are critical to its business and success in existing markets and will be critical to its success as the Company enters new markets. Any incident that erodes investor loyalty for the Company's brand could significantly reduce its value and damage its business. The Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Company's interests or may be inaccurate, each of which may harm its performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Changes in federal, state, and local laws and government regulation could adversely impact the Company's business.

The Company is subject to legislation and regulation at the federal, state, and local levels. In particular, the Company is subject to the rules and regulations of the Horseracing Integrity and Safety Authority. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of the Company's management's time and attention from strategic initiatives. Additionally, federal, state, and local legislators or regulators may change current laws or regulations which could adversely impact the Company's business. Further, court actions or regulatory proceedings could also change the Company's rights and obligations under applicable federal, state, local and international laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the Company's business.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute its business plan, its continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause Investors to lose all or a portion of their investment.

Risks Related to the Thoroughbred Industry

Investing in Thoroughbreds is a speculative venture and highly susceptible to changes in market conditions.

The success of the Company will depend in large part upon racing performance, demand for particular types of horses and particular pedigrees, and the present and future values of Thoroughbreds generally, which can be highly volatile. Thoroughbred values often depend on highly subjective and unquantifiable factors. Ownership and the racing of Thoroughbred horses are often regarded more in terms of a sport, rather than a business. As a result, industry practices, structures, and valuation approaches have developed that may not be based solely upon economic considerations and may be inconsistent with the maximization of profits. For instance, a particular bloodline or pedigree might command substantial prices due principally to the interest of a small group of individuals having particular goals unrelated to the economic value of the horse, and a decline in their interest would likely have an unexpected and adverse effect on the value of the bloodline or pedigree. As a result, valuations for particular horses can be subject to sudden and unpredictable reversals that could cause the Company's Thoroughbred Asset to depreciate or appreciate for reasons outside the Company's control.

The market for Thoroughbreds has been and will continue to be affected by the state of the economy, the amount of money available for investment purposes, the level of interest of foreign and domestic investors and enthusiasts in horse racing, the availability of purses and racing opportunities, the attractiveness of other investments and currency exchange rates, none of which can be accurately predicted. Other factors that may affect market valuations for Thoroughbreds include, but are not limited to:

- the presence or absence at auctions (or other sales) of purchasers who buy for speculative purposes;

- the apparent attractiveness of Thoroughbreds to foreign investors and the continued interest of such foreign investors;
- the federal income tax treatment of equine activities;
- the expansion of alternate forms of gaming, including "historic racing" slot machines, casino gambling and sports betting, among others;
- the continued availability of the federal statutory basis for interstate wagering and exemption from the legal constraints relating to the dissemination of gambling information;
- the level of betting handle (the amount of money wagered), and the amount of "takeout" (the percentage charged bettors) assessed to third party bet takers by agreement between tracks and horsemen, which both bear a direct relationship to the size of racing purses;
- the continued ability for the tracks and horsemen to agree to such contracts, the absence of which will adversely impact purse revenues; and
- the continued availability of purse supplements currently available from sources other than take out from pari-mutuel handle, such as subsidies from other forms of gaming and state breeders incentive programs.

If the Thoroughbred racing industry experiences further declines in revenues, or if general economic conditions deteriorate, the average sales price for quality Thoroughbreds may decline, in which case the Company could suffer substantial losses from owning an interest in the Thoroughbred Asset and the value of the Company's Class A Units would be materially and adversely affected.

The performance of Thoroughbreds in training or as lightly raced prospects with limited past performances is unpredictable.

A business strategy to purchase an interest in a yearling or in-training racing prospect, either before or after making initial appearances in training or actual races, is highly speculative. Intangibles such as racing class and distance/surface preferences, or limitations are still highly unpredictable at early stages in a horse's development. Horses exhibiting precocious talent are often the subject of highly competitive bidding among several interested buyers, including the larger Kentucky-based breeding/stallion operations such as WinStar, Coolmore, Darley (owned by the ruler of Dubai), Lane's End, Three Chimneys, Stonestreet, Spendthrift Farm and others, either alone or acting together as a partnership, co-ownership or "syndicate." Therefore, acquiring an interest in a highly sought prospect from a successful bloodline can require a substantial investment, and there is no assurance such a prospect will compete successfully.

Thoroughbred racing is highly competitive and is undertaken by individuals and entities with significantly greater financial resources than the Company.

The Company will engage in Thoroughbred horse racing in the United States as one of its primary activities. Future racing success will depend upon the ability of the Company to develop its Thoroughbred Asset, whether the Thoroughbred Asset is being trained and cared for by highly skilled professionals, and whether highly skilled professional jockeys will ride the Thoroughbred Asset. Thoroughbred horse racing is an intensely competitive activity, and the Company will be competing with individuals and entities with substantially greater experience and financial resources than the Company and with the financial ability to purchase all of, or interests in, the best racehorses. The highly competitive nature of the industry might make it more difficult to achieve a return on the investment.

A Thoroughbred's ability to compete successfully depends on intangible factors that are difficult to evaluate.

Physical appearance, pedigree and early racing performance in maiden or allowance races can only give some indication of future success. The ability of a Thoroughbred to race successfully also depends on intangible behavioral factors, such as the ability to withstand the rigors of training and racing while maintaining the appropriate demeanor and composure. Factors related to racing at the highest levels, as the Company intends to do, such as frequent travel (often international), change of stabling environment, track surface, extreme weather and soundness issues may compromise the ability to train properly for key races. Ultimately, some horses simply do not have the will to win at the highest levels, even though they may possess the physical talent to do so. This intangible factor cannot be determined with any certainty as physical health and management of the racing career of the horse are often factors in the development or destruction of a horse's willingness to perform at the highest levels. Examples of well bred, precocious two and three-year-old horses sold for millions of dollars early in their racing or training careers, which ultimately fail to perform competitively when challenged in upper-level stakes races, are common.

If foreign purchasers reduce their participation in U.S. auction markets, prices paid for Thoroughbreds could decline and the Company's asset could depreciate.

Foreign purchasers have accounted for a significant portion of the purchases of the most expensive yearlings at major auctions over the past several years. In particular, Sheik Mohammed bin Rashid al Maktoum, the ruler of Dubai, and entities owned by Dubai-based families have invested heavily in breeding stock in Australia, North America, South America, Great Britain, and Europe. The recent effort of this group to greatly expand its ownership of top caliber stallions and stallion prospects, and its growing involvement in the Thoroughbred business, fueled by rising oil prices and the devaluation of the dollar, escalated demand and prices for Thoroughbred horses worldwide. In April 2008, a related Dubai-based investment company acquired Fasig-Tipton, a leading North American Thoroughbred auction company, a first-time event in the Thoroughbred business.

Factors that could affect participation by foreign interests in the North American Thoroughbred market include:

- world economic and political conditions,
- the development of competitive breeding and racing programs in other countries,
- a decline in the popularity of pari-mutuel gambling or the advent and continued proliferation of alternative forms of gambling,
- restrictions upon the use of the Internet as a platform for Advanced Deposit Wagering (pari-mutuel) and simulcasting,
- the proliferation of exchange wagering or fixed odds wagering systems in the U.S. (as has been offered by Betfair and others in New Jersey, Great Britain, and Europe),
- restrictions or government regulation of the use of credit facilities to deposit funds in accounts to be used for on-line wagering,
- restrictions on the international transfer of funds,
- the strength or weakness of the United States dollar compared to foreign currencies, and
- governmental regulation by the United States or foreign governments.

The volatility in oil prices and the high levels of debt incurred for development in Dubai may discourage Dubai-based investors from participating in the Thoroughbred business at recent levels. If the Dubai-based group or other foreign investors significantly reduce their participation in public Thoroughbred auctions, or in the Thoroughbred business generally, it could lead to a significant downturn in values for Thoroughbreds. Fluctuations in prices at the major sales in Kentucky could affect prices for Thoroughbreds throughout the world.

The number of Thoroughbred racetracks and available racing opportunities could decrease.

A decrease in the number of racetracks or racing days would reduce the number of races, which would likely reduce the total purses available. In recent years, the operating environment for racetracks has become increasingly challenging. In 2020, the opportunities for live racing diminished due to the Covid-19 pandemic with an approximate 25% reduction in actual race days and a 23% decline in actual number of races run. However, wagering per race day increased by 33%, almost completely offsetting the reduction in race days and races run. Total wagering was off less 1% compared to 2019. Decreasing attendance and competition from off-track and alternative forms of wagering, coupled with increasing costs, could jeopardize the continued existence of certain racetracks. If the number of racetracks decreases, reduction or elimination of race dates due to Covid-19 restrictions or other unanticipated business interruptions could reduce demand for Thoroughbreds and depress market values, either of which could adversely affect the Company and its Class A Units.

In the first six months of 2019, there were over 30 equine fatalities at Santa Anita Racetrack located in southern California despite a concerted effort by the owner of the track to impose high safety standards. The California legislature recently passed legislation to impose additional safety standards and to allow the California Racing Board greater latitude in evaluating the competition readiness of the horses in training and racing in California. There have been ongoing protests organized and funded by animal rights organizations in response to the equine fatalities with the stated objective of those protests to ban racing from the state. It has become a political issue with the Governor and senior U.S. Senator of California making public statements on the subject. Should horse racing in California be shut down it would have an economic impact on the Thoroughbred business estimated by the National Thoroughbred Racing Association to be in the hundreds of millions of dollars. That development could significantly decrease demand for Thoroughbred horses of all ages and depress prices significantly.

Government regulation of the Thoroughbred racing industry could increase.

The attractiveness of owning Thoroughbreds depends largely upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. Though valuable to federal, state, and local government as a source of revenue, Thoroughbred racing could be subjected, at any time, to more restrictive regulation or banned entirely. The value of the Thoroughbred Asset could be drastically diminished by stricter regulation or a ban, which would have a material adverse effect on the Company and the value of its Class A Units.

On December 27, 2020, the Horse Racing Integrity and Safety Act ("**HISA**") was signed into law. HISA imposes additional safety requirements upon, and further limits medication use during, the conduct of racing in the United States. HISA will likely increase the costs associated with conducting racing in the United States with such costs being passed along to Thoroughbred owners. HISA also may indirectly limit the ability of certain tracks and horses to participate in Thoroughbred horse racing. HISA has now implemented its anti-doping enforcement regulations, which have been effective as of May 22, 2023, and has implemented substantially all of its safety provisions. There have been a number of lawsuits filed in various jurisdictions by horsemen's groups, individuals and state attorneys general (on behalf of the state racing commissions or boards), and it is likely there will be successive rounds of litigation and appeals based upon the imposition of the anti-doping regulations. There have already been rollbacks of certain provisions of the HISA and Horseracing Integrity & Welfare Unit health and safety and anti-doping policies and regulations. Oral arguments in the Fifth Circuit Court of Appeals on the overall constitutionality of the HISA legislation were held on October 4, 2023, and the outcome of this case could adversely affect the ongoing and consistent regulation of Thoroughbred racing. If the regulatory issues related to HISA cause interruptions to the racing calendar in the future, the Thoroughbred Asset could lose racing opportunities. To date, the implementation of HISA has not had a material impact on the Company's costs.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investors who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for "testing the waters."

The Company may not raise sufficient offering proceeds to acquire the entire interest in the Thoroughbred Asset.

The Company may close the Offering at any time after receiving the Target Offering Amount. The Company has acquired an option to purchase an interest in the Thoroughbred Asset that obligates the Company to hold an interim closing and to purchase a fraction of the interest in the Thoroughbred Asset when subscriptions are received for certain percentages of the Maximum Offering Amount. As a result, investors will not know at the time of investing how much of an interest the Company will ultimately own in the Thoroughbred Asset. Promptly following each interim closing, the Company will notify subscribers for the Class A Units individually by e-mail that the interim closing has occurred, the total interest in the Thoroughbred Asset then held by the Company, and related changes, if any, in the intended use of proceeds. The Company will also file a supplement to this Form C with the SEC and post an announcement containing the same information to the Company pages of its website.

No guarantee of Closing.

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to the Offering. If the Company does not reach its funding target, it may not be able to achieve its investment objectives by acquiring the Thoroughbred Asset and generating revenue to enable distributions for Investors. In addition, there is no guarantee that the Company will be able to exercise its option to purchase the Thoroughbred Asset, as circumstances beyond its control may prevent the exercise of the option and the acquisition of the Thoroughbred Asset.

Lack of diversification.

It is not anticipated that the Company would own any assets other than the Thoroughbred Asset, plus potential cash reserves for maintenance, training, insurance, and other expenses pertaining to the Thoroughbred and amounts earned by the Company from racing and sales activities. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to the Company.

Industry concentration and general downturn in industry.

Given the concentrated nature of the Thoroughbred Asset (*i.e.*, only an interest in a racehorse), any downturn in the racehorse industry is likely to impact the value of the Thoroughbred Asset, and consequently the value of the Class A Units. In the event of a downturn in the industry, the value of the Thoroughbred Asset is likely to decrease.

Difficulties in determining the value of interests in Thoroughbreds.

As explained in the '*BUSINESS* – Description of the Business' section herein, racehorses are difficult to value. The valuation of the interest in Thoroughbred Asset that the Company acquires will be based upon a subjective approach taken by the executive officers of the Manager, using such data as auction results, health records, past performances, veterinary inspections/examinations, and previous sales history, as well as input from prospective co-owners and other sources in the equine industry. The Manager sources data from reputable valuation providers in the industry, such as Bill Oppenheim Bloodstock, Keeneland Sales Results, Fasig-Tipton Sales Results, and Ocala Breeders' Sales Results, among others. The Manager may rely on the accuracy of the underlying data without any means of detailed verification. Consequently, valuations may be uncertain.

The value of the Thoroughbred Asset, and consequently the value of an Investors' Class A Units can go down as well as up. Valuations are not guarantees of realizable price and do not necessarily correspond to the price at which the Class A Units may be offered. The value of the Thoroughbred Asset may be materially affected by a number of factors outside the control of the Company, including any volatility in the economic markets and the condition of the horseracing industry.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

Investors should not rely on the fact that the Company's Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investors commitment amounts based on the Company's determination of an Investors' sophistication.

The Company may prevent any Investors from committing more than a certain amount in this Offering based on the Company's determination of the Investors' sophistication and ability to assume the risk of the investment. This means that Investors' desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no securities will be sold, all investments will be returned, and all commitments will be canceled.

The Company has set a Target Offering Amount of $$182,300 for this Offering. However, there exists a risk that the Company may not be able to secure the full amount of investment commitments before the end of the Offering

Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled. and all committed funds will be returned to the respective investors. The Company's ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investors' interest, and economic circumstances, which may be beyond the Company's control. Failure to reach the Target Offering Amount could limit the Company's access to the necessary capital to support its strategic initiatives, potentially affecting its business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that Investors' investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While Investors have the right to cancel their investment in the event the Company extends the Offering Deadline, if Investors choose to reconfirm their investment, their investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to the Investors without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to Investors.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means Investors' failure to participate in the Offering in a timely manner, may prevent them from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act").

The Class A Units will not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company and the Manager have taken the position that the underlying Thoroughbred Asset are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's assets will comprise of less than 40% investment securities under the Investment Company Act and the Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company, and the Manager may be forced to liquidate and wind up the Company or rescind any Offering of its Class A Units.

There may be possible changes in federal tax laws.

The Internal Revenue Code (the "**Code**") is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, the Company cannot assure

Investors that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an Investors' tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made, as the case may be.

Investors' Data and Personal Information May be Disclosed to Issuer, Intermediary, and Partners
In connection with the Offering, Investors' personal information, including personally identifiable information (PII), will be collected and may be shared as part of the investment process with the Intermediary, the Issuer, and the Issuer's Intermediary's partners. This information may include, but is not limited to, the Investors' name, contact information, social security number, financial data, and other relevant details necessary to complete the investment transaction. While the Issuer, Intermediary, and their partners implement robust security measures to protect Investors' PII, no system can be completely secure. Investors acknowledge and accept sharing of their information and the risks of data breaches, regulatory compliance issues, and varying levels of security practices among third-party service providers. By participating in this Reg CF offering, the Investors agree to the privacy policy of the Issuer and the Intermediary, as well as of their third-party partners.

Risks Related to the Securities

Holders of the Class A Units have limited voting rights. As a result, holders of Class A Units will not have any ability to influence the outcome of important transactions and decision.

The Manager has the unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors, and the Investors only have limited voting rights in respect of the Company. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of their Units and removal of the Manager for "cause." Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions, and such amendments or decisions may only be in the best interests of only a limited number of the Investors, but not Investors as a whole.

Furthermore, the Manager can only be removed as manager of the Company in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was managing the Thoroughbred Asset.

The Manager will have substantial discretion to determine whether and when Investors receive any distributions and the amounts distributed.

The Operating Agreement provides that the Manager will distribute cash available for distribution to the Members of the Company as soon as reasonably practicable after the relevant amounts have been received by the Company, but only after the Manager has reserved amounts reasonably believed to provide adequate future working capital for the Company's ongoing operations and to meet any future contemplated obligations or contingencies. As revenue generated by racing activity is intermittent and highly unpredictable, planning for the Company's future cash needs will require the Manager to exercise substantial judgment as to the amounts reasonably available at anytime for distribution to the Company's Members. Investors should not expect to receive distributions regularly, if at all.

A Class A Units Holder's ownership of the Company may be diluted if the Manager issues additional Class A Units of the Company after the closing of the Offering. The Manager may sell additional Class A Units of the Company from time to time after the closing of the Offering in order to raise capital to cover the Company's ongoing operating expenses. If additional Class A Units are issued, Investors would have their ownership interest diluted. Dilution could reduce both the current value of the Class A Units of the Company held by existing Investors and the amount of any future distributions payable to the diluted Investors.

The Manager and its affiliates will not be liable to the Company absent fraud, willful misconduct, or gross negligence. In addition, the Company is obligated to indemnify its officers and the Manager from liability to third parties.

None of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the "**Covered Persons**") will be liable to the

Company, or any Class A Units Holders for any act or omission taken by the Covered Persons in connection with the business of the Company that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Operating Agreement requires the Company to indemnify the Covered Persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Covered Persons with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. The costs of meeting any indemnification will be allocated pro rata across the Company based on the value of the underlying Thoroughbred Asset. If the Company is required to indemnify any person as described above, any such payment may reduce or dissipate the assets of the Company.

Conflicts of interest.

The Manager will devote only such time to the Company's business as it deems necessary. The Operating Agreement allows the Manager and its affiliates to participate in business ventures that are similar to, and that may compete with the Company's business. If the Manager organizes other companies in the future, the Company will be competing with the other companies for the time and talents of the personnel employed by the Manager rendering services to us.

The offering price for the Class A Units determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value of assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when the Company's Class A Units can be traded publicly.

The price of the Class A Units of the Company was not derived as a result of arms-length negotiations but was instead based upon various factors including the valuation of the Thoroughbred Asset, anticipated market demand, the Company's future prospects, its capital structure, as well as certain expenses incurred in connection with the Offering and ongoing boarding and training costs. These estimated values and Class A Units prices do not necessarily accurately reflect the actual value of the Class A Units or the price that may be realized upon disposition of the Class A Units.

If a market ever develops for the Class A Units, the market price and trading volume of the Company's Class A Units may be volatile.

If a market develops for the Class A Units, the market price of the Class A Units could fluctuate significantly for many reasons, including reasons unrelated to the Company's performance or the underlying Thoroughbred Asset, such as the racing performance of related Thoroughbreds, reports by industry analysts, investors' perceptions and general economic and industry conditions. For example, to the extent that other companies, whether large or small, within the pari-mutuel gaming industry experience declines in their share price, the value of Class A Units may decline as well.

In addition, fluctuations in operating results of the Company or the failure of operating results to meet the expectations of investors may negatively impact the price of its Class A Units. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of the Company's business to a general economic downturn; changes in the laws that affect the Company's operations; competition from other entertainment enterprises; compensation related expenses; application of accounting standards; seasonality; injury to the Thoroughbred Asset, and the Company's ability to obtain and maintain all necessary regulatory approvals, government certifications or licenses to conduct the Company's business.

There may be state law restrictions on an Investors' ability to sell the Class A Units.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. The Company does not know whether its securities will be registered, or exempt, under the laws of any states. There may be significant state blue-sky law restrictions on the ability of Investors to sell, and on purchasers to buy, the Company's Class A Units. In addition, because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation

CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Investors should consider the resale market for the Company's Class A Units to be limited. Investors may be unable to resell their Class A Units, or they may be unable to resell them without the significant expense of state registration or qualification or opinions to the Company's satisfaction that no such registration or qualification is required. If investors purchases Class A Units in an unregistered state/territory, the Company has the right to rescind the sale.

Funds from purchasers accompanying subscriptions for the Class A Units will not accrue interest while in escrow prior to admission of the subscriber as a Member to the Company, if it occurs, in respect of such subscriptions.

The funds paid by purchasers for the Class A Units will be held in a non-interest-bearing escrow account until the admission of the subscriber as Investors, if it occurs, in respect of the applicable subscriptions. Purchasers may not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, nor Class A Units sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the Offering Period. If the Company terminates the Offering prior to accepting a subscriber's subscription, escrowed funds will be returned, without interest or deduction, to the proposed Investors.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts. The Company's Operating Agreement, to the fullest extent permitted by applicable law, provides for investors to waive their right to a jury trial.

The Company's Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors and transferees who become Class A Unit holders to consent to exclusive jurisdiction of the Delaware Court of Chancery and to waive the right to a trial by jury with respect to claims relating to the Operating Agreement. These provisions may have the effect of limiting the ability of Class A Unit holders to bring a legal claim against us due to geographic limitations and may limit an Investors' ability to bring such a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage Investors to the extent a judge might be less likely than a jury to resolve an action in their favor. In addition, if waiver of a trial by jury is determined to be inapplicable to, or unenforceable in respect of, an action or proceeding against us, it may cause us to incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

Neither of these provisions will apply to claims or suits under federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and Investors should consult with their attorney.

Investors should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that Investors might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and the Company has arbitrarily set the price.

The Offering price was not established in a competitive market. The Company has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's asset value, net worth, revenues or other established criteria of value. The Company cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investors' investment.

There is no assurance that Investors will realize a return on their investment or that they will not lose their entire investment. For this reason, Investors should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Company's Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Company's Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of the Company's investors and will not be subject to any different standards imposed by its Operating Agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

The Company does not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company's interests with their own. To the extent that such parties take actions that are more favorable to other entities than the Company, however, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors and the value of the Units. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Payments from the Company to the Manager and its employees or affiliates.

If the Operating Expenses exceed the revenue from the underlying Thoroughbred Asset and any cash reserves, the Manager has the option to cause the Company to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, the Manager may be incentivized to cause the Company to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to Investors. The Manager may also choose to issue additional Units to pay for Operating Expenses instead of causing the Company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the Company on any Operating Expenses Reimbursement Obligation may be economically more beneficial to Unit Holders than the dilution incurred from the issuance of additional Units.

Conflicting interests of the Manager and the Investors

The Manager may choose to use certain bloodstock agents, appraisers, trainers, or other service providers because they get benefits from giving them business, which do not accrue to the Investors. The Manager will determine whether or not to sell the Thoroughbred Asset owned by the Company in response to an offer to acquire the Thoroughbred Asset. Furthermore, when determining to liquidate the Thoroughbred Asset, the Manager will do so considering all the circumstances at the time, which may include obtaining a price for the asset that is in the best interests of a substantial majority, but not all of the Investors.

The Manager's discretionary authority to amend the Operating Agreement.

The Manager has the ability to unilaterally amend the Operating Agreement. As the Manager is a party, or is subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as Manager of the Company, but which may not benefit all Investors equally. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager owes to Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors. See "*THE OFFERING AND THE SECURITIES – Other Key Material Terms*" for more information.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS AND RESULT IN THE TOTAL LOSS OF INVESTORS' INVESTMENT.

BUSINESS

Description of the Business

The racing sector of the horse industry, which includes the Thoroughbred and horse industry, had an estimated impact on the United States economy of $177 billion in 2023. Historically, participation in racing Thoroughbreds has been largely limited to wealthy individuals, due to the substantial financial investment required. The Company aims to democratize access to Thoroughbred racing by providing horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire an equity interest in a Thoroughbred.

The Company's principal objective will be to acquire an ownership interest in Keepsake Box, a thoroughbred gray or roan filly named Keepsake Box was born on March 27, 2023, by Twirling Candy out of Special Me, by Unbridled's Song (the "**Thoroughbred Asset**") with the pedigree, conformation, and athletic potential to compete successfully in allowance and stakes races. Proceeds from the sale of Class A Units will be used to acquire a fractional ownership interest in the Thoroughbred Asset, which will be actively managed throughout its racing career. Through ownership of interest in the Thoroughbred Asset, the Company aims to generate revenue, provide capital appreciation, and distribute revenue to equity investors. This revenue includes cash received from racing and asset sale activities, which will be managed by the Manager for the benefit of the Company. The Company will primarily focus on upper echelon races but may pursue opportunities across the Thoroughbred racing business. Regarding breeding activities, the Company will not engage in breeding after the Thoroughbred Asset's retirement from racing. Instead, if a horse shows potential for breeding, the Company will manage an orderly sale of its breeding rights, wind up the Company, and distribute proceeds to Class A Unit holders. This approach ensures focus on managing racing careers without being sidetracked by the demands of breeding activities.

Manager

The Operating Agreement of the Company designates the Manager as the managing member of the Company. Carrie Brogden serves as the managing member of the Manager.

The Manager is responsible for directing the Company's operations, implementing strategies, and overseeing day-to-day affairs under the terms of the Operating Agreement. The Manager is tasked with making decisions regarding asset acquisition and disposition, managing the Thoroughbred to generate revenue and maximize value, and evaluating potential sale opportunities. The Manager's responsibilities encompass various aspects, including Thoroughbred sourcing, disposition services, managing the Offerings, overseeing Thoroughbred operations such as training and racing, and maintaining relationships with Class A Unit holders. It oversees the creation of offering materials, regulatory filings, and marketing materials, and coordinates administrative functions related to the Offering. Additionally, the Manager engages service providers for training and racing activities, allocates revenues and costs, and manages communications with Class A Unit holders while determining distribution policies and authorizing revenue distributions. Certain responsibilities of the Manager may be delegated to or otherwise performed by a third-party administrator. See '**CMNWLTH Services, LLC'** below for more information.

CMNWLTH Services, LLC

The Company anticipates engaging CMNWLTH Services, LLC to provide certain administrative services to the Company post-Offering. Such duties will include management of investor relations and accounting functions, provision of event management, content production, investor and regulatory reporting, accounting, cash management, investor management, and shareholder recordkeeping and stock transfer. In return for its services, the Company will pay CMNWLTH Services, LLC certain fees, which are anticipated to amount to $1,790 per month Distributions of race earnings, breeding revenue, sale of assets, and other related earnings of the Company are subject to a distribution fee of 10%.

The Thoroughbred Asset

The Company has entered into that certain Purchase Option Agreement, dated as of March 24, 2025, with the Manager, attached as <u>Exhibit G</u> (the "**Option**") that provides the Company with the right to purchase up to 100% of a fractional share of 50% in the Thoroughbred Asset during the period beginning March 24, 2025; Ends July 31, 2025 (the "**Option Period**"). If the Option Period expires without the Company exercising the Option, the Purchase

Option Agreement becomes null and void. The maximum purchase price under the Option is $250,000, which would represent 100% of the fractional share of 50% in the Thoroughbred Asset.

Upon exercising the Option, the Company will pay an amount referred to as the "**Initial Purchase Price**" within 10 business days, which is calculated based on the Target Offering Amount and the purchase price of the full fractional interest of the Option. This Initial Purchase Price secures for the Company an initial fractional interest, which shall be a portion of the full fractional interest, in the Thoroughbred Asset. Subsequent purchases of additional interest amounts will be made each time the Company sells units equal to or greater than the Target Offering Amount, with each additional purchase price calculated in a manner similar to the Initial Purchase Price.

The total purchase price of the fractional interest in the Thoroughbred Asset will be comprised of the Initial Purchase Price and any additional purchase prices paid, and the total interest in the Thoroughbred Asset will be comprised of the initial fractional interest acquired through the Initial Purchase Price and any additional fractional interests acquired through any additional purchase prices paid. The proportional relationship between the total purchase price and the total interest ensures fairness in the transaction. If the total interest is less than the full interest amount provided by the Option, the Company is informed of their ownership percentage after the transfer.

The Thoroughbred Asset was selected based upon the following selection criteria:

Pedigree. Pedigree is a strong determinant of future success on the track and future commercial values. Preference was given to horses with proven pedigrees, where both the sire, dam and siblings of the horse have successful records (past racing performances of merit) on the racetrack and in the breeding shed. The Manager tracks current market trends to identify top stallions and top broodmare sires and looks to align these pedigree crosses (or "nicks" as they are often referred to in the bloodstock world) whenever possible.

Conformation. Many factors determine a horse's ability, including breeding, training, mental fitness, and disposition. Analysis of conformation was used to guide the selection team's assessment of the Thoroughbred Asset's potential ability. Biomechanics, heart scans, detailed gait analysis and endoscopic exams were used to identify positive physical characteristics and rule out limiting physical characteristics that could make the Thoroughbred Asset more prone to injury, less athletic, etc.

Under Tack Times and Past Performance. Under tack times indicate a two-year-old's running ability, running style and overall performance, as well as a metric for comparative analysis against horses of the same age. For the Thoroughbred Asset, used past performances, race replays, videos of workouts and other data to evaluate the horse's ability, running style and future potential.

Physical Examination. The Thoroughbred Asset underwent a pre-purchase physical examination conducted by a veterinarian. The examination may include but will not be limited to:

- Basic walking examination;
- Soundness and health of hoof structures;
- Skin and body evaluation to identify previous injuries or surgery that could indicate structural or internal health issues, or which might adversely affect the horse's future value or performance;
- Oral cavity exam to look for any abnormalities that may affect future training or performance;
- Optical examination for superficial lesions on the cornea, anterior chamber, and lens. A fundic (or base of the eye) exam should be performed to evaluate the posterior chamber and the optic nerve at the back of the eye;
- Cardiac exam to detect evidence of any overt cardiac disease (elevated resting heart rate, elevated resting respiratory rate, distended jugular veins, dependent edema, etc.), cardiac murmurs or cardiac arrhythmias; Endoscopic examination to evaluate the functionality and size of the airway; and
- Full radiographs to identify the presence of developmental orthopedic disease (age, breed and joint specific), osteoarthritis or evidence of "wear and tear," fractures, chips, and bone remodeling. Pre-sale radiographs are available in the repository of the auction company. Post-sale radiographs will be taken, and soft tissue ultrasonic examinations of tendons and ligaments will be performed as determined to be necessary by the selection team and its veterinarian.

Training and Boarding

A foal will be boarded at a farm until it has developed sufficiently to commence training. Boarding rates for suckling foals are generally no more than $15 per day. Rates for weanlings generally range from $25 to $45 per day. Boarding rates are generally stable, rarely increasing by more than 5% annually. Unanticipated cost increases for hay, bedding, or other items due to external factors may sometimes be passed through to boarding customers.

The Thoroughbred Asset will be sent to trainers who, in the judgment of the Manager and its co-managers, can best realize the Thoroughbred Asset's potential.

Each trainer employed by the Manager will be an independent contractor and will concurrently be handling Thoroughbreds for other owners. Racetrack based trainers generally are paid approximately $85 to $135 per Thoroughbred per day, plus 10%-12% of the Thoroughbred's gross winnings. Trainers based at non-racetrack affiliated training centers will generally charge lower "day rates" for initial training or training related to rehabilitation from injury than the rates charged by trainers based at racetracks. Trainers may charge stall rent fees in addition to "day rates" charged for horses located at training centers. In general, training fees are generally stable, with annual increases of more than 5% uncommon.

Racing

Once the Thoroughbred Asset reaches the final race preparation stage in its training regime, and while racing, certain additional charges for services associated with racing will be incurred. Charges such as having a lead pony take the horse to the gate, fees to have independent contractors handle the horse on race day, race day medication, transportation, jockey's fees based either on a percentage of winnings for placed horses (first or second, and in some instances third) or a flat fee pursuant to a set schedule for unplaced horses (referred to as "Jock Mounts" in the vernacular), trainers, and stable commissions based on a percentage of winnings will be incurred or assessed. For races other than stakes races, there are no entry fees. For stakes races there are nomination or subscription fees, entry and starting fees and, in some instances, supplementary nomination fees to make horses eligible to compete after the closing deadline for nominations.

Each trainer will employ jockeys, who are generally paid a nominal fee plus 10% of the purse if the Thoroughbred finishes first in the race, 5% for second place finishes or sometimes third, and a standard flat fee for lesser placings. In addition, a barn commission amounting to approximately 2% of the purse is usually paid to the groom and barn help of the winning Thoroughbred. This payment is referred to as a "stake" in the stable vernacular.

Because of competition level variables, the racetracks where the Thoroughbreds will be located and the races into which they will be entered will be selected based upon the recommendation of the trainer with the input of the advisors and the Manager's officers.

There is no guarantee that a horse entered in a race will "draw in" and be able to race. Luck can determine if and how many times a horse may run during a race meet. Eligibility and preference of entries are governed by each track's procedures to maintain a fair and even-handed approach, but horses are routinely excluded from races based upon the random draw in oversubscribed races. In those cases, a horse in such "entered and excluded" status would generally be given priority for entry in a comparable race in the same meet. In addition, trainers would ordinarily have options to race the horse at racetracks in the region. Although a horse may not be able to run as desired during a meet, the possibility that the horse would be excluded entirely from racing even though entered numerous times would be remote.

Sale of Assets

The Manager expects to sell interests in the Thoroughbred Asset owned by the Company from time to time in the ordinary course of operations or in connection with the dissolution of the Company. The Manager may sell its interest in the Thoroughbred Asset if the Manager concludes it would be in the best interest of the Company to do so, based on the Thoroughbred Asset's racing performance and market value.

As the racing career of the Thoroughbred Asset progresses, the Manager will evaluate the Thoroughbred Asset's potential trajectory based on the horse's performance at various levels of competition. If the horse is not demonstrating the potential to compete successfully in allowance and stakes races, the co-owners may decide to sell the horse. The Company's co-ownership and co-management agreements provide that the horse may not be sold without its consent. With few exceptions, all the co-owners participate in the meetings at which the decision to sell is jointly made.

The sale of the Thoroughbred Asset will be conducted through one of the major Thoroughbred auctions held throughout the year, such as the Keeneland Horses of Racing Age or Horses of All Ages Sales. Once the co-owners jointly agree to consign the Thoroughbred Asset for sale at the auction and jointly agree on the minimum price for which the Thoroughbred Asset can be sold, the conditions of the bidding and sale are governed by the rules of the auction house.

Upon the sale of the Thoroughbred Asset, the Company will discontinue operations other than to wind up its business and make liquidating distributions of the sales proceeds, any retained racing revenue, and the remaining balance of any cash reserves held to cover training and other expenses.

The Operating Agreement authorizes the Manager to pay reasonable fees and or commissions consistent with industry standards to unaffiliated agencies such as trainers, sales agencies, or consignors upon any purchase or sale of the Thoroughbred Asset. Some trainers may charge a fee or commission for arranging the sale of a Thoroughbred for the Company. Sales agencies and consignors customarily charge a fee or commission on a set or sliding scale for their services in selling Thoroughbreds at public auctions. The Company expects to pay a 5% sales commission upon sale of the Thoroughbred Asset, however the Manager reserves the right to increase or decrease the actual commission paid in their sole discretion. The Operating Agreement requires the Manager to comply with state laws regulating private and public sales of Thoroughbred assets.

Breeding Activities

The Company will not engage in Thoroughbred breeding activities. When the Thoroughbred Asset retires from racing but retains value as a breeding stallion, the Company intends to sign a syndication agreement with a breeding operation, which would convert the ownership interest in the stallion into a number of fractional interests or "stallion shares" possessing breeding rights (the right to breed a mare to the stallion in a given breeding season). Immediately following the syndication of the stallion, the Company will discontinue operations other than to conduct an orderly liquidation of its stallion shares and breeding rights for cash and make liquidating distributions of the sales proceeds, any retained racing revenue, and the remaining balance of any cash reserves held to cover training and other expenses to the Company's Class A Unit holders, and then terminate.

When the Thoroughbred Asset retires from racing but retains value as a broodmare, the Company intends to sell the ownership interest in the horse and conduct a similar process to liquidate the Thoroughbred Asset and make liquidating distributions to the Company's Class A Unit holders.

Insurance

The Manager expects to carry mortality insurance (and fertility insurance if applicable) on the Company's Thoroughbred Asset and will decide the amount of coverage. Generally, a full mortality policy will insure against loss by death caused directly or indirectly by sickness, accident and/or disease. The amount of recovery generally would be the lesser of the insured amount or the last claiming price (if any) the Thoroughbred has been subjected to at the time of the casualty.

If the Thoroughbred Asset enjoys great racing success or its value otherwise increases substantially (which can sometimes occur when a member of the immediate family wins a prestigious race), the Manager may decide not to increase mortality insurance to the level of the animal's value because of the relatively high cost of the additional coverage.

Operating Expenses

Upon the Closing, the Company will be responsible for the following costs and expenses attributable to the activities of the Company (together, the "**Operating Expenses**"):

- Any and all ongoing fees, costs and expenses incurred in connection with the management of the Thoroughbred Asset, including bloodstock agent commissions, transportation (other than those related to Acquisition Expenses), boarding, training and racing expenses (nomination fees, entry fees, jockey fees, pony fees, etc.), veterinarian fees, farrier charges, feed supplements and medications, physical therapy charges, equipment costs, research and database expenses, periodic registration fees, marketing, security, valuation, and utilization of the Thoroughbred Asset;

- Fees, costs, and expenses incurred in connection with preparing any reports and accounts of the Company, including any required federal or state securities filings and any annual audit of the accounts of the Company;
- Fees, costs and expenses of a third-party registrar and transfer agent appointed in connection with the Company;
- Fees, costs, and expenses incurred in connection with making any tax filings on behalf of the Company;
- Any indemnification payments;
- Any and all insurance premiums or expenses incurred in connection with the Thoroughbred Asset, including equine mortality or fertility insurance; and
- Any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

If the Operating Expenses exceed the amount of revenues generated from the Thoroughbred Asset and cannot be covered by any Operating Expense reserves on the balance sheet of the Thoroughbred Asset, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Company, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Company (an "**Operating Expenses Reimbursement Obligation**"), and/or (c) cause additional Class A Units to be issued by the Company in order to cover such additional amounts.

Oversight and Governance

The Company will not be able to pay a fee or commission to any advisor or other person affiliated with or related to the Manager, advisors, or any Member only with the approval of the principals of the Manager who are not parties to the transaction and will be fully disclosed to the Company owners. In such situations, the Manager may consult with unaffiliated advisors who also are not parties to the transaction.

Indemnification of the Manager

The Operating Agreement provides that none of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, advisors, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the "**Covered Persons**") will be liable to the Company or any interest holders for any act or omission taken by the Covered Persons in connection with the business of the Company that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Company will indemnify the Covered Persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Covered Persons with respect to the Company and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Company Revenue

The Company will generate revenue largely from racing activities of the Thoroughbred Asset. Upon retirement of the Thoroughbred Asset, the Company will generate revenue from the sale of the Thoroughbred Asset.

Intellectual Property

The Company does not own any intellectual property.

Marketplace and Competition

The markets in which The Company competes are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the horseracing industry. Several hundred individuals and agencies conduct pinhooking operations in the weanling and yearling markets across the United States, as well as thousands of owners and trainers who purchase weanlings and yearlings to eventually race for their own account. These competitors include other horseracing operations worldwide.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which the Company does business. The Company's ability to continue to meet these challenges could have an impact on the Company's legal, reputational, and business risk.

Litigation

From time to time, the Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business or the development of the platform because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

USE OF PROCEEDS

The Company estimates that the gross proceeds of this Offering will be $449,850.00 assuming the full amount of this Offering is sold. The following table shows how the expected use of the offering proceeds at both the minimum and maximum offering amounts:

		Minimum Offering			Maximum Offering	
		Dollar Amount	Percentage of Gross Cash Proceeds		Dollar Amount	Percentage of Gross Cash Proceeds
Asset Acquisition Cost						
Asset Purchase Price (1)	$	75,000	41.1 %	$	250,000	55.6 %
Acquisition Expenses (2)		582	0.3 %		1,940	0.4 %
Total Asset Acquisition	$	**75,582**	**41.5 %**	$	**251,940**	**56.0 %**
Operating Costs						
Race Training Expenses (3)	$	19,800	10.9 %	$	66,000	14.7 %
Insurance (4)		6,600	3.6 %		22,000	4.9 %
Racehorse Management Fees (6)		4,800	2.6 %		4,800	1.1 %
Charity Donation (10)		3,553	1.9 %		8,823	2.0 %
Total Operating Costs	$	**34,753**	**19.1 %**	$	**101,623**	**22.6 %**
Working Capital						
Investor Management (7)		21,360	11.7 %		21,360	4.7 %
LLC Administrative Services (5)		16,800	9.2 %		16,800	3.7 %
Total Working Capital	$	**38,160**	**20.9 %**	$	**38,160**	**8.5 %**
Fees and Expenses						
Fundraise Fee (11)	$	14,850	8.1 %	$	39,172	8.7 %
Offering Expenses (12)		18,955	10.4 %		18,955	4.2 %
Total Fees and Expenses	$	**33,805**	**18.5 %**	$	**58,127**	**12.9 %**
Total Estimated Offering Amount	$	**182,300**	**100 %**	$	**449,850**	**100 %**

(1) Represents the Company's portion of the $500,000 purchase valuation.

(2) Represents the Company's portion of Acquisition Expenses incurred in connection with the evaluation, discovery, development, and acquisition of the Thoroughbred Asset including bloodstock fees, transportation costs related to transportation of the Asset, research fees, expert due diligence, bank fees and similar costs and expenses incurred.

(3) Represents the Company's portion of estimated training and racing expenses of $5,500 per month for 24 months based on its ownership interest in the Thoroughbred Asset.

(4) Represents the Company's portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred's estimated value.

(5) Represents the Company's projected fees for managing the Racehorse Asset including race entry, training and care decisions, investor representation and voting, and strategic decisions.

(6) Represents a donation to a reputable aftercare cause as selected by the Manager.

(7) Represents the Company's projected fees for investor management, including shareholder recordkeeping, registry, stock transfer, hosting events, and producing digital and video content for distribution to investors.

(8) Represents the Company's projected fees for LLC administration including accounting, cash management, tax preparation, state reports, regulatory filings, annual reports to the SEC, and financial reports to Investors.

(9) Represents the cash compensation paid to the Intermediary at the closing of the Offering and represents ten percent (10%) of Offering proceeds allocated for (i) Asset Acquisition Cost, and (ii) Working Capital. The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. This figure excludes fees to the Company's advisors, such as attorneys and accountants.

(10) Represents the Company's Offering Expenses including the following fees, costs and expenses incurred in the connection with executing the Offering, consisting of legal, accounting, escrow and compliance costs.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's Operating Expenses projections.

Keepsake Box

Information about Keepsake Box:

The gray or roan filly named Keepsake Box was born on March 27, 2023. She is by Twirling Candy out of Special Me, by Unbridled's Song. She was bred by Machmer Hall, Carrie Brogden, and Craig Brogden in Kentucky. The filly was entered in the 2025 OBS March Sale of 2-Year-Olds in Training, but her breeders/owners elected to withdraw her from the sale and retain ownership rather than sell her.

To date, a veterinarian has taken radiographs and performed a scope, and both were reported within acceptable limits for purchase as a racing prospect.

Pedigree:



Twirling Candy - Special Me 23'
Twirling Candy
Special Me
Candy Ride (ARG)
House of Danzing
Unbridled's Song
Delta Danielle
Ride the Rails
Candy Girl
Chester House
Danzig Crown
Unbridled
Trolley Song
Lord Avie
Domasco Danielle

Keepsake Box's sire, Twirling Candy, was a sensation on the racetrack, blending raw speed with the ability to stretch out over a route of ground. A G1 winner himself, he set a new track record in the G1 Malibu Stakes, stopping the clock in a blistering 1:19.70 for seven furlongs. His versatility was on full display throughout his career, winning graded stakes on dirt, turf, and synthetic surfaces.

As a stallion, Twirling Candy has solidified his position among the industry's most reliable sires, producing G1 winners on all surfaces and at varying distances. His top progeny include:

- Concrete Rose – A G1 Belmont Oaks Invitational winner and one of the best turf fillies of her generation.
- Rombauer – Showcased his talent on the biggest stage with a victory in the G1 Preakness Stakes.
- Pinehurst – Won the G1 Del Mar Futurity, proving Twirling Candy's ability to produce precocious juveniles.
- Gift Box – Keepsake Box's accomplished half-brother, further reinforcing the potent sire-broodmare cross.

Twirling Candy stands at Lane's End Farm for $60,000

Keepsake Box's dam, Special Me, is one of the most accomplished broodmares of her generation, having produced five stakes winners, including four G1 winners—a truly elite achievement.

Her standout offspring include:

- Gina Romantica – A multiple G1 winner, Gina Romantica captured the G1 Queen Elizabeth II Challenge Cup and G1 First Lady Stakes, showcasing brilliance on the turf against top competition.
- Gift Box – A G1-winning millionaire, Gift Box proved his class and durability by capturing the G1 Santa Anita Handicap and the G2 San Antonio Stakes, solidifying his reputation as a top-tier runner. He now stands stud at Lane's End Farm.
- Stonetastic – A lightning-fast sprinter, Stonetastic was a multiple graded stakes winner and G1-placed, displaying brilliant speed throughout her career.
- Special Forces – A multiple graded stakes-placed earner of over $500k, proving the family's consistency at the highest levels.

Boarding Arrangements; Development Timetable:

The filly will have 60 days of layup at the DeMeric's farm in Ocala, Florida, before shipping to Gulfstream Park to trainer Saffie Joseph Jr.

MANAGER, OFFICERS, AND KEY PERSONS

The Company is managed by its Manager, Machmer Hall Thoroughbreds LLC. The directors, officers, and managers of the Company's Manager, who indirectly manage the Company, are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. Additionally, the officers of the Company along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years is described below.

Manager

Machmer Hall Thoroughbreds LLC, a Kentucky limited liability company formed on May 29, 2003. The managing member of the Manager is Carrie Brogden. The Manger shall manage the business and affairs of the Company. The Manager shall direct, manage and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and do any and all things the Manager deems to be reasonably required to accomplish the investment objectives of the Company. The Members will have little or no control over the Company's day-to-day operations and will be able to vote only on limited matters. The Manager will make all other decisions.

Directors, Officers, Managers, or other Key Personnel of Manager

Name	Positions and Offices Held at the Manager	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Carrie Brogden	Managing Member	Manager, Machmer Hall Thoroughbreds	BA James Madison University

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's Operating Agreement attached as Exhibit C. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employee(s).

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue 2 classes of membership interests in the Company, comprised of an unlimited number of Units of Class A Membership Interest (the "*Class A Units*"), of which 0 Class A Units are issued and outstanding, and an unlimited number of Units of Class B Membership Interests (the "*Class B Units*," and together with the Class A Units, the "*Securities*") of which 1 Class B Units is issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's issued and outstanding capitalization is 100% comprised of Class B Units, and consists of 1 Class B Unit issued and outstanding to the Company's Manager. The Class B Units voting rights amount to 1 vote per Class B Unit. The Class B Units have no anti-dilution rights. The Company may decide to issue more Class B Units which would dilute the Securities offered hereunder.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Machmer Hall Thoroughbreds LLC	1 Class B Unit	100%

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Units	N/A	1	N/A	Inception.	Section 4(a)(2) of the Securities Act of 1933

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Keepsake Box Nation LLC is an LLC whose primary purpose is to acquire a fractional interest in, manage, and ultimately sell, the Thoroughbred and to generate revenue therefrom. The Company was formed in Delaware as a limited liability company on March 24, 2025, the Company aims to provide horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire an equity interest in a Thoroughbred.

Cash and Cash Equivalents

As of March 24, 2025 the Company holds an aggregate of $0 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. The Company had $0 in cash and total assets in an amount of $0 as of March 24, 2025, with no runway available aside from the Company's Manager's commitment to make additional capital contributions in the event of the Company's insolvency during the term of the Offering. The Company must raise capital in this Offering to improve its liquidity position and continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to the Company's operations. The Company plans to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of the Company's business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The proceeds from the Offering will be used to acquire the Thoroughbred Asset, and for other Operating Expenses. See section "*Business-Operating Expenses.*"

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Purchase Option Agreement dated March 24, 2025 between the Manager and the Company for the option to purchase an up to 50% fractional interest in the Thoroughbred Asset for a purchase price of up to $250,000, from the proceeds of the Offering.

The Company has identified the following conflicts of interest that may arise in connection with the Class A Units, in particular, in relation to the Company, the Manager and the underlying Thoroughbred Asset. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective Investors should consider before investing in the Class A Units.

1. *Limitations of Manager's Fiduciary Duties to Company*. The Company's Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager. The Company's Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of the Company's investors and will not be subject to any different standards imposed by its Operating Agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

2. No Conflicts of Interest Policy. The Company, the Manager and their affiliates will try to balance the Company's interests with their own. To the extent that such parties take actions that are more favorable to other entities than the Company, however, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors and the value of the Class A Units. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

3. Payments from the Company to the Manager and its Employees or Affiliates. If the Operating Expenses exceed the revenue from the underlying Thoroughbred Asset and any cash reserves, the Manager has the option to cause the Company to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, the Manager may be incentivized to cause the Company to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to Investors. The Manager may also choose to issue additional Class A Units to pay for Operating Expenses instead of causing the Company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the Company on any Operating Expenses Reimbursement Obligation may be economically more beneficial to Class A Units Holders than the dilution incurred from the issuance of additional Class A Units.

The Manager determines the timing and amount of distributions of revenue made to Investors. As a consequence, the Manager also determines the timing and amount of payments made to itself, since payments to the

Manager are made when distributions of revenue are made to the Investors. The Manager may thus be incentivized to make distributions of revenue more frequently and in greater quantities rather than leaving excess revenue on the balance sheet of the Company to cover future Operating Expenses, which may be more beneficial to another entity.

4. Conflicting interests of the Manager and the Investors. The Manager may choose to use certain bloodstock agents, appraisers, trainers, or other service providers because they get benefits from giving them business, which do not accrue to the Investors. The Manager will determine whether or not to sell the Thoroughbred Asset in response to an offer to acquire the Thoroughbred Asset. Furthermore, when determining to liquidate the Thoroughbred Asset, the Manager will do so considering all the circumstances at the time, which may include obtaining a price for the asset that is in the best interests of a substantial majority, but not all of the Investors.

5. Selection of trainers and races for one Thoroughbred over another owned by a different Entity. The Manager will manage multiple horses and companies and may be incentivized to enter a Thoroughbred in a certain race as to do so may generate higher revenue to be distributed to the Manager and investors in a company associated with that particular underlying asset. This may lead the Thoroughbred Asset to generate lower distributions than the underlying assets of other companies. The racing of the Thoroughbred Asset could increase the risk of the Thoroughbred Asset getting injured and could impact the value of the Thoroughbred Asset and, as a result, the value of the Company. The Manager may therefore be conflicted when determining whether to race the Thoroughbred Asset to generate revenue, diminish or increase the Thoroughbred's value or limit the potential exposure to injury.

The various entities managed by the Manager may compete for the time and talents of the personnel and service providers employed by the Manager to provide certain services to that entity. At times when the service providers are experiencing high demand and have limited capacity at their facilities or within their respective organizations, their services may not be readily available to the Company for which the Manager provides management services. Simply because a trainer, jockey veterinarian or other service provider is initially available to the Company is no guarantee that the Company will continue to have access to or will be able to increase the use of that service provider. The Manager may have to make decisions and give preferences, access to or allocations of access to certain service providers in high demand to one company over another, which may not be in the best interests of the affected entity. The inability to access the services of a service provider in high demand at a certain time may negatively impact the economic performance of the Company. The Manager and one or more service providers (particularly trainers and veterinarians) may have disagreements over the management of the Company's Thoroughbred Asset that lead to the unwillingness of the service provider to continue to provide such services to the Company. This could lead to a reallocation of the Thoroughbred Asset among other service providers affording different and less beneficial racing opportunities and lesser quality care of the Thoroughbred Asset and exposing them to greater risk. Such a reallocation could have an adverse impact on the economic performance of the Company.

6. Manager's Discretionary Authority to Amend the Operating Agreement. The Manager has the ability to unilaterally amend the Operating Agreement and allocation policy. As the Manager is a party, or is subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as Manager of the Company, but which may not benefit all Investors equally. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager owes to Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors. See '*THE OFFERING AND THE SECURITIES – Other Key Material Terms'* for more information.

7. Conflicts between the Legal Counsel, the Company, and the Manager Parties. The counsel of the Company is also counsel to the Manager and its affiliates ("**Legal Counsel**") and may serve as counsel with respect to other entities managed by the Manager (collectively, the "**Manager Parties**"). Because Legal Counsel represents both the Company and the Manager Parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between the Company and any of the Manager Parties, Legal Counsel may represent the Manager Parties and not the Company. Legal Counsel may, in the future, render services to the Company or the Manager Parties with respect to activities relating to the Company as well as other unrelated activities. Legal Counsel is not representing any prospective Investors of the Company in connection with this Offering and will not be representing the members of the Company other than the Manager. Prospective Investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in the Class A Units.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $182.300 (the "**Target Offering Amount**") and up to a maximum amount of $449,850 (the "**Maximum Offering Amount**") of Class A Units (the "**Securities**") at a price per unit of $50 on a contingency basis as described in this Form C (this **"Offering**"). The Company must raise an amount equal to or greater than the Target Offering Amount by July 31, 2025 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that Investors may invest in the Offering is $50, with additional increments of $50, and the maximum amount that Investors may invest in the Offering is $26,950, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, Investors must make a commitment to purchase by completing the subscription process hosted by ALAO Invest LLC (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If Investors makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by Investors.**

Investors' funds will be held in escrow with North Capital Securities Corporation until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be 21 days from the time the Offering was opened, (ii) the Intermediary must provide at least 5 business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If Investors do not reconfirm their investment commitment after a material change is made to the terms of the Offering within 5 business days of receiving notice, the Investors' investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If Investors do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and Investors will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be 21 days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least 5 business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who

committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and Investors will receive evidence of the Securities via electronic format/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investors' funds will be returned without interest or deduction.

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

The Company requests that Investors please review this Form C, the Company's Operating Agreement attached as Exhibit C, and the Subscription Agreement, attached hereto as Exhibit D, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Other Material Terms

Summary of Key Terms of the Operating Agreement

<u>The Members</u>

Limited Liability:	No Member shall be liable for the obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in this Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company.
No Voluntary Redemptions of Withdrawals:	So long as a Member continues to hold any Class A Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any person who is a Member ceases to hold any Class A Unit, such person shall no longer be a Member. Notwithstanding the foregoing, the Manager may require a Member to withdraw all or any portion of its Class A Units in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their affiliates.
Voting Rights:	Class A Members shall not be entitled to vote unless the right to vote is expressly granted by the Manager, this Agreement, or by Applicable Law.

<u>Management</u>

Management of the Company; Authority of the Manager:	Management and control of the Company will be vested exclusively in the Manager. The Manager is permitted to delegate to a third-party manager selected by the Manger in its sole discretion, all of the powers of the Manager, provided that no such delegation shall reduce the responsibility of the Manager for the conduct of the Company and the Manager shall be liable for the conduct of any third-party manager as if such conduct were the conduct of the Manager. Furthermore, the Manager shall be permitted to assign its interest in the Management Fee to such third-party manager in its sole discretion.
Reimbursement of Manager:	The Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year.
Removal or Resignation of Manager:	Class A Members of the Company, acting by way of the affirmative vote of the holders of outstanding units representing at least two-thirds of the total votes that may be cast by all such outstanding units then eligible to vote, may elect to remove the Manager at any time if the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company and which has a material adverse effect on the Company. The Manager may resign and appoint a new Manager, including

	an affiliate of the Manager, as the Manager of the Company without the consent of the Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member. In the event of resignation, the departing Manager shall not be required to sell its units to the replacement Manager.
Limitation of Liability:	The Company's Operating Agreement is not intended to, and does not, create any fiduciary duty on the officers, employees, agents, or representatives of the Company, on the Members, on the Manager, or on any officer, director, stockholder, partner, member, affiliate, employee, agent, or representative of each Member, the Manager, and their affiliates (each a "**Covered Person**"). The Company's Operating Agreement generally seeks to protect Covered Persons from legal claims made by the Members to the maximum extent permitted by law. For example, Covered Persons will not be liable to the Company for: (i) any act or omission that, in good faith reliance on the provisions of the Company's Operating Agreement, so long as such act or omission does not constitute fraud, gross negligence, willful misconduct, or a material breach or knowing violation of the Company's Operating Agreement by such Covered Person; (ii) the termination of the Company; or (iii) any act or omission of Covered Persons that relied in good faith on the advice of legal counsel, accountants or other professional advisors to the Company. Nothing in the above should be construed as relieving, or attempting to relieve, Covered Persons from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) if doing so would be in violation of law.
Indemnification of Covered Persons:	The Company will indemnify Covered Persons from any legal claims related to the exercise of their rights or performance of their duties and obligations in connection with the Company, the Operating Agreement or any investment made or held by the Company unless the claim has been determined in a final, non-appealable decision of a court of competent jurisdiction to constitute gross negligence, willful misconduct or fraud. Please review Article VIII of the Operating Agreement for additional indemnification provisions.
Amendment of the Operating Agreement:	Only the consent of the Manager is required to amend the Operating Agreement, except that no such amendment may (a) (i) decrease the percentage of outstanding units required to take any action under the Company's Operating Agreement; (ii) materially adversely affect the rights of any of the Members; (iii) give any Person the right to dissolve the Company (other than the Manager); (iv) modify the term of the Company; (v) modify the limited liability of a Member; or (vi) modify the indemnification and exculpation rights of any indemnified party under the Company's Operating Agreement; or (b) amend or waive any amendment provisions.

Distributions and Withdrawals of Capital

Discretionary Distributions:	Any cash generated by the net income of the Company, plus any change in net working capital, depreciation and amortization of the Thoroughbred Asset, and non-cash operating expenses, after allowance for payment of all Company obligations then due and payable, including operating expenses reimbursements to the Manager, debt service, operating expenses, and for such reasonable reserves as the Manager shall determine to meet future

	operating expenses, shall be distributed to the Class A Members, *pro rata* and *pari passu* in proportion to their Class A membership percentage.
Withdrawals of Capital:	No Member may withdraw capital from the Company.

Conversion; Repurchase; Transfer; and Sale of Interests

Conversion to Corporation:	The Company may, in the Manager's sole and absolute discretion, in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "**Conversion**"). In the event the Manager approves such a Conversion, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.
Involuntary Transfer; Repurchase of Units:	**In the event that any unit owned by any Member shall be subject to an involuntary transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary transfer, (c) a transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A or Class B units) unless such transfer constitutes a Permitted Transfer (as defined in the Operating Agreement), or (d) Disability (as defined in the Operating Agreement) (each such subsections (a) through (e), an "*Involuntary Transfer*"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject unit is to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the units held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.**
Restrictions on Transfer:	A Member may not pledge, assign, sell, exchange, or transfer its Class A Units (or any portion thereof) except pursuant to Rule 501 of Regulation CF, and no assignee, purchaser or transferee may be admitted as a substitute Member, except with the written consent of the Manager, which consent may be given or withheld in its sole and absolute discretion. The Class A Units will have transfer restrictions and will be subject to legal as well as contractual, transfer restrictions. No Class A Units may be pledged, transferred, resold or otherwise disposed of by any Investors except pursuant to Rule 501 of Regulation CF.
Approved Sale; Drag Along Rights:	If the Manager approves the sale of the Company to a third-party good faith purchaser (an "**Approved Sale**"), then each Member shall be deemed to consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to

	sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.
Transfer Agent & Registrar:	The Company will act as a transfer agent and registrar for the securities

Miscellaneous

Fiscal Year:	The Company's fiscal year shall end on December 31.
Term:	The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of the Operating Agreement.
Dispute Resolution:	In any dispute, Members agree to waive their right to a trial by jury, and any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with the Operating Agreement, or the transactions contemplated by it, shall be brought in Delaware Chancery Court, and each Member consents to the exclusive jurisdiction of the Delaware Chancery Court (and of the appropriate appellate courts therefrom) in any suit, action or proceeding, and irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.

COMMISSION AND FEES

At the conclusion of the Offering, Company shall pay the Intermediary a fee of ten percent (10%) of Offering proceeds allocated for (i) Asset Acquisition Cost, and (ii) Working Capital. The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering. In addition, the Intermediary will be reimbursed $18,955 for offering expenses advanced to the Issuer. Distributions of race earnings, breeding rights, proceeds from sale of Thoroughbred Asset, and other related earnings are subject to a distribution fee of ten percent (10%) of the total distribution. The Distribution fee shall not apply to any returns of working capital.

TAX MATTERS

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTORS OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTORS' SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, THE COMPANY INFORMS INVESTORS THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

POTENTIAL INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investors should consult with their own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Keepsake Box Nation LLC

/s/ Carrie Brogden
_____
(Signature)

Managing Member of the Manager
_____
(Title)

4/30/2025
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Keepsake Box Nation LLC

/s/ Carrie Brogden
_____
(Signature)

Managing Member of the Manager
_____
(Title)

4/30/2025
_____
(Date)

EXHIBIT A

Financial Statements

Keepsake Box Nation LLC (the "Company") a Delaware Limited Liability Company

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – March 24th, 2025



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Keepsake Box Nation LLC

We have reviewed the accompanying statement of financial position as of March 24th, 2025, and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 6, 2025
Vincenzo Mongio

Statement of Financial Position

	As of March 24th, 2025 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

Keepsake Box Nation LLC
Notes to the Unaudited Statement of Financial Position
March 24th, 2025 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Keepsake Box Nation LLC (the "Company") is a Delaware Limited Liability Company formed on March 24, 2025. The Company's purpose is to provide thoroughbred horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire equity interests in the Company, which will own a fractional interest in a certain Thoroughbred horse Keepsake Box, a filly born on March 27, 2023 by Twirling Candy out of Special Me, by Unbridled's Song.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation - ASC 718-10-50

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See "Note 7 – Subsequent Events".

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company operates on Membership Interest and has two classes, Class A and Class B, of Membership Units. 1 Class B Membership unit has been issued representing 100% ownership of the company.

Class A Units have no voting rights and are entitled to distributions, and Class B Units have the right to vote on all matters presented to members for approval.

In the event of a conversion, Class A and B Units will be convertible into common stock with similar rights and privileges as set forth in the Company's operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 24th, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 6, 2025, the date these financial statements were available to be issued.

The Company has entered into that certain Purchase Option Agreement with a related entity, dated as of March 24, 2025, that provides the Company with the right to purchase up to 100% of a fractional share of 50% in the Thoroughbred Asset during the period beginning March 24, 2025; Ends July 31, 2025. If the Option Period expires without the Company exercising the Option, the Purchase Option Agreement becomes null and void. The maximum purchase price under the Option is $250,000 which would represent 100% of the fractional share of 50% in the Thoroughbred Asset.

The Company entered into a listing agreement with a 3rd party, dated April 1st, 2025, in which the company has agreed to pay compensation equal 10% of the proceeds received from crowdfunding, and issue shares equal to 2% of the number of securities issued, to the 3rd party.

The company entered into a post-offering services agreement with a 3rd party for administrative services in which the company has agreed to pay $1,790 every month, for 36 months, in addition to a distribution fee equal to 10% of gross pre-tax distributable earnings per distribution made by the Company, dated April 1.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

Offering Page found on Intermediary's Portal



Keepsake Box

Reg CF | 2-year-old Filly

$50 / Share | $449,850 Offering

Coming Soon

EXHIBIT C

Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

Keepsake Box Nation LLC

(A Delaware Limited Liability Company)

Dated as of March 24, 2025

THE INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. THEREFORE, SUCH INTERESTS CANNOT BE RESOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF AT ANY TIME UNLESS THEY ARE REGISTERED UNDER SUCH ACT AND LAWS OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE, AND THE HOLDER COMPLIES WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THIS AGREEMENT.

LIMITED LIABILITY COMPANY AGREEMENT

OF

Keepsake Box Nation LLC

This Limited Liability Company Agreement (this "**Agreement**") of Keepsake Box Nation, LLC a Delaware limited liability company (the "**Company**"), is entered into as of March 24, 2025, by and among the Company, Machmer Hall Thoroughbreds LLC, a Kentucky limited liability company (the "**Manager**"), and the Persons (as defined below) listed in the books and records of the Company that become parties to this Agreement in accordance with its terms and are admitted to the Company as Members (as defined below).

RECITALS

WHEREAS the Company was formed as a limited liability company pursuant to the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on March 24, 2025 (the "**Certificate of Formation**"), in accordance with the provisions of the Delaware Act (as defined herein);

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound hereby, state the following:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Acquisition Expenses**" means in respect of each Series, the following fees, costs and expenses allocable to such Series (or such Series pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Asset, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Series Asset was acquired using debt prior to completion of the Initial Offering), auction house fees, Bloodstock Agent commissions or consulting fees and expenses, transportation costs including those related to the transport of the Series Asset from the acquisition location, travel and lodging for acquisition purposes, technology costs, and any blue sky filings required in order for such Series to be made available to Economic Members in certain states (unless borne by the Managing Member, as determined in its sole discretion) and similar costs and expenses incurred in connection with the evaluation, discovery, investigate on, development and acquisition of a Series Asset.

"**Additional Capital Contributions**" means the contribution of cash, cash equivalents, or property in addition to the initial Capital Contributions.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Aggregate Ownership Limit**" means, in respect of an Initial Offering or a Subsequent Offering, not more than 10% of the aggregate Outstanding Units, and in respect of a Transfer, not more than 19.9% of the aggregate Outstanding Units, or as determined by the Manager in its sole discretion and as may be waived by the Manager in its sole discretion.

"**Agreement**" means this Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**Bloodstock Agent**" means the person retained by the Manager to advise the Company about the acquisition, sale and management of the Thoroughbred Asset to be raced by the Company for which the Bloodstock Agent may be paid a commission, which customarily ranges from 2.5% to 5% of the purchase/sale price of a Thoroughbred.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)	the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Members, as of the following times:

(i)	the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)	the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

(iii)	the liquidation of the Company within the meaning of the Code and the Treasury Regulations;

(d)	*provided*, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(e)	the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to the Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to the Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(f)	if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Broker**" means any Person who has been appointed by the Company (and as the Manager may select in its reasonable discretion) to provide execution and other services relating to an Initial Offering to the Company, or its successors from time to time, or any other broker in connection with any Subsequent Offering.

"**Business**" has the meaning set forth in Section 2.05(a).

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.01.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Class A Member Percentage Interest**" means the number of Class A Units held by any Class A Member divided by the total number of Class A Units then outstanding held by all Class A Members, multiplied by 100.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" has the meaning set forth in Section 13.03(a).

"**Covered Person**" has the meaning set forth in Section 7.01(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, codified in the Delaware Code, Title 6, Subtitle II, Chapter 18, as amended from time to time.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**ERISA**" means the Employee Retirement Income Security Act of 1974.

"**Exchange Act**" means the Securities Exchange Act of 1934.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined jointly by the Members.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Form of Adherence**" means, in respect of an Initial Offering or Subsequent Offering, a subscription agreement or other agreement substantially in the form appended to the Offering Document pursuant to which a prospective Member agrees to adhere to this Agreement's terms or, in respect of a Transfer, a form of adherence or instrument of Transfer, each in a form satisfactory to the Manager from time to time, pursuant to which a Transferee agrees to adhere to this Agreement's terms.

"**Free Cash Flow**" means any available cash for distribution generated from the Net Income received by the Company, as determined by the Manager to be in the nature of income as defined by U.S. GAAP, plus (i) any change in the net working capital (as shown on the balance sheet of the Company); (ii) any amortization to the Thoroughbred Asset (as shown on the income statement of the Company); (iii) any depreciation to the Thoroughbred Asset (as shown on the income statement of the Company); and (iv) any other non-cash Operating Expenses less (a) any capital expenditure (as shown on the cash flow statement of the Company), (b) any other liabilities or obligations of the Company, in each case to the extent not already paid or provided for, and (c) upon the termination and winding up of the Company, all costs and expenses incidental to such termination and winding.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Individual Aggregate Limit**" means, with respect to any individual holder, 10% of the greater of such holder's annual income or net worth or, with respect to any entity, 10% of the greater of such holder's annual revenue or net assets at Fiscal Year-end.

"**Initial Offering**" means the first offering or private placement and issuance of Units, other than the issuance to the Manager.

"**Liquidator**" has the meaning set forth in Section 10.03(a).

"**Majority Vote**" means, the affirmative vote of the holders of Outstanding Units representing at least a majority of the total votes that may be cast by all such Outstanding Units then eligible to vote.

"**Manager**" means, initially, Machmer Hall Thoroughbreds LLC, a Kentucky limited liability company, or such other Person as may be designated or become the Manager pursuant to the terms of this Agreement.

"**Member**" means (a) the Manager and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (a) to its distributive share of the assets of the Company; (b) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (c) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest of each Member shall be expressed in the form of Units or as a Percentage Interest and shall be as set forth on Schedule A, as maintained in book entry form by the Company's transfer agent, or as maintained by the Company if it has established means to keep accurate records of the holders of securities. Class A Members will hold Units of Class A Membership Interest; Class B Members will hold Units of Class B Membership Interest. At the date of this Agreement, there are no subsequent classes of Membership Interest.

"**Net Cash Flow**" means, for any fiscal year, (A) the sum of (i) all cash receipts of the Company from any sources for such period other than Capital Contributions or loan proceeds, plus (ii) any funds not otherwise expended and released into the general fund by the Manager from previously established reserves (referred to in (B)(ii) below) less (B) the sum of (i) all cash expenditures of the Company for such period not funded by Capital Contributions, loan proceeds or paid out of previously established reserves, plus (ii) any increases in reserves as reasonably determined by the Manager.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with the Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includible in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Offering Document**" means the prospectus, offering memorandum, offering circular, offering statement, offering circular supplement, private placement memorandum or other offering documents related to the Initial Offering of such Units, in the form approved by the Manager and, to the extent required by Applicable Law, approved or qualified, as applicable, by any applicable Governmental Authority, including without limitation the U.S. SEC.

"**Offering Expenses**" means the following fees, costs and expenses incurred in connection with executing the Initial Offering or a Subsequent Offering, consisting of underwriting, legal, accounting, escrow and compliance costs related to a specific offering.

"**Officers**" has the meaning set forth in Section 6.02(a).

"**Operating Expenses**" means the following fees, costs and expenses:

(a) any and all fees, costs and expenses incurred in connection with the management of a Thoroughbred Asset, including without limitation, Bloodstock Agent commissions, transportation (other than those related to acquisition expenses), boarding, training and racing expenses (nomination fees, entry fees, jockey fees, pony fees, etc.), veterinarian fees, farrier charges, feed supplements and medications, physical therapy charges, equipment costs, research and database expenses, income taxes, title fees, periodic registration fees, marketing, security, valuation, perfection of title and utilization of the Thoroughbred Asset;

(b) any fees, costs and expenses incurred in connection with preparing any reports and accounts of the Units, including any blue sky filings required in order for the Units to be made available to Investors in certain states and any annual audit of the accounts of the Units (if applicable) and any reports to be filed with the U.S. SEC including annual reports on Forms C-AR.

(c)   any and all insurance premiums or expenses, including director and officer liability insurance of the directors and officers of the Manager and equine mortality insurance, in connection with the Thoroughbred Asset;

(d)   any withholding or transfer taxes imposed on the Company or any of the Members as a result of its or their earnings, investments or withdrawals;

(e)   any governmental fees imposed on the capital of the Company or incurred in connection with compliance with applicable regulatory requirements;

(f)   any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company in connection with the affairs of the Company;

(g)   the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company;

(h)   all custodial fees, costs and expenses in connection with the holding of the Thoroughbred Asset or Units;

(i)   any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager on behalf of the Company;

(j)   the cost of the audit of the Company's annual financial statements and the preparation of its tax returns, and the fees, costs and expenses incurred in connection with making of any tax filings on behalf of the Company and circulation of reports to Members;

(k)   any indemnification payments to be made pursuant to Section 7.03(a);

(l)   the fees and expenses of the Company's counsel in connection with advice directly relating to the Company's legal affairs;

(m)   the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company; and

(n)   any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

"**Operating Expenses Reimbursement Obligation(s)**" means agreements between the Manager and the Company whereunder the Manager loans an amount to the Company equal to the remaining excess Operating Expenses. The Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Code)) on any Operating Expenses Reimbursement Obligation. The Operating Expenses Reimbursement Obligation(s) shall become repayable when cash becomes available for such purpose in accordance with Article V.

"**Outstanding**" means all Units that are issued by the Company and reflected as outstanding on the Company's books and records as of the date of determination.

"**Percentage Interest**" means the number of Units held by any Member divided by the total number of Units then outstanding held by all Members, multiplied by 100.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 8.01.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Record Date**" means the date established by the Manager for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members associated or entitled to exercise rights in respect of any lawful action of Members or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

"**Record Holder**" or holder means the Person in whose name such Units are registered on the books of the Company as of the opening of business on a particular Business Day, as determined by the Manager in accordance with this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Secretary of State**" means the Secretary of State of the State of Delaware.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Super Majority Vote**" means, the affirmative vote of the holders of Outstanding Units representing at least two-thirds of the total votes that may be cast by all such Outstanding Units then eligible to vote.

"**Subsequent Offering**" means any further issuance of Units, excluding any Initial Offering or Transfer.

"**Thoroughbred Asset**" means the fractional interest of up to 50% held by the Company in the Thoroughbred, Keepsake Box, as granted by the Company's Purchase Option and Co-Ownership Agreement of March 24, 2025.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest or any direct or indirect economic or voting interest) in any Membership Interests owned by a Person; *provided* that none of an issuance, disposition, redemption or repurchase of any equity securities in the ultimate parent entity of a Member shall be deemed to be a Transfer of Membership Interests, including by means of a disposition of equity interests in a Member or in a Person that directly or indirectly holds any equity interests in a Member. "**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Units**" shall be the measure by which each Member's Percentage Interest is determined, even though such ownership may be different from (more or less than) the Member's proportionate Capital Account. The Company is not obligated to issue certificates to represent any Units. Only Units owned by Members entitled to vote may vote on any matter as to which this Agreement requires or permits a vote. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 9.01 below, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. The Company shall not issue fractional Units.

(a) "**Class A Units**" means Units held by a Class A Member in his, her or its capacity as a Class A Member, and shall not be entitled to vote unless the right to vote is expressly granted by the Manager, this Agreement, or by Applicable Law.

(b) "**Class B Units**" means Units held by a Class B Member in his, her, or its capacity as a Class B Member, and shall be entitled to vote on all matters presented to the Members for approval; and

(c) Subsequent classes of Units may be created by the Manager as provided herein and shall be designated by letters or in any other way the Manager may deem appropriate. Such Units, when authorized, shall mean Units held by a Member in such class or classes in his, her or its capacity as a Member, and shall hold such economic interest, right to vote, and other rights as may be specified by the managers in the resolutions establishing the class.

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Article II.
ORGANIZATION

Section II.01   Formation.

(a) The Company was formed on March 24, 2025, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b) This Agreement shall constitute the "operating agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section II.02   Name. The name of the Company is "Keepsake Box Nation, LLC" or such other name or names as may be designated by the Manager; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Manager shall give prompt notice to the Members of any change to the name of the Company.

Section II.03   Principal Office. The principal place of business of the Company shall be at such place or places, within or without the State of Delaware as shall be designated, from time to time, by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section II.04   Registered Office; Registered Agent.

(a) For purposes of the Delaware Act, the registered office for service of process for the Company in the State of Delaware shall be located at 2140 South Dupont Hwy, Camden, Delaware, United States, 19934, and the name of the statutory agent of the Company at such registered office shall be Heather Larson. The Manager may change the registered office or agent for service of process for the Company from time to time as permitted under the Delaware Act and Applicable Law and shall give prompt notice of any such change to each of the Members.

Section II.05   Purpose; Powers.

(a) The purpose of the Company shall be to (i) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a limited liability company organized pursuant to the Delaware Act; (ii) acquire interests in, raise, train, race, breed and sell thoroughbreds and conduct other equine-related activities; (iii) exercise all of the rights and powers conferred upon the Company with respect to its interests therein, and (iv) conduct any and all activities related or incidental to the foregoing purposes ((i), (ii, (iii) and (iv), collectively the "**Business**").

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section II.06   Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section II.07   No State Law Partnership. The Members intend that the Company shall not be a partnership or joint venture, and that no Member shall be a partner or joint venturer of any other Member in connection with this Agreement, for any purpose other than federal, state, and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

Section II.08   Classes of Interests.

(a) The Company shall have multiple classes of Membership Interest as determined by the Manager. The initial classes of Membership Interests shall be:

 (i) "**Class A Interests**" and the Members holding (and entitled to hold) such Membership Interests shall be "**Class A Members**." The Class A Interests are being issued in accordance with that certain Initial Offering (or Subsequent Offering) of the Class A Interests of the Company in reliance on section 4(a)(2) and/or section 4(a)(6) of the Securities Act of 1933, as amended ("**Regulation Crowdfunding**"), and shall only be held by Persons who acquired such Membership Interests in connection with such Regulation Crowdfunding offering (or offerings), Permitted Transferees following the close of such Regulation Crowdfunding offering(s), or by the Manager.

 (ii) "**Class B Interests**" and the Members holding (and entitled to hold) such Interests shall be "**Class B Members**."

(b) The Manager has the power and the authority to create new classes or series of Membership Interests at any time and from time to time upon Supermajority Vote of the Class A Members.

Section II.09 Conversion to Corporation. The Company may in the future convert from a limited liability company into a corporation by conversion, merger, or other transaction (a "**Conversion**"). Any such Conversion may be approved by the Manager in its sole and absolute discretion. In the event of any such Conversion, the Class A Members shall receive capital stock in the corporation in the form of non-voting common stock, and the Class B Members shall receive capital stock in the corporation in the form of voting common stock, and in each case with the rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations in substantially the same form as attributed to the Class A Units and Class B Units under this Agreement, respectively. In the event that the Manager approves such conversion, then, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.

Article III.
CAPITAL ACCOUNTS

Section III.01 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.01. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

 (i) such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions;

 (ii) any Net Income or other item of income or gain allocated to such Member; and

 (iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

 (i) the cash amount or Book Value of any property distributed to such Member pursuant to Article V and Section 10.03(c);

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member; and

(iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section III.02 Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interest and shall receive allocations and distributions pursuant to Article V and Article X in respect of such Membership Interest.

Section III.03 Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section III.04 No Withdrawals From Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member, including the Manager, shall receive any interest, salary, management, or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section III.05 Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.01, if applicable.

Section III.06 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.


Article IV.
MEMBERS


Section IV.01 Members; Initial Capital Contributions.

(a) The Class A Members of the Company are listed on the books and records of the Company, each of which has agreed to be bound by this Agreement and upon such agreement has been admitted to the Company. Each Class A Member's initial Capital Contribution is set forth in the books and records of the Company. The Class B Members of the Company are listed on the books and records of the Company, each of which has executed this Agreement and is hereby admitted to the Company as a Member. Each Class B Member's initial Capital Contribution, if any, is set forth in the books and records of the Company.

(b) Except as may be otherwise agreed between the Company, on the one hand, and a Member, on the other hand, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company. None of the Company or any other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

(c)   Machmer Hall Thoroughbreds LLC, the Class B Member, was appointed as the Company's Manager with effect from the date of the formation of the Company on March 24, 2025 and shall continue as Manager of the Company until the earlier of (i) the dissolution of the Company pursuant to Article X, or (ii) its removal or replacement pursuant to Section 6.08 or Section 6.09.

(d)   The minimum number of Units a Member may acquire is one (1) Unit or such higher or lesser amount as the Manager may determine from time to time. Persons acquiring Units through an Initial Offering or Subsequent Offering shall make a Capital Contribution to the Company in an amount equal to the per Unit price determined in connection with such Initial Offering or Subsequent Offering, as applicable. Persons acquiring Units in a manner other than through an Initial Offering or Subsequent Offering or pursuant to a Transfer shall make such Capital Contribution as shall be determined by the Manager in its sole discretion.

(e)   Except as expressly permitted by the Manager, in its sole discretion (i) initial and any Additional Capital Contributions to the Company by any Member shall be payable in cash and (ii) initial and any Additional Capital Contributions shall be payable in one installment and shall be paid prior to the date of the proposed acceptance by the Manager of a Person's admission as a Member (or a Member's application to acquire additional Units) (or within five (5) business days thereafter with the Manager's approval). No Member shall be required to make an Additional Capital Contribution to the Company but may make an Additional Capital Contribution to acquire additional Units at such Member's sole discretion, subject to Section 4.03 and Section 4.09 herein. All such Additional Capital Contributions, if any, shall be set forth in the books and records of the Company.

(f)   All Capital Contributions under this Section 4.01 shall be credited to the contributing Member's Capital Account.

(g)   No Member shall have any obligation to the Company or to any other Member's Capital Account. No interest shall be paid by the Company on any Capital Contributions.

Section IV.02   Limited Liability. Except as otherwise provided in this Agreement or the Delaware Act, no Member (or former Member) shall be liable for the obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in this Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company.

Section IV.03   Investment Representation. Each Member, by agreeing to be bound to this Agreement, represents and warrants that its Membership Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale, distribution, subdivision or fractionalization thereof, no other Person will have any direct or indirect beneficial interest in or right to such Membership Interest, that such acquisition will not cause such Person's holding to be in excess of the Aggregate Ownership Limit, that its investment in the Units did not exceed the Individual Aggregate Limit, that it acknowledges that ownership of its Membership Interest does not provide it with direct ownership of the Company's assets, including but not limited to the Thoroughbred Asset and it, pursuant to this Agreement, irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company, and that it is fully aware that in agreeing to admit it as a Member, the Manager and the Company are relying upon the truth and accuracy of such representation and warranty.

Section IV.04   Meetings of the Members. The Company shall not be required to hold annual or other meetings of the Members. Subject to the foregoing, a meeting of the Members may be called at any time by the Manager. If called, the Manager shall give written notice of the meeting to each Member not less than three (3) days before each meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if, before or after the meeting, the Member signs a waiver of notice. Members may participate in a meeting by telephone conference or similar communications equipment by means of which all Persons participating in the meeting can speak to and hear each other. Such participation shall constitute presence in Person at the meeting.

Section IV.05   Other Activities. Except as otherwise provided herein, each of the parties hereto shall be entitled to engage in and/or possess any interest in other businesses and investment ventures or transactions, of any nature or description, independently or with others, whether existing as of the date hereof or hereafter coming into existence, and whether or not directly or indirectly competitive with the business of the Company and no party shall be obligated to present any investment or business opportunity to the Company, even if such opportunity involves a business similar to the Company's business.

Section IV.06   Admission of New Members.

(a)   New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company either as a result of an Initial Offering or a Subsequent Offering, subject to compliance with the provisions of this Section 4.06, or (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of Article IX, and in either case, following compliance with the provisions of Section 4.06(b) in the sole discretion of the Manager. The Manager may withhold its consent to the admission of any Person as a Member for any reason, including when it determines in its reasonable discretion that such admission could: (i) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act), as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, (ii) cause such Person's holding to be in excess of the Aggregate Ownership Limit, (iii) cause the Person's investment in the Units to exceed the Individual Aggregate Limit, (iv) adversely affect the Company or subject the Company, the Manager, or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, the Manager, or any of their respective Affiliates to any tax to which it would not otherwise be subject, (v) cause the Company to be required to register as an investment company under the Investment Company Act, (vi) cause the Manager or any of its Affiliates being required to register under the Investment Advisers Act, (vii) cause the assets of the Company to be treated as plan assets as defined in Section 3(42) of ERISA, or (viii) result in a loss of its status as a corporation for US federal income tax purposes. A Person may become a Record Holder without the consent or approval of any of Class A Members. A Person may not become a Member without acquiring a Unit.

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have completed, signed and delivered to the Manager, a completed Form of Adherence and/or Joinder Agreement, or by other means, in the sole discretion of the Manager. Upon the amendment of Schedule A of the Agreement by the Manager or the transfer agent, as applicable, and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.01.

Section IV.07 Return of Capital Contributions. Except as otherwise expressly provided herein, no Member shall be entitled to the return of any part of his, her or its Capital Contributions or to be paid interest in respect of his, her or its Capital Contributions. No Member shall have any personal liability for the return of the Capital Contribution of any other Member and no Member shall have any priority over any other Member with respect to the return of any Capital Contribution. Members shall not have any right to resign or redeem their Units from the Company; provided that when a transferee of a Member's Units becomes a Record Holder of such Units, such transferring Member shall cease to be a Member of the Company with respect to the Units so transferred and the Members shall cease to be Members when the Company is finally liquidated in accordance with Section 10.03.

Section IV.08 No Interest in Company Property. No assets (real or personal, tangible or intangible, including cash) of the Company, owned or held by the Company, whether owned or held by the Company at the date of its formation or thereafter acquired, including the Thoroughbred Asset, shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section IV.09 Authorization to Issue Units.

(a) The Company may issue Units, and options, rights and warrants relating to Units, for any Company purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Manager shall determine, all without the approval of the Members. Each Unit shall have the rights and be governed by the provisions set forth in this Agreement.

(b) Subject to Section 4.09(a), the Company is authorized to issue an unlimited number of Units. All Units issued pursuant to, and in accordance with the requirements of, this Article IV shall be validly issued Units in the Company, except to the extent otherwise provided in the Delaware Act or this Agreement.

Section IV.10 Certificates.

(a) The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b) If the Manager shall issue certificates representing Class A Units or Class B Units in accordance with Section 4.10(a) or this Section 4.10(b), respectively, then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Class A Units or Class B Units, or other form of notation evidencing the underlying securities, shall bear a legend substantially in the following form:

> THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT

AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section IV.11 Prohibition on Issuance of Preference Units. No Units shall entitle any Member to any preemptive, preferential or similar rights.

Section IV.12 Splits.

(a)   Subject to paragraph (c) of this Section 4.12 and Section 4.09, the Company may make a pro rata distribution of Units to all Record Holders, or may effect a subdivision or combination of Units, in each case, on an equal per Unit basis and so long as, after any such event, any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted.

(b)   Whenever such a distribution, subdivision or combination of Units is declared, the Manager shall select a date as of which the distribution, subdivision or combination shall be effective. The Manager shall send notice thereof at least twenty (20) days prior to the date of such distribution, subdivision or combination to each Record Holder. The Manager also may cause a firm of independent public accountants selected by it to calculate the number of Units to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Manager shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)   The Company shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would otherwise result in the issuance of fractional Units, each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Article V.
DISTRIBUTIONS

Section V.01 Applications of Cash. Any Free Cash Flows of the Company, after allowance for payment of all Company obligations then due and payable, Operating Expenses Reimbursement Obligations, debt service, Operating Expenses, and for such reasonable reserves as the Manager shall determine to meet future Operating Expenses, shall be distributed to the Class A Members, *pro rata* and *pari passu* in proportion to their Class A Member Percentage Interest.

Section V.02   Application of Amounts upon the Liquidation of the Company. Subject to Section 5.03 and Article X, any amounts available for distribution following the liquidation of the Company, net of any fees, costs and liabilities, as determined by the Manager in its sole discretion, shall be applied and distributed 100% to the Members (pro rata to their Units and which, for the avoidance of doubt, may include the Manager and its Affiliates).

Section V.03   Timing of Distributions.

(a)   Subject to the applicable provisions of the Delaware Act and except as otherwise provided herein, the Manager shall pay distributions to the Members pursuant to Section 5.01, at such times as the Manager shall reasonably determine, and pursuant to Section 5.02, as soon as reasonably practicable after the relevant amounts have been received by the Company; provided that, the Manager shall not be obliged to make any distribution pursuant to this Section (i) unless there are sufficient amounts available for such distribution or (ii) which, in the reasonable opinion of the Manager, would or might leave the Company with insufficient funds to meet any future contemplated obligations or contingencies including to meet any Operating Expenses and outstanding Operating Expenses Reimbursement Obligations (and the Manager is hereby authorized to retain any amounts within the Company to create a reserve to meet any such obligations or contingencies), or which otherwise may result in the Company having unreasonably small capital for the Company to continue its business as a going concern. Distributions shall be paid to the holders of the Units on an equal per Unit basis as of the Record Date selected by Manager. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of its Units if such distribution would violate § 18-607 of the Delaware Act or other Applicable Law or if such distribution is prohibited by the LLC's then-applicable debt-financing agreements.

(b)   Notwithstanding Section 5.02 and Section 5.03(a), in the event of the termination and liquidation of the Company, all distributions shall be made in accordance with, and subject to the terms and conditions of, Article X.

(c)   Each distribution in respect of any Units shall be paid by the Company, directly or through any other Person or agent, only to the Record Holder of such Units as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

(d)   Distributions in kind of the entire or part of a Thoroughbred Asset to Members are prohibited.

Article VI.
MANAGEMENT

Section VI.01   Management of the Company. The management and control of the Company shall be vested exclusively in the Manager, and the business and affairs of the Company shall be managed under the direction of the Manager. The Manager shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.05. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager.

Section VI.02 Officers.

(a) The Manager may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer needs to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Manager or until his earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

(b) The authority and functions of the Manager, on the one hand, and of the Officers, on the other hand, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the DGCL in addition to the powers that now or hereafter can be granted to managers under the Delaware Act. No Member, by virtue of its status as such, shall have any management power over the business and affairs of the Company or actual or apparent authority to enter into, execute or deliver contracts on behalf of, or to otherwise bind, the Company.

Section VI.03 Authority of the Manager. The Manager shall have the power on behalf of and in the name of the Company to take any action or make any decisions hereunder on behalf of the Company in furtherance of the purposes of the Company as set forth in Section 2.05, to carry out any and all of the objects and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable or incidental thereto, including, without limitation, the power to:

(a) enter into an Operating Expenses Reimbursement Obligation;

(b) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company (including, but not limited to, the filing of annual reports on Form C-AR with the U.S. SEC), and the making of any tax elections;

(c) obtaining or renewing all necessary licenses and permits, and otherwise assisting in the compliance with all applicable federal, state and local laws, rules and regulations, with any fees payable by the Company;

(d) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or the merger or other combination of the Company with or into another Person and for the avoidance of doubt, any action taken by the Manager pursuant to this sub-paragraph shall not require the consent of the Members;

(e) the use of the assets of the Company (including cash on hand) for any purpose consistent with this Agreement's terms, including the financing of the conduct of the operations of the Company and the repayment of obligations of the Company;

(f) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Company under contractual arrangements to all or particular assets of the company);

(g) providing general administration services, including office administration, reception, scheduling, clerical services, managing inventory and overhead, and administering and paying accounts payable of the Company;

(h) the declaration and payment of distributions of Free Cash Flows or other assets to Members;

(i) the election and removal of Officers of the Company;

(j) the selection, retention and dismissal of employees, agents, outside attorneys, accountants, consultants and contractors, and the determination of their compensation and other terms of employment, retention or hiring, and the payment of fees, expenses, salaries, wages and other compensation to such Persons;

(k) the selection, retention and dismissal of trainers to train and race the Thoroughbred Asset;

(l) managing the racing business operations of the Company, including assisting with preparation of business plans and operating budgets and attending to all racing matters reasonably necessary to afford the Company the opportunity to realize its business goals;

(m) developing and implementing short-term and long-term strategies for the Thoroughbred Asset, with the intent to maximize its potential value and appreciation;

(n) selecting the racing incentive programs to which the Thoroughbred Asset shall be nominated;

(o) providing financial services including, but not limited to, bookkeeping, record creation and maintenance, collection, banking, accounting, budget development, auditing and tax return preparation (provided this shall not include personal income tax returns), as well as such other accounting services as are reasonably required;

(p) providing billing and collection services for the Company, managing its cash, and making payments on its behalf;

(q) the solicitation of proxies from holders of Units issued on or after the date of this Agreement that entitles the holders thereof to vote on any matter submitted for consent or approval of the Members under this Agreement;

(r) the maintenance of insurance, including director and officer liability insurance for the directors and officers of the Manager and equine mortality insurance in connection with the Thoroughbred Asset, for the benefit of the Company and the Covered Persons and the distribution by the Manager in its sole discretion, of any proceeds received by the Company from an insurance claim to the Class A Members, *pro rata* and *pari passu* in proportion to their Class A Member Percentage Interest;

(s) the placement of any Free Cash Flow funds in deposit accounts in the name of the Company or of a custodian for the account of the Company, pending the application of those Free Cash Flow funds in meeting liabilities of the Company or making distributions or other payments to the Members (as the case may be);

(t)   the control of any matters affecting the rights and obligations of the Company, including the bringing, prosecuting and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or remediation, and the incurring of legal expense and the settlement of claims and litigation, including in respect of taxes;

(u)   the indemnification of any Person against liabilities and contingencies to the maximum extent permitted by law;

(v)   the giving of consent of or voting by the Company in respect of any securities that may be owned by the Company;

(w)   the waiver of any condition or other matter by the Company;

(x)   the entering into of listing agreements with any National Securities Exchange, broker-dealer alternative trading system, or over-the-counter market and the delisting of some or all of the Units from, or requesting that trading be suspended on, any such exchange or market;

(y)   the issuance, sale or other disposition, and the purchase or other acquisition, of Units or options, rights or warrants relating to Units;

(z)   the registration of any offer, issuance, sale or resale of Units or other securities issued or to be issued by the Company under the Securities Act and any other applicable securities laws (including any resale of Units or other securities by Members or other security holders);

(aa)   the selection of Broker(s) of the Company;

(bb)   the execution and delivery of agreements with Affiliates of the Company or other Persons to render services to the Company;

(cc)   the selection of auditors for the Company;

(dd)   the selection of any transfer agent or depositor for any securities of the Company, and the entry into such agreements and provision of such other information as shall be required for such transfer agent or depositor to perform its applicable functions; and

(ee)   unless otherwise provided in this Agreement, the calling of a vote of the Members as to any matter to be voted on by all Members of the Company or if a particular class of Members, as applicable.

Section VI.04   Other Authority of the Manager. The Manager is hereby authorized (but not required) to take any action it has determined in good faith to be necessary, desirable, or appropriate in order that (i) the Company not be an "investment company" as such term is defined in the Investment Company Act; (ii) each of the Company, the Members, and each of their respective Affiliates not be subject to a material adverse effect as a result of their Interest in the Company, services provided to or by the Company, as applicable; and (iii) each of the Company, the Members, the Manager, and each of their respective Affiliates, not be in violation of any law or regulation applicable to such party, including, without limitation:

(a)   making structural, operating, or other changes in the Company by amending this Agreement in order to cure any violation of law or regulation; *provided* that such amendment does not have a material adverse effect on the Members as a whole;

(i) requiring the sale, in whole or in part, of any Member's Interest in the Company, or otherwise causing the withdrawal of any Member from the Company; and/or

(ii) dissolving the Company.

(b) Any action taken by the Manager pursuant to this section 6.04 shall not require the approval of any Member.

Section VI.05   Determinations by the Manager. In furtherance of the authority granted to the Manager pursuant to Sections 6.03 and 6.04 of this Agreement, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the Manager consistent with this Agreement, shall be final and conclusive and shall be binding upon the Company and every holder of Units:

(a) the amount of Free Cash Flow for any period and the amount of assets at any time legally available for the payment of distributions on Units of the Company;

(b) the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged);

(c) any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any Units;

(d) the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Company, or of any Units;

(e) the number of Units of any class of membership interests of the Company;

(f) any matter relating to the acquisition, holding and disposition of any assets;

(h) each of the matters set forth in Section 6.03 (a) through Section 6.03(ee); or

(i) any other matter relating to the business and affairs of the Company or required or permitted by Applicable Law, this Agreement or otherwise to be determined by the Manager.

Section VI.06   Other Activities. Nothing contained in this Agreement shall prevent any Member, including the Manager, or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

Section VI.07   Compensation and Reimbursement of Manager. Except as otherwise provided herein, the Manager shall not be compensated for its services as the Manager, but the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year.

Section VI.08   Removal or Resignation of Manager.

(a)   Class A Members of the Company, acting by way of a Super Majority Vote, may elect to remove the Manager at any time if the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company and which has a material adverse effect on the Company. The Manager shall call a meeting of all of the Class A Members of the Company within thirty (30) calendar days of such final non-appealable judgment of a court of competent jurisdiction, at which the Class A Members may (i) by Super Majority Vote, remove the Manager of the Company in accordance with this Section and (ii) if the Manager is so removed, by a plurality, appoint a replacement Manager or liquidate, dissolve and terminate the Company in accordance with Article X. If the Manager fails to call a meeting as required by this Section, then any Class A Member shall have the ability to demand a list of all Record Holders of the Company pursuant to Section 9.01 and to call a meeting at which such a vote shall be taken. In the event of its removal, the Manager shall be entitled to receive all amounts that have accrued and are then currently due and payable to it pursuant to this Agreement but shall forfeit its right to any future distributions. Prior to its admission as a Manager, any replacement Manager shall acquire the Units held by the departing Manager for Fair Market Value and in cash immediately payable on the Transfer of such Units.

(b)   Except in the case of the Manager's removal pursuant to Section 6.08(a), the Manager may resign and appoint a replacement Manager, including an Affiliate of the Manager, as the Manager of the Company without the consent of any Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member. In the event of resignation, the departing Manager shall not be required to sell its Units to the replacement Manager.

Section VI.09   Events Affecting the Manager. If the Manager withdraws, resigns, or dies without appointing a successor Manager, then a successor Manager may be promptly appointed by the Class A Members of the Company, acting by way of a Majority Vote. The death, withdrawal, bankruptcy, dissolution, liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued without dissolution by the Manager or any successor entity.

Section VI.10   Delegation. The Manager may delegate to any Person or Persons any of the powers and authority vested in it hereunder and may engage such Person or Persons to provide administrative, compliance, technological and accounting services to the Company, on such terms and conditions as it may consider appropriate.

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Article VII.
EXCULPATION AND INDEMNIFICATION

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Section VII.01 Exculpation of Covered Persons.

(a)   As used herein, the term "**Covered Person**" shall mean (i) each Member, including the Manager; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent, or representative of each Member, Manager, and each of their Affiliates; and (iii) each Officer, employee, agent, or representative of the Company.

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(b) No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, gross negligence, willful misconduct, or a material breach or knowing violation of this Agreement by such Covered Person.

(c) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

Section VII.02 Liabilities and Duties of Covered Persons.

(a) This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, the Members, or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law. The Manager shall not have any duty (including any fiduciary duty) to the Company, the Members or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. This Section shall not in any way reduce or otherwise limit the specific obligations of the Manager expressly provided in this Agreement or in any other agreement with the Company.

Section VII.03 Indemnification.

(a) Subject to other applicable provisions of this Article VII including Section 7.02, the Covered Persons shall not be liable to the Company for any acts or omissions by any of the Covered Persons arising from the exercise of their rights or performance of their duties and obligations in connection with the Company, this Agreement or any investment made or held by the Company, including with respect to any acts or omissions made while serving at the request of the Company as an officer, director, member, partner, fiduciary or trustee of another Person, other than such acts or omissions that have been determined in a final, non-appealable decision of a court of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. The Covered Persons shall be indemnified by the Company to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and counsel fees and disbursements on a solicitor and client basis) (collectively, "**Expenses and Liabilities**") arising from the performance of any of their duties or obligations in connection with their service to the Company, this Agreement, or any investment made or held by the Company, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such Person may hereafter be made party by reason of being or having been a Manager of the Company under Delaware law, an Officer of the Company or an officer, director, member, partner, fiduciary or trustee of another Person, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Covered Person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Covered Person's fraud, willful misconduct or gross negligence. Without limitation, the foregoing indemnity shall extend to any liability of any Covered Person, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company (including any indebtedness which the Company has assumed or taken subject to), and the Manager or the Officers are hereby authorized and empowered, on behalf of the Company, to enter into one or more indemnity agreements consistent with the provisions of this Section in favor of any Covered Person having or potentially having liability for any such indebtedness. It is the intention of this paragraph that the Company indemnify each Covered Person to the fullest extent permitted by law, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Covered Person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Covered Person's fraud, willful misconduct or gross negligence.

(b) This Agreement's provisions, to the extent they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, including Section 7.02, are agreed by each Member to modify such duties and liabilities of the Covered Person to the maximum extent permitted by law.

(c) Any indemnification under this Section (unless ordered by a court) shall be made by the Company. To the extent, however, that a Covered Person has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such Covered Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such Covered Person in connection therewith.

(d) Any Covered Person may apply to the Delaware Court of Chancery or any other court of competent jurisdiction in Delaware for indemnification to the extent otherwise permissible under paragraph (a) of this Section. The basis of such indemnification by a court shall be a determination by such court that indemnification of the Covered Person is proper in the circumstances because such Covered Person has met the applicable standards of conduct set forth in paragraph (a). Neither a contrary determination in the specific case under paragraph (c) of this Section, nor the absence of any determination thereunder, shall be a defense to such application or create a presumption that the Covered Person seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this paragraph shall be given to the Company promptly upon the filing of such application. If successful, in whole or in part, the Covered Person seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

(e) To the fullest extent permitted by law, expenses (including attorneys' fees) incurred by a Covered Person in defending any civil, criminal, administrative or investigative action, suit or proceeding may, at the option of the Manager, be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified by the Company as authorized in this Section.

(f) The indemnification and advancement of expenses provided by or granted pursuant to this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Agreement, or any other agreement, vote of Members or otherwise, and shall continue as to a Covered Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Covered Person unless otherwise provided in a written agreement with such Covered Person or in the writing pursuant to which such Covered Person is indemnified, it being the policy of the Company that indemnification of the persons specified in paragraph (a) shall be made to the fullest extent permitted by law. The provisions of this Section shall not be deemed to preclude the indemnification of any person who is not specified in paragraph (a) but whom the Company has the power or obligation to indemnify under the provisions of the Delaware Act.

(g) The Company may, but shall not be obligated to, purchase and maintain insurance on behalf of any Person entitled to indemnification under this Section against any liability asserted against such Person and incurred by such Person in any capacity to which they are entitled to indemnification hereunder, or arising out of such Person's status as such, whether or not the Company would have the power or the obligation to indemnify such Person against such liability under the provisions of this Section.

(h) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified, inure to the benefit of the heirs, executors and administrators of any person entitled to indemnification under this Section.

(i) The Company may, to the extent authorized from time to time by the Manager, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company.

(j) If this Section or any portion of this Section shall be invalidated on any ground by a court of competent jurisdiction, the Company shall nevertheless indemnify each Covered Person as to expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section that shall not have been invalidated.

(k) Each of the Covered Persons may, in the performance of his, her or its duties, consult with legal counsel, accountants, and other experts, and any act or omission by such Person on behalf of the Company in furtherance of the interests of the Company in good faith and reliance upon, and in accordance with, the advice of such legal counsel, accountants or other experts will be full justification for any such act or omission, and such Person will be fully protected for such acts and omissions;

(l) Provided that such legal counsel, accountants, or other experts were selected with reasonable care by or on behalf of such Covered Person, a Covered Person shall not be denied indemnification in whole or in part under this Section because the Covered Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by this Agreement's terms.

(m) Any liabilities which a Covered Person incurs as a result of acting on behalf of the Company (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the Internal Revenue Service, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities indemnifiable under this Section, to the maximum extent permitted by law.

(n) The Manager shall, in the performance of its duties, be fully protected in relying in good faith upon the records of the Company and on such information, opinions, reports or statements presented to the Company by any of the Officers or employees of the Company, or by any other Person as to matters the Manager reasonably believes are within such other Person's professional or expert competence.

(o) Any amendment, modification or repeal of this Section or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of or other rights of any indemnitee under this Section as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an indemnitee hereunder prior to such amendment, modification or repeal.

Section VII.04 Survival. The provisions of this Article VII shall survive the dissolution, liquidation, winding up and termination of the Company.

Article VIII.
TRANSFER

Section VIII.01 Restrictions on Transfer.

(a) Except as otherwise provided in this Article VIII, no Member shall Transfer all or any portion of its Units without the written consent of the Manager (which consent may be granted or withheld in the sole discretion of the Manager) (a "**Permitted Transfer**"). No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.06(b) hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 8.02), each Member agrees that it will not Transfer all or any portion of its Units, and the Company agrees that it shall not issue any Units:

  (i) if such Transfer or issuance would result in the prospective Transferee directly or indirectly owning in excess of the Aggregate Ownership Limit;

  (ii) if such Transfer or issuance would result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act), as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, unless such Units have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company or exempt therefrom;

(iii) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(iv) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(v) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(vi) if such Transfer or issuance would cause the Company to lose its status as a corporation for federal income tax purposes;

(vii) if such Transfer or issuance would cause the assets of the Company to be treated as plan assets as defined in Section 3(42) of ERISA;

(viii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended;

(ix) if such Transfer or issuance would require the registration of the Company or any Units under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

(x) if such Transfer or issuance would violate or be inconsistent with any representation or warranty made by the transferring Member.

(c) The proposed Transferee, or such Member's legal representative, shall give the Manager prior written notice before making any voluntary Transfer and notice within thirty (30) days after any involuntary Transfer pursuant to Section 8.03 (unless such notice period is otherwise waived by the Manager), and shall provide sufficient information to allow legal counsel acting for the Company to make the determination that the proposed Transfer will not result in any of the consequences referred to in paragraphs (b)(i) through (b)(x) above. If a Transfer occurs by reason of the death of a Member or assignee, the notice may be given by the duly authorized representative of the estate of the Member or assignee. The notice must be supported by proof of legal authority and valid assignment in form and substance acceptable to the Manager.

(d) If any Transfer permitted by this Section shall result in beneficial ownership by multiple Persons of any Member's interest in the Company, the Manager may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising the rights which the transferor as a Member had pursuant to this Agreement's provisions.

(e) A Transferee shall be entitled to any future distributions attributable to the Units transferred to such Transferee and to transfer such Units in accordance with this Agreement's terms; provided, however, that such Transferee shall not be entitled to the other rights of a Member as a result of such Transfer until the Transferee is admitted as a Member pursuant to Section 4.06(b) herein.

(f) The Company shall incur no liability for distributions made in good faith to the Transferor until a written instrument of Transfer has been received by the Company and recorded on its books and the effective date of Transfer has passed.

(g) Any other provision of this Agreement to the contrary notwithstanding, any Transferee admitted as a Member shall be bound by the provisions hereof. Prior to recognizing any Transfer in accordance with this Section, the Manager may require, in its sole discretion:

   (i) the Transferor and each Transferee to execute one or more deeds or other instruments of Transfer in a form satisfactory to the Manager;

   (ii) each Transferee to acknowledge its assumption (in whole or, if the Transfer is in respect of part only, in the proportionate part) of the obligations of the Transferor by executing a Form of Adherence (or any other equivalent instrument as determined by the Manager);

   (iii) each Transferee to provide all the information required by the Manager to satisfy itself as to anti-money laundering, counter-terrorist financing and sanctions compliance matters; and

   (iv) payment by the Transferor, in full, of the costs and expenses referred to in paragraph (h) below,

      and no Transfer shall be completed or recorded in the books of the Company, and no proposed Transferee shall be admitted to the Company as a Member, unless and until each of these requirements has been satisfied or, at the sole discretion of the Manager, waived.

(h) The Transferor shall bear all costs and expenses arising in connection with any proposed Transfer, whether or not the Transfer proceeds to completion, including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel, and any transfer taxes and filing fees.

(i) Any Transfer or attempted Transfer of any Unit in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Unit for all purposes of this Agreement.

(j) For the avoidance of doubt, any Transfer of a Unit permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Unit in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section VIII.02 Other Permitted Transfers. The provisions of Section 8.01(a) shall not apply to any Transfer by any Member of all or any portion of its Units to its Affiliate.

Section VIII.03 Involuntary Transfers. In the event that any Unit owned by any Member shall be subject to an involuntary Transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary Transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary Transfer, (c) a Transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Interests or Class B Interests) unless such Transfer constitutes a Permitted Transfer, or (d) Disability (each such subsections (a) through (e), an "**Involuntary Transfer**"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed Transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Unit is to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Units held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed Transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.

Section VIII.04 Approved Sale; Drag Along. If the Manager approves a sale of the Company to a good faith purchaser (an "**Approved Sale**"), then each Member shall be deemed to vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding any Units shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Membership Interest, each holder of Units shall agree to sell all of his, her or its Units and rights to acquire a Unit on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.

Section VIII.05 No Withdrawal.

(a) So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

(b) Notwithstanding Section 8.05(a), the Manager may require a Member to withdraw all or any portion of its Units in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their Affiliates, including, without limitation, to avoid having the Company's assets treated as "plan assets" for purposes of ERISA.

Section VIII.06 Remedies for Breach. If the Manager shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of this Article VII, the Manager shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Company to redeem shares, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer or other event.

Article IX.
ACCOUNTING; TAX MATTERS

Section IX.01   Records and Accounting.

(a) The Manager shall keep or cause to be kept at the principal office of the Company or such other place as determined by the Manager appropriate books and records with respect to the business of the Company, including all books and records necessary to provide to the Members any information required to be provided pursuant to this Agreement or Applicable Law. Any books and records maintained by or on behalf of the Company in the regular course of its business, including the record of the Members, books of account and records of Company proceedings, maybe kept in such electronic form as may be determined by the Manager; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by Applicable Law or other regulatory disclosure requirement.

(b)   Each Member shall have the right, upon reasonable demand for any purpose reasonably related to the Member's Units as a member of the Company (as reasonably determined by the Manager) to such information pertaining to the Company, as provided in Section 18-305 of the Delaware Act; provided, that prior to such Member having the ability to access such information, the Manager shall be permitted to require such Member to enter into a confidentiality agreement in form and substance reasonably acceptable to the Manager.

(c)   As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, the Manager shall provide the Members with unaudited balance sheets of the Company as at the end of each such Fiscal Year and unaudited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year; provided that, notwithstanding the foregoing, if the Company is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitation the ongoing reports under Regulation Crowdfunding of the Securities Act), then compliance with such provision shall be deemed compliance with this Section and no further or earlier financial reports shall be required to be provided to the Members.

Section IX.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a corporation for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a corporation pursuant to Treasury Regulations Section 301.7701-3.

Section IX.03   Tax Returns. At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 6.02(a)) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, such information with respect to the Company as may be necessary for the preparation of such Person's federal, state, and local income tax returns for such Fiscal Year.

Section IX.04   Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.


Article X.
DISSOLUTION AND LIQUIDATION


Section X.01   Events of Dissolution. The Company shall be dissolved, and its affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Manager to dissolve the Company;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company;

(c) The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act;

(d) At any time there are no Members of the Company, unless the business of the Company is continued in accordance with the Delaware Act; or

(e) A vote of the Members to dissolve the Company following the for-cause removal of the Manager in accordance with Section 6.08.

Section X.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 10.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 10.03 and the Certificate of Formation shall have been canceled as provided in Section 10.04.

Section X.03   Liquidation. If the Company is dissolved pursuant to Section 10.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Manager shall select one or more Persons (which may be the Manager) to act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner. In the case of a dissolution of the Company, (i) the Liquidator shall be entitled to receive compensation for its services as Liquidator; (ii) the Liquidator shall agree not to resign at any time without fifteen (15) days prior notice to the Manager and may be removed at any time by the Manager; and (iii) upon dissolution, death, incapacity, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within thirty (30) days be appointed by the Manager. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article X, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Manager under this Agreement's terms (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein.

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Sections 18-215 and 18-804 of the Delaware Act, and the following:

(i) Subject to Section 10.03(c)(iii), the assets may be disposed of by public or private sale on such terms as the Liquidator may determine. The Liquidator may defer liquidation for a reasonable time if it determines that an immediate sale or distribution of all or some of the assets would be impractical or would cause undue loss to the Members.

(ii) Liabilities include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 10.03(a)) as well as any outstanding Operating Expenses Reimbursement Obligations and any other amounts owed to Members otherwise than in respect of their distribution rights under Article V. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of Free Cash Flows or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied to other liabilities or distributed as additional liquidation proceeds. Liabilities shall be distributed, with priority to creditors, in the order of priority as provided by law, including, to the extent permitted by law, Members who are creditors; and secondly to Members as creditors, to the extent they did not receive distributions pursuant to Section 10.03(c)(i), and to Members in satisfaction of the Company's liability for distributions.

(iii) All property and all Free Cash Flows in excess of that required to discharge liabilities as provided in Section 10.03(c)(ii) shall be distributed to the holders of the Units on an equal per Unit basis.

(d) Notwithstanding the provisions of Section 10.03 that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 10.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon unanimous consent of the Members, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 10.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section X.04   Cancellation of Certification of Formation. Upon completion of the distribution of the assets of the Company as provided in Section 10.03(c) hereof, the Company shall be terminated, and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section X.05   Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 7.03.

Section X.06   Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

Section X.07   Waiver of Partition. To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company or its Thoroughbred Asset.


Article XI.
MEMBER MEETINGS


Section XI.01   Meetings. The Company shall not be required to hold an annual meeting of the Members. The Manager may, whenever it thinks fit, convene meetings of the Company. The non-receipt by any Member of a notice convening a meeting shall not invalidate the proceedings at that meeting.

Section XI.02   Quorum. No business shall be transacted at any meeting unless a quorum of Members is present at the time when the meeting proceeds to business; in respect of meetings of the Company, Members holding fifty percent (50%) of the Units present in person or by proxy shall be a quorum. If a quorum for a meeting is not present, the Manager may adjourn or cancel the meeting, as it determines in its sole discretion.

Section XI.03   Chairman. Any designee of the Manager shall preside as chairman of any meeting of the Company.

Section XI.04   Voting Rights. Subject to the provisions of any class or series of Units then Outstanding, the Members shall be entitled to vote only on those matters provided for under this Agreement's terms. The Class A Members shall be entitled to vote only on those matters provided for under Section 6.08(a), Section 6.09, and Section 10.09(e) of this Agreement, or as otherwise required by law.

Section XI.05   Extraordinary Actions. Except as specifically provided in this Agreement, notwithstanding any provision of law permitting or requiring any action to be taken or authorized by the affirmative vote of the holders of a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of Units entitled to cast a majority of all the votes entitled to be cast on the matter.

Section XI.06   Manager Approval. Other than as provided for in this Article XI, the submission of any action of the Company to Members for their consideration shall first be approved by the Manager.

Section XI.07   Actions by Members without a Meeting. Any action required or permitted to be taken by the holders of the Units may be taken without a meeting by the written consent of such holders or Members entitled to cast a sufficient number of votes to approve the matter as required by statute or this Agreement, as the case may be.

Section XI.08   Manager. Unless otherwise expressly provided in this Agreement, the Manager or any of its Affiliates who hold any Units shall not be entitled to vote in its capacity as holder of such Units on matters submitted to the Members for approval, and no such Units shall be deemed Outstanding for purposes of any such vote.

Article XII.
MISCELLANEOUS

      Section XII.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

      Section XII.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

      Section XII.03 Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, without limitation, information about the condition, health, fitness, soundness of the Thoroughbred Asset owned by the Company and plans, information regarding the financial status, customers, profits, profit margins, and any other information about the Company that may not be known generally or publicly outside of the Company, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b)   Nothing contained in Section 12.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to the other Member; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Member, as long as such Transferee agrees to be bound by the provisions of this Section as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any

Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 12.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Member or any of their respective Representatives, *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Member under this Section shall survive (i) the termination, dissolution, liquidation and winding up of the Company, and (ii) such Member's Transfer of its Units.

Section XII.04 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.04):

If to the Company:	Address:	Keepsake Box Nation, LLC 6161 Santa Monica Blvd Ste 301 Los Angeles, CA 90038
If to Manager:	Address:	Machmer Hall Thoroughbreds LLC 730 Clintonville Rd Paris, KY 40361

Section XII.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section XII.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 6.03, upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section XII.07 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section XII.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section XII.09 No Third-Party Beneficiaries. Except as provided in Article VII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section XII.10 Amendment.

(a)   This Agreement may be amended or modified from time to time only by the written consent of the Manager; provided, however, that no such amendment may: (a) (i) decrease the percentage of Outstanding Units required to take any action hereunder; (ii) materially adversely affect the rights of any of the Members; (iii) give any Person the right to dissolve the Company (other than the Manager); (iv) modify the term of the Company; (v) modify the limited liability of a Member; or (vi) modify the indemnification and exculpation rights of any indemnified party under this Agreement; or (b) amend or waive any provision of this Section.

(b)   If the Manager desires to amend any provision of this Agreement in a manner prohibited under Section 13.10(a), then it shall first adopt a resolution setting forth the amendment proposed, declaring its advisability, and then call a meeting of the Members entitled to vote in respect thereof for the consideration of such amendment. Amendments to this Agreement may be proposed only by or with the consent of the Manager. Such meeting shall be called and held upon notice in accordance with Article XI of this Agreement. The notice shall set forth such amendment in full or a brief summary of the changes to be implemented thereby, as the Manager shall deem advisable. At the meeting, a vote of Members entitled to vote thereon shall be taken for and against the proposed amendment. A proposed amendment shall be effective upon its approval by Majority Vote, with Members voting together as a single class, unless a greater percentage is required under this Agreement or by Delaware law. The Company shall deliver to each Member prompt notice of the adoption of every amendment made to this Agreement pursuant to this Article XII.

Section XII.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section shall diminish any of the explicit and implicit waivers described in this Agreement.

Section XII.12 Governing Law.

(a)   This Agreement and the rights of the parties shall be governed by and construed in accordance with Delaware law. Non-contractual obligations (if any) arising out of or in connection with this agreement (including its formation) shall also be governed by Delaware law. The rights and liabilities of the Members in the Company and as between them shall be determined pursuant to the Delaware Act and this Agreement. To the extent the rights or obligations of any Member are different by reason of any provision of this Agreement than they would otherwise be under the Delaware Act in the absence of any such provision, or even if this Agreement is inconsistent with the Delaware Act, this Agreement shall control, except to the extent the Delaware Act prohibits any particular provision of the Delaware Act to be waived or modified by the Members, in which event any contrary provisions hereof shall be valid to the maximum extent permitted under the Delaware Act.

(b)   To the fullest extent permitted by Applicable Law, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby shall be brought in Delaware Chancery Court, and each Member hereby consents to the exclusive jurisdiction of the Delaware Chancery Court (and of the appropriate appellate courts therefrom) in any suit, action or proceeding, and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. To the fullest extent permitted by Applicable Law, each Member hereby waives the right to commence an action, suit or proceeding seeking to enforce any provisions of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby or thereby in any court outside of the Delaware Chancery Court except to the extent otherwise explicitly provided herein. The provisions of this Section 12.12(b) shall not be applicable to an action, suit or proceeding to the extent it pertains to a matter as to which the claims are exclusively vested in the jurisdiction of a court or forum other than the Delaware Chancery Court, or if the Delaware Chancery Court does not have jurisdiction over such matter.

(c)   Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any court. Without limiting the foregoing, each party agrees that service of process on such party by written notice pursuant to Section 12.04 will be deemed effective service of process on such party.

(d)   TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EVERY PARTY TO THIS AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBER'S MEMBERSHIP INTEREST HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS AGREEMENT OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS AGREEMENT OR OTHERWISE AS TO THE COMPANY AS BETWEEN OR AMONG ANY SAID PERSONS.

Section XII.13 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section XII.14 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and arbitration costs.

Section XII.15 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 7.02 to the contrary.

Section XII.16 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Keepsake Box Nation, LLC, a Delaware limited liability company

By: Its Manager, Machmer Hall Thoroughbreds LLC, a Kentucky limited liability company

By: _____
Name: Carrie Brogden
Title: Managing Member of the Manager

The Manager:

Machmer Hall Thoroughbreds LLC, a Kentucky limited liability company

By: _____
Name: Carrie Brogden
Title: Managing Member

The Class B Member:

Machmer Hall Thoroughbreds LLC, a Kentucky limited liability company

By: _____
Name: Carrie Brogden
Title: Managing Member

MEMBERS SCHEDULE

Member Name and Address	Class of Membership Interest	Membership Interest (#Units)	Percentage Interest
Machmer Hall Thoroughbreds LLC	CLASS B	1	100%
Total:		1	100%

EXHIBIT D

Subscription Agreement

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE INTERNET-BASED PLATFORM USED BY ALAO INVEST LLC (THE "*INTERMEDIARY*"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S PLATFORM (COLLECTIVELY, THE "*OFFERING MATERIALS*") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE

FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

SUBSCRIPTION AGREEMENT AND JOINDER

This Subscription Agreement and Joinder (the "***Agreement***") is made and dated as of April 30, 2025, by and between Keepsake Box Nation LLC, a Delaware limited liability company (the "***Company***"), and the undersigned subscriber (the "***Subscriber***").

WHEREAS, the Company is offering up to an aggregate of $449,850 of Class A membership interests (the "***Class A Units***" and sometimes referred to as the "***Securities***"), pursuant to that certain Joinder Agreement attached to this Agreement as Exhibit A (the "***Joinder***") in an offering (the "***Offering***") in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder ("***Regulation CF***"); and

WHEREAS, the Subscriber understands that the Offering of the Class A Units is made pursuant to the Form C, dated April 30, 2025, as the same may be amended or supplemented (the "***Form C***");

WHEREAS, the Subscriber wishes to subscribe for and purchase the Class A Units.

NOW, THEREFORE, upon the execution and delivery of this Agreement, the Company and the Subscriber agree as follows:

1. **SUBSCRIPTION**. Subject to the terms and conditions of this Agreement (i) the Company agrees to sell to the Subscriber, and the Subscriber irrevocably subscribes for and agrees to purchase from the Company, a number of Class A Units in the Company set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof and (ii) the Subscriber agrees to its membership in the Company pursuant to the terms conditions of this Agreement and the Company's limited liability company agreement dated March 24, 2025, as amended (the "***Operating Agreement***"); *provided, however*, that the Company reserves the right to accept or reject this subscription for Class A Units, in whole or in part. If the Company elects to accept this subscription for

Class A Units in part, it shall promptly notify the Subscriber on the signature page countersigned by the Company and delivered to the Subscriber.

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Class A Units may be allocated among Subscribers.

3. **THE CLOSING**. Provided that the subscriptions are received in an amount equal to or greater than $182,300 (the "*Target Offering Amount*"), the closing of the purchase and sale of the Securities (the "*Closing*") shall take place on the Company's offering deadline specified in the Form C, or at such other time and place as the Company may designate by notice to the undersigned (the "*Closing Date*").

4. **PAYMENT FOR SECURITIES**. Payment for the Class A Units shall be received by North Capital Private Securities Corporation (the "*Escrow Facilitator*") from the Subscriber by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Facilitator shall release such funds to the Company as instructed by the Intermediary. The Subscriber shall receive notice and evidence of the aggregate dollar amount of the Class A Units owned by Subscriber reflected on the books and records of the Company, which shall bear a notation that the Class A Units were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants that as of the Closing Date:

a) The Company is a limited liability company duly formed and validly existing under the laws of the state of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the SEC rules promulgated under Title III of the JOBS Act of 2012.

c) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

d) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class A Units) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "*State Securities Laws*").

e) Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is

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required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f) Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of March 23, 2025, since inception (the "***Financial Statements***") have been made available to the Subscriber and appear in the Form C and on the platform of ALAO Invest LLC (the "***Intermediary***"). The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared for the periods indicated. Mongio and Associates, which has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual reports filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

h) The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C.

i) There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER**. The Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Class A Units, enter into this Agreement and to perform all the obligations required to be performed by the Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on the Subscriber or any investment guideline or restriction applicable to the Subscriber.

    ii. The Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Class A Units as a nominee or agent or otherwise for any other person.

iii. The Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which the Subscriber purchases or sells the Class A Units and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Subscriber is subject or in which the Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. The Subscriber acknowledges, and is purchasing the Class A Units in compliance with, the investment limitations as set forth in Rule 100(a)(2) of Regulation CF.

b) <u>Information Concerning the Company</u>.

i. The Subscriber has received a copy of the Form C. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Class A Units.

ii. The Subscriber understands and accepts that the purchase of the Class A Units involves various risks, including the risks outlined in the Form C and in this Agreement. The Subscriber represents that it is able to bear any, and all loss associated with an investment in the Class A Units.

iii. The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Class A Units. It is understood that information and explanations related to the terms and conditions of the Class A Units provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Class A Units, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Class A Units. The Subscriber acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Class A Units for purposes of determining the Subscriber's authority or suitability to invest in the Class A Units.

iv. The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Subscriber has had access to such information concerning the Company and the Class A Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Class A Units.

v. The Subscriber understands that, unless the Subscriber notifies the Company in writing to the contrary at or before a Closing Date, each of the Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the respective Closing Date, taking into account all information received by the Subscriber.

vi. The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Subscriber.

vii. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Class A Units or made any finding or determination concerning the fairness or advisability of this investment.

c) <u>No Guaranty</u>.

The Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Class A Units or (B) made any representation to the Subscriber regarding the legality of an investment in the Class A Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Class A Units, the Subscriber is not relying on the advice or recommendations of the Company and the Subscriber has made its own independent decision that the investment in the Class A Units is suitable and appropriate for the Subscriber.

d) <u>Status of Subscriber</u>.

i.   The Subscriber has such knowledge, skill and experience in business, financial and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Class A Units. With the assistance of the Subscriber's own professional advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class A Units and the consequences of this Agreement. The Subscriber has considered the suitability of the Class A Units as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Class A Units and its authority to invest in the Class A Units.

ii. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class A Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class A Units. Subscriber's subscription and payment for and continued beneficial ownership of the Class A Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

i.   The Subscriber is acquiring the Class A Units solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Class A Units. The Subscriber understands that the Class A Units have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Subscriber understands that the Class A Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "***Commission***") provide in substance that the Subscriber may dispose of the Class A Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply.

The Subscriber understands that the Company has no obligation or intention to register the Class A Units, or to take action so as to permit sales pursuant to the Securities Act. Even when the Class A Units become freely transferable, a secondary market in the Class A Units may not develop. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of the investment in the Class A Units for an indefinite period of time.

iii. The Subscriber agrees that the Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Class A Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE SUBSCRIBER AND THE COMPANY**. The obligations of the Subscriber to purchase and pay for the Class A Units specified on the signature page hereto and of the Company to sell the Class A Units are subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a) <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) <u>Target Amount</u>. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for the Class A Units in an aggregate investment amount of at least the Target Offering Amount specified in the Form C and at the time of the first Closing, the Company shall have received into the escrow account established with the Escrow Facilitator in cleared funds, and is accepting, subscriptions for the Class A Units having an aggregate investment amount of at least the Target Offering Amount specified in the Form C.

8. **OBLIGATIONS IRREVOCABLE**. Following the respective Closing Date, the obligations of the Subscriber shall be irrevocable.

9. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **WAIVER, AMENDMENT**. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **ASSIGNABILITY**. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Subscriber without the prior written consent of the other party.

12. **WAIVER OF JURY TRIAL**. THE SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

13. **DISPUTE RESOLUTION; ARBITRATION**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of

receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Delaware. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

14. **GOVERNING LAW**. This Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles thereof.

15. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

16. **COUNTERPARTS**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Keepsake Box Nation LLC 6161 Santa Monica Blvd Ste 301 Los Angeles, CA 90038
If to the Subscriber:	

18. **BINDING EFFECT**. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **SURVIVAL**. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Subscriber and (iii) the death or disability of the Subscriber.

20. **NOTIFICATION OF CHANGES**. The Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Class A Units pursuant to this Agreement, which would cause any representation, warranty, or covenant of the Subscriber contained in this Agreement to be false or incorrect.

21. **SEVERABILITY**. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. **JOINDER TO OPERATING AGREEMENT.** By executing this Agreement, the Subscriber agrees to be bound by, and to comply with, all the terms and conditions of the Operating Agreement in the same manner as if the Subscriber were an original party to the Operating Agreement. The Subscriber, as a member under the Operating Agreement, confirms that the representations and warranties set forth in the Operating Agreement are true and correct as to the Subscriber. From and after the Closing, the Subscriber will be entitled to the rights of, and be subject to the obligations of, a Member under the Operating Agreement, as such term is defined therein.

IN WITNESS WHEREOF, the Subscriber has executed this Agreement as of this _____.

SUBSCRIBER (if an individual):
By_____   Name:

State/Country of Domicile: _____

SUBSCRIBER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase the Class A Units as set forth above is confirmed and accepted by the Company as to the aggregate purchase price for the Class A Units the Subscriber hereby irrevocably subscribes for is:

_____

Keepsake Box Nation LLC, a Delaware limited liability company
By_____   Name: Carrie Brogden   Title: Managing Member of the Manager, Machmer Hall Nation LLC

EXHIBIT E

Testing the Waters Materials

No testing the waters materials at the time of filing.

EXHIBIT F

Purchase Option Agreement

PURCHASE OPTION, BILL OF SALE, AND CO-OWNERSHIP AGREEMENT

THIS PURCHASE OPTION, BILL OF SALE AND CO-OWNERSHIP AGREEMENT ("Agreement") is entered into and effective as of the 24th day of March, 2025, by and between: (i) **Machmer Hall Thoroughbreds LLC,** a Kentucky limited liability company ("Seller"); and (ii) **Keepsake Box Nation LLC**, a Delaware limited liability company ("Buyer") (Seller and Buyer being sometimes hereinafter referred to as "Co-Owners").

RECITALS:

A. Seller is currently an owner of the Thoroughbred set forth on Exhibit A, attached hereto and incorporated herein by reference (the "Thoroughbred").

B. Seller desires to sell, or cause to be sold, the undivided fractional interest in the Thoroughbred set forth on Exhibit A hereto (the "Target Interest"), and Buyer wishes to purchase the Target Interest, for the purchase price and upon other terms and conditions hereinafter set forth.

C. Seller and Buyer wish to set forth the terms upon which, as Co-Owners of the Thoroughbred, they will race, breed, own and manage the Thoroughbred, as applicable.

AGREEMENT:

NOW, THEREFORE, the parties hereby agree as follows:

1. PURCHASE OPTION. Upon execution of this Agreement, Buyer shall have an Option ("Option") to purchase up to 100% of the Target Interest (the "Maximum Interest") in the Thoroughbred for the period set forth on Exhibit A (the "Option Period") for the purchase price set forth on Exhibit A (the "Target Purchase Price"). Buyer shall be deemed to have exercised the Option at such time as Buyer has sold indirect fractional shares ("Platform Fractional Shares") in the Thoroughbred pursuant to an exempt offering of securities under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Offering") in an amount equal to or greater than the amount of the "Minimum Offering Proceeds" set forth on Exhibit A (based on Buyer's public offering prices.) Buyer shall provide notice to Seller within one (1) business day after Buyer's receipt of the Minimum Offering Proceeds. If the Option Period ends without Buyer exercising the Option, this Agreement shall terminate and be null and void with no other force or effect *ab initio*.

2. THE SALE.

2.1 Terms of Sale.

(a) Initial Purchase.

(1) Upon Buyer's exercise of the Option in accordance with Section 1, Buyer shall pay Seller, within ten (10) business days, in immediately available funds, an amount (the "Initial Purchase Price") equal to the product of: (i) the Initial Offering Proceeds multiplied by (ii) the Initial Price Percentage.

(2) In consideration of the payment of the Initial Purchase Price, Seller shall sell, transfer, convey, set over, deliver, and assign (or cause to be sold, transferred, conveyed, set over, delivered, and assigned) to Buyer an undivided fractional interest in the Thoroughbred (the "Initial Fractional Interest"), the percentage of such undivided fractional interest to be the product of: (i) the Maximum Interest multiplied by (ii) the quotient of: (A) the Initial Purchase Price divided by (B) the Target Purchase Price.

(b) *Additional Purchases*.

(1) Following Buyer's purchase of the Initial Fractional Interest, each time Buyer has closed Platform Fractional Shares in the Offering equal to or greater than the Initial Offering Proceeds, Buyer shall pay Seller, within ten (10) business days, in immediately available funds, an amount (each such amount, an "Additional Purchase Price") equal to the product of: (i) the applicable incremental Offering proceeds multiplied by (ii) the Maximum Price Percentage.

(2) In consideration of the payment of the Additional Purchase Price, Seller shall sell, transfer, convey, set over, deliver, and assign (or cause to be sold, transferred, conveyed, set over, delivered, and assigned) to Buyer an additional undivided fractional interest in the Thoroughbred (an "Additional Fractional Interest"), the percentage of such undivided fractional interest to be the product of: (i) the Maximum Interest multiplied by (ii) the quotient of: (A) the Additional Purchase Price divided by (B) the Target Purchase Price.

(3) For the avoidance of doubt, following the Offering Closing Date, the Final Purchase Price (defined below) paid by Buyer and the Final Interest (defined below) sold by Seller shall be proportional to each other. In other words, if the Final Purchase Price is equal to 75% of the Target Purchase Price, then the Final Interest shall equal 75% of the Target Interest.

(4) The Initial Purchase Price together with the Additional Purchase Prices (if any) shall be collectively referred to as the "Final Purchase Price." The Initial Fractional Interest together with the Additional Fractional Interests (if any) shall be collectively referred to as the "Final Interest."

(5) Assuming the Maximum Interest is transferred hereunder, the undivided ownership percentage in the Thoroughbred after the transfer to Buyer will be as set forth on Exhibit A. In the event the Final Interest is less than the Maximum Interest, Seller shall notify Buyer in writing of the undivided ownership percentage in the Thoroughbred after the transfer of the Final Interest to Buyer.

2.2 Risk of Loss. Buyer shall assume all risk of loss with respect to the Initial Fractional Interest acquired by Buyer as of exercise of the Option and each Additional

Fractional Interest acquired thereafter.

2.3 Title. Seller hereby represents and warrants to Buyer that Seller has upon the date hereof, and upon exercise of the Option, or will cause to be delivered to Buyer, good and marketable title to the Final Interest sold and conveyed to Buyer pursuant to this Agreement, free and clear of all liens, claims, liabilities, options, security interests, equities, encumbrances, and charges of any kind whatsoever, and that Seller has full right, power and authority to sell, transfer, convey, set over, deliver and assign (or to cause to be sold, transferred, conveyed, set over, delivered and assigned) the Final Interest to Buyer pursuant to the terms of this Agreement.

2.4 DISCLAIMER OF WARRANTIES AND REPRESENTATIONS. SELLER MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, WITH RESPECT TO THE HEALTH, CONDITION, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE THOROUGHBRED, ALL OF WHICH WARRANTIES OR REPRESENTATIONS ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED. SELLER MAKES NO WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE RACING ABILITY OR ELIGIBILITY OF THE THOROUGHBRED OR THE FERTILITY OF THE THOROUGHBRED OR SUITABILITY OF THE THOROUGHBRED FOR BREEDING PURPOSES.

3. THE CO-OWNERSHIP.

3.1 Term. The following terms and conditions governing the ownership of the Thoroughbred shall take effect concurrently with the effective date of sale of the Initial Fractional Interest, and shall continue in full force and effect until the death of the Thoroughbred, sale of all of Buyer's interest in the Thoroughbred, or the termination of this Agreement by the written consent of all Co-Owners.

3.2 Management of the Thoroughbred; Sale.

a. The Thoroughbred will be raced under the management of the Seller. All material decisions related to the Thoroughbred's racing career, including the selection of a trainer for the Thoroughbred, will be made by the Seller.

b. Seller will oversee the day-to-day management of the Thoroughbred, including oversight of pre-training, training, transportation, veterinarian issues, and all standard management practices necessary for the care of the Thoroughbred.

c. Seller shall be the sole and exclusive manager of the Thoroughbred following its retirement from racing.

d. Seller is hereby authorized to incur expenses, make disbursements on behalf of, and to receive reimbursements from, the Co-Owners, and to receive and distribute monies, including, but not limited to, purses, awards, and fees collected from the racing, breeding, and sale of the Thoroughbred ("Earnings"). Notwithstanding anything in this Agreement to the contrary, in the event of a sale of the Thoroughbred pursuant to which the

Co-Owners retain any rights in the Thoroughbred (including, without limitation, breeding or marketing rights), Seller shall be obligated only to distribute to Buyer an amount equal to the fair market present value of such retained rights as of the date of the sale, and shall have no further obligation to distribute Earnings with respect to any such retained rights to Buyer thereafter. Co-Owners hereby appoint and authorize Seller to receive and distribute Earnings, as fully and completely as though Seller were the absolute owner thereof for all purposes. Co-Owners further appoint and authorize Seller to negotiate any sale, syndication, co-ownership or other agreement relating to the Thoroughbred pursuant to the agreed upon exit strategy and Co-Owners agree to execute any such agreement.

e. All monies earned from the racing and breeding of the Thoroughbred and received by Seller shall be accounted for and distributed *pro-rata* amongst Co-Owners.

3.3 Standard of Care. Seller shall apply the degree of care customarily employed by persons who manage thoroughbreds for racing and breeding purposes in first class thoroughbred operations, and shall not be liable for the loss of, theft of, or injury to the Thoroughbred unless it is established by clear and convincing evidence that such care was not employed; provided, however, that (a) any such liability shall in no event exceed the Final Purchase Price; and (b) Seller shall not be liable for, and is hereby released from liability with respect to, the death of the Thoroughbred to the extent that Buyer has obtained or could have obtained mortality insurance with regards to the Thoroughbred.

3.4 Required Payments. Each Co-Owner shall be obligated to pay such Co Owners' pro rata share, based on their respective percentage ownership of the Thoroughbred, of all reasonable costs, expenses or charges relating to the Thoroughbred, including, but not limited to, the racing, shipment, promotion, maintenance and care of the Thoroughbred, and all training, jockey, stakes nomination, entry and starting fees from the effective date of this Agreement. Seller may directly invoice the Buyer for the Buyer's share of all costs for the training, boarding, and racing of the Thoroughbred, including, but not limited to, the invoices of veterinarians, farriers, and Thoroughbred's trainer. Buyer's pro rata share of costs, expenses, and charges shall commence to accrue effective as of the date the Option is exercised pursuant to the terms of this Agreement; provided, however, Seller will not invoice Buyer for such costs, expenses, and charges until after the Offering Closing Date (i.e., when there is a determination as to the Final Interest).

3.5 Banking. During the Term of this Agreement, The Buyer agrees to conduct all banking activities through Relay Financial at Thread Bank ("Relay Financial"), including but not limited to the receipt of funds from escrow, disbursement of funds, Company operations, and any other financial transactions. The Buyer reserves the right to change the designated banking institution or financial services provider if it is deemed necessary due to insolvency or other substantial issues affecting the bank, or upon the unanimous consent of the Buyer and CMNWLTH Services LLC. The Company agrees to comply with all policies, procedures, and requirements set forth by Relay Financial or any subsequent banking institution designated by Buyer and CMNWLTH Services LLC.

3.6 Tax Incidents. Each Co-Owner shall be responsible for filing such Co-Owner's own federal, state, and local tax returns required to be filed in connection with such Co-Owner's respective undivided interests in the Thoroughbred and for reporting all their income, deductions, credits relating to such Co-Owner's respective undivided interest in the Thoroughbred.

3.7 Insurance. Seller expects to carry mortality insurance (and fertility insurance if applicable) on the Buyer's Thoroughbred Asset and will decide the amount of coverage. Generally, a full mortality policy will insure against loss by death caused directly or indirectly by sickness, accident and/or disease. The amount of recovery generally would be the lesser of the insured amount or the last claiming price (if any) the Thoroughbred has been subjected to at the time of the casualty. The Seller's mortality insurance policy and fertility insurance policy, if applicable, shall include an additional insured endorsement for the Buyer as well as citing it on the declarations page as pro-rata a loss payee.

3.8 Possession. Possession of the Thoroughbred shall remain with Seller at such locations as determined by Seller for the purposes of training, racing, and breeding of the Thoroughbred.

3.9 Trophies. All Co-Owners shall be entitled to the trophies won by the Thoroughbred or duplicates thereof. Co-Owners shall notify Seller of their desire to receive a trophy. If there are not enough original trophies available for all Co-Owners that desire a trophy, then Seller shall arrange for the construction of the required number of duplicate trophies. The cost of the duplicate trophies shall be shared among Co-Owners and any other owners of the Thoroughbred on an inverse pro-rata basis (for example if Seller owns an undivided 60% fractional interest and Buyer owns an undivided 40% fractional interest, the cost of any duplicate trophy would be charged 40% to Seller and 60% to Buyer).

3.10 Acts by Co-Owners. Each of the Co-Owners hereby agree to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed, with acknowledgment or affidavit, if required, all such agreements, documents and instruments as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms and conditions of this Agreement.

4. OPERATIONS.

4.1 Jockey Club Documentation. The Jockey Club certificate of registration for the Thoroughbred shall be endorsed to the syndicate created hereby and delivered in accordance with the instructions of the Co-Owners. Each Co-Owner shall maintain all records required by the Jockey Club and shall promptly submit to the Jockey Club all required reports as they become due.

4.2 Licensures and Authorizations. Buyer shall be solely responsible, at its sole cost and expense, for obtaining and maintaining any licenses (including racing licenses), permits, or other authorizations that are required with respect to Buyer's ownership of the Interest or in connection with the Offering. Buyer hereby represents and warrants to Seller that the Offering and the issuance of securities in connection therewith will be in compliance with applicable laws, including federal and state securities laws.

5. SECURITY AND PAYMENT DEFAULT

5.1 Seller's Security Interest. Seller shall have an agricultural lien upon and a security interest in Buyer's Final Interest as to which any portion of the amounts billable to Buyer hereunder and so billed have not been paid.

5.2 Payment Default.

(a) In the event Buyer fails to pay any amounts billed to Buyer by Seller within ten (10) days after the date of Seller's invoice (a "Payment Default"), Seller may assess a service charge of two percent (2%) per month, payable monthly, upon any such delinquent amounts.

(b) Seller shall be entitled to commence legal action against Buyer for a Payment Default upon ten (10) days prior written notice to Buyer.

6. DISPUTE RESOLUTION.

6.1 Except for a proceeding instituted pursuant to Section 3.3 or Section 5.2 of this Agreement, any disagreement, dispute, controversy or claim arising out of or relating to this Agreement (a "Dispute") shall be settled by final and binding arbitration. Such arbitration shall proceed in accordance with the arbitration rules of the American Arbitration Association then pertaining (the "Rules"), insofar as such Rules are not inconsistent with the provisions expressly set forth in this Agreement pursuant to the following procedures:

(a) All proceedings before the arbitrators shall be held in the principal city of the county or state having jurisdiction over the location where Thoroughbred is boarded or such other more convenient location as the arbitrators may select.

(b) The arbitration shall be held before a panel of three arbitrators, one designated by Seller and one designated by Buyer, and one selected by the first two arbitrators so designated.

(c) The costs and fees of the arbitration, including attorneys' fees of the parties, shall be allocated by the arbitrators.

(d) The award rendered by the arbitrators shall be final unless proven to be in manifest disregard of law, arbitrary and capricious, or completely irrational and judgment may be entered in accordance with applicable law and in any court having jurisdiction thereof.

(e) The existence and resolution of the arbitration shall be kept confidential by Seller and the Buyer and by the arbitrators except as required by law or may be necessary in connection with the enforcement of the award.

6.2 Jurisdiction, etc. No Dispute shall be submitted to arbitration and no action for the breach of any provision of this Agreement or in connection with Thoroughbred or the operation hereof, other than an action specified in <u>Section 5.2,</u> may be commenced more than two (2) years after a Co-Owner's discovery of the event giving rise to such cause of action. Each Co-Owner consents to the jurisdiction of all courts located within Fayette County, Kentucky for the purpose of enforcing the arbitration provisions of this <u>Section 6</u> and for the purpose of enforcing any award or finding made by the arbitrators pursuant to this <u>Section 6</u> and also consents to the venue of any such action or proceeding in such courts (all parties hereby waiving any defense of *forum non conveniens*).

7. **MISCELLANEOUS**.

7.1 Notices. Any notice being given to any party in connection with this Agreement shall be in writing, shall be given by means of nationally-recognized overnight courier service such as UPS or FedEx, and shall be deemed to have been given when received upon delivery. Any such notices shall be given to the addressee at the address set forth in the first paragraph of this Agreement, or at such other addresses as may hereafter be designated by notice in accordance with this Section.

7.2 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns.

7.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky without regard to any conflict of laws or choice of laws principle which would result in the application of any laws other than those of the Commonwealth of Kentucky.

7.4 Consent to Jurisdiction. The parties consent and voluntarily submit to the personal jurisdiction of the courts of the Commonwealth of Kentucky located in Fayette County, Kentucky and the United States District Court for the Eastern District of Kentucky.

7.5 Amendment or Modification. This Agreement shall not be amended or modified without the written consent of all Co-Owners.

7.6 Execution. This Agreement may be executed in multiple counterparts, none of which need contain the signatures of all parties hereto, and all of which counterparts together shall constitute one and the same instrument.

7.7 Time is of the Essence. Time shall be of the essence in the performance of all obligations under this Agreement.

[Signature Page follows]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement, or have caused this Agreement to be executed by its duly authorized representative, as of the day and year first above written.

Machmer Hall Thoroughbreds LLC
a Kentucky limited liability company

By: /s/ _____

Name: Carrie Brogden
Title: Managing Member
     ("Seller")

Keepsake Box Nation, LLC
a Delaware limited liability company

By: /s/ _____

Name: Carrie Brogden
Title: Managing Member of the Manger, Machmer Hall Thoroughbreds LLC
     ("Buyer")

EXHIBIT A

Summary of Purchase and Other Terms

1. <u>Thoroughbred</u>: a gray or roan filly by Twirling Candy out of Special Me, by Unbridled's Song.

2. <u>Target Interest</u>: An undivided fifty percent (50%) fractional interest

3. <u>Ownership of Thoroughbred after transfer </u>(assuming Maximum Interest is transferred):

   Machmer Hall Thoroughbreds LLC: 50%
   Keepsake Box Nation LLC: 50%

4. <u>Option Period</u>: Begins March 24, 2025; Ends July 31, 2025

5. <u>Target Purchase Price</u>: $250,000

6. <u>Minimum Offering Proceeds</u>: $182,300

7. <u>Maximum Offering Proceeds</u>: $449,850

8. <u>Initial Price Percentage</u>: 41.14%

9. <u>Maximum Price Percentage</u>: 65.41%

10. <u>Silks:</u> The Commonwealth name and silks shall be worn by the Thoroughbred every second race.

11. <u>Ticket Disbursement:</u> The tickets disbursement under which the Thoroughbred shall be split shall be as follows: All races in which the Thoroughbred is entered, up to 40% of the tickets shall be distributed to the Buyer.

[Signature Page follows]

IN WITNESS WHEREOF, the undersigned have duly executed this Exhibit A.

Machmer Hall Thoroughbreds LLC
a Kentucky limited liability company/person

By: /s/_____

Name: Carri Brogden
Title: Managing Member
("Seller")

Keepsake Box Nation, LLC
a Delaware limited liability company

By: /s/_____

Name: Carrie Brogden
Title: Managing Member of the Manager, Machmer Hall
Thoroughbreds LLC
("Buyer")

EXHIBIT G

Listing Agreement

ALAO INVEST LLC LISTING AGREEMENT

THIS LISTING AGREEMENT (the "*Agreement*") is made as of April 1, 2025, by and between ALAO Invest LLC, a Delaware limited liability company ("*Commonwealth*") and Keepsake Box Nation LLC, a Delaware Limited Liability Company (the "*Issuer*").

RECITALS

WHEREAS, the Issuer wishes to conduct an equity financing whereby eligible Investors will have the opportunity to invest in up to 8,997 (the "*Securities*") of a value up to $449,850 (the "*Offering*") in reliance on the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") which permits securities offerings over the internet by eligible issuers of not more than a total of $5,000,000.00 during any 12 month period by an eligible issuer though an eligible intermediary;

WHEREAS, Commonwealth operates as a crowdfunding intermediary ("*Funding Portal*") duly registered with the Securities and Exchange Commission (the "*SEC*") and a member with the Financial Industry Regulatory Authority ("*FINRA*") under SEC Regulation Crowdfunding ("*Regulation CF*");

WHEREAS, the Offering will be exclusively offered and sold to eligible Investors electronically through Commonwealth's Platform (defined below) and not through any other intermediary; and

WHEREAS, the Issuer desires to engage Commonwealth to provide funding portal services for the Offering subject to the terms hereof.

NOW, THEREFORE, in consideration of the promises, covenants and provisions herein, and other good and valuable consideration, the parties agree as follows:

1.   **Appointment**

(a)   The Issuer hereby retains Commonwealth, and Commonwealth hereby agrees to act as the Issuer's Funding Portal and to provide funding portal services in order to facilitate and conduct the Offering in reliance upon Regulation CF, subject to the terms and conditions of this Agreement.

(b)   The Issuer understands that Commonwealth intends to utilize an online platform accessible by visiting www.joincommonwealth.com and a mobile application offered on iOS and Android (together herein referred to as the "*Platform*") to facilitate the Offering of Securities to prospective investors (each a "*Investor*") upon satisfactory completion of Commonwealth's due diligence as determined in its sole discretion.

(c)   The Issuer will furnish to Commonwealth among other things: information, data, materials, and documentation about the Issuer, including public and nonpublic information; a completed SEC Form C; and other offering materials and financial statements proposed to be filed with the SEC (the "*Offering Materials*"). As required by Regulation CF, the Issuer authorizes Commonwealth, its affiliates, agents, and contractors, to review and perform the antifraud "due diligence" required by Regulation CF. It is understood that Commonwealth will use the information provided by Issuer, perform or obtain reviews about the Issuer and the Securities, and will obtain required reviews of the background of Issuer, its affiliates, predecessors, officers, directors and 20 percent shareholders ("*Bad Actor Checks*"). Issuer agrees that Commonwealth and its personnel or agents, including legal counsel, will have opportunity to review the Offering Materials to be used in connection with the Offering prior to their filing with the SEC. The Issuer authorizes

Commonwealth and its personnel or agents, including its legal counsel, to execute for and on behalf of the Issuer and to file, or caused to be filed, with the SEC, any Form C, C-A, C-U, C-AR and/or C-TR, with all exhibits thereto, in connection with the Offering, and any other form or report required to be filed with the SEC in connection therewith, in accordance with Regulation CF.

(d)   Upon filing of the Form C with the SEC, Commonwealth will commence the Offering by making the Offering Materials available for a minimum of twenty-one (21) days on the Platform and by posting communications concerning the Offering in a manner viewable by the public on the Platform. The Issuer acknowledges and agrees that whether Commonwealth permits any offering of securities to be posted on the Platform is solely in Commonwealth' Commonwealth' discretion and that the posting and continuous hosting of any content on the Platform shall be at Commonwealth's sole and absolute discretion. The Issuer acknowledges that Commonwealth is only required to use its "reasonable efforts" in connection with its activities hereunder.

(e)   The Issuer further acknowledges and agrees that it has been advised that: (i) the rights and obligations of the Issuer and Commonwealth pursuant to this Agreement are contingent upon Commonwealth's continued membership with FINRA, (ii) Commonwealth is not a registered broker-dealer nor an investment adviser, escrow or transfer agent under applicable federal and state securities laws, (iii) Commonwealth will *not* perform any activities other than those permissible pursuant to its registration as a funding portal with the SEC and membership with FINRA, but will refer the Issuer to an appropriately registered provider of such services should that become necessary, and (iv) that the Offering can only be conducted as prescribed in Regulation CF.

2.   Information

(a)   The Issuer recognizes that Commonwealth may be using and relying upon information, data, materials, and documentation (including public and non-public information) about the Issuer and its business, financial condition and plans for the Offering, including the Offering Materials (the "***Issuer Information***"). Commonwealth will rely upon the completeness, accuracy, and adequacy of the Issuer Information, including, but not limited to, in performing required fraud prevention due diligence.

(b)   Any Offering Materials forwarded to Investors or made available on the Platform must be in form and substance acceptable to Commonwealth. Commonwealth. Commonwealth will undertake due diligence with respect to the accuracy and adequacy of the Offering Materials, but Commonwealth shall be entitled, to the extent permitted by applicable law, to rely upon any representations, warranties or covenants made by the Issuer in Issuer Information. Any material changes or modifications to the Offering Materials made by the Issuer after furnishing them to Commonwealth requires the Issuer to immediately notify Commonwealth about these material changes or modifications in accordance with Section 9 of this Agreement.

(c)   Until the date that is two (2) years from the date of this Agreement, Commonwealth will keep all Issuer Information obtained from the Issuer confidential except: (i) if such information was provided to Commonwealth to be included in the Offering Materials and made available on the Platform; (ii) if such information is in the public domain as of the date of this Agreement or hereafter becomes available to the public without a breach by Commonwealth, or was known or became known by Commonwealth prior to the Issuer's disclosure thereof to Commonwealth or becomes known to Commonwealth from a source other than the Issuer; (iii) Commonwealth may disclose confidential information to its officers, directors, employees, agents and representative, including independent contractors, and to Issuer's other advisors and service provider on a need to know basis only and will ensure that all such persons will keep such information strictly confidential; (iv) if such information is disclosed by the Issuer to a third party without restrictions on its disclosure; (v) is independently developed by

Commonwealth as evidenced by written records; or (vi) is required to be disclosed by Commonwealth or its officers, directors, employees, agents, attorneys, and independent contractors pursuant to any order of a court of competent jurisdiction or a subpoena or investigate inquiry request made by any other governmental body or agency, such as FINRA, the SEC or any state securities regulator, or as may otherwise be required by law; provided that prior to any such disclosure, to the extent legally permissible, Commonwealth will notify the Issuer of such required disclosure to provide the Issuer time to seek a protective order and, the extent of such disclosure, will be limited to that which is required to be disclosed.

3.   Services

(a)   Commonwealth agrees to:

(i)   Conduct preliminary due diligence on the Issuer and the proposed Offering of Securities;

(ii)   Conduct bad actor checks on Issuer's officers, directors and 20 percent or more shareholders in compliance with Regulation CF. The Issuer authorizes Commonwealth, its affiliates, agents, and contractors, to review and perform due diligence in order to meet the obligations of Commonwealth under Regulation CF. The Issuer acknowledges and agrees that Commonwealth or its agents will use the information provided by Issuer and other sources to perform or obtain reviews of the Issuer and the Securities as well as required reviews of the background of Issuer, its affiliates and predecessors and its officers, directors and 20 percent shareholders in compliance with Regulation CF;

(iii)   Prepare the Issuer's online offering page on the Platform on behalf of the Issuer in accordance with the information provided by the Issuer;

(iv)   Assist the Issuer in the organization of Offering Materials; and

(v)   Review all submitted and completed Offering Materials in order to assess whether they are compliant with the standards set forth under Regulation CF.

(b)   Upon satisfactory completion of its due diligence, Commonwealth agrees to:

(i) post the Offering Materials and any material modifications on the Platform in connection with the Offering once the Issuer's Form C has been properly filed with the SEC, or any amendments thereto;

(ii) provide the Platform for the offer and sale of the Securities by the Issuer, including, for the Offering Materials to be viewed by the public; communications by and among the Issuer and its representatives and investors (actual or potential); and posting of other Issuer materials such as marketing materials, including but not limited to, marketing pitch decks and videos as Commonwealth deems appropriate; and

(iii) accept record and confirm Investor commitments, open accounts for Investors, provide offering updates and confirm terms and commitments with respect to an investment to each Investor. This posting on the Platform shall be subject to the Terms of Service and Privacy Policy posted on the Platform, which may be amended from time to time.

4. Compensation

(a)   As compensation for the services provided by Commonwealth outlined in Section 3(b) hereunder, Issuer shall (i) pay to Commonwealth in cash, an amount equal to 10% based on the dollar amount received from Investors in the Offering from the proceeds of the Offering, and (ii) issue to Commonwealth (or its designee(s)) for nominal consideration), two percent (2%) of the number of Securities issued (or shares issuable upon conversion of the Securities) to investors in the Offering on the same terms (together, the cash and Securities are collectively referred to herein as the "***Compensation***") at the completion of each applicable closing of the Issuer's Securities to Investors in the Offering (each a "***Closing***"). For the avoidance of doubt, the Compensation shall only be paid upon reaching of the Minimum Offering Amount as set forth in Schedule A hereto. No Compensation shall be paid by the Issuer to Commonwealth if the Minimum Offering Amount has not been reached.

(b)   At each Closing, the Compensation will be made to Commonwealth directly from the escrow account maintained for the Offering. For the avoidance of doubt, Commonwealth shall receive Compensation based on the fair-market value of all gross proceeds, services, and/or goods received by the Issuer by Investors in exchange for Securities issued in the Offering.

(c)   In general, and in addition to any other remedy provided by law, if Issuer fails to pay Commonwealth within fifteen (15) business days after any payment under this Agreement is due, including but not limited to any payment set forth in Section 4 herein, Commonwealth may terminate this Agreement and remove the Offering Material from the Platform, except as otherwise mandated by applicable law.

5. Representations and Warranties

(a)   The Issuer represents and warrant to Commonwealth that:

(i)   Issuer is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has obtained all approvals or licenses required to conduct business, including payment of all taxes.

(ii)   Within the past ten (10) years, neither the Issuer nor any of the persons described in 17 CFR§227.503(a), including any of the officers, directors or principals of the Issuer, has been the subject of any of the disqualifying events described in 17 CFR §227.503(a)(1)-(8).

(iii)   The Issuer is eligible to offer and sell securities pursuant to Regulation CF and accordingly, the Issuer shall:

a.   establish means to keep accurate records of the holders of the Securities it will offer and sell through the Platform;

b.   pursuant to Section 4A(c) of the Securities Act, not make an untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which they were made, not misleading;

c.   promptly notify Commonwealth of any information that the Issuer may become aware of that may cause the Issuer to become ineligible to rely on the Regulation CF exemption in the future;

d.   not engage in any act, practice, scheme, or course of business that is fraudulent, deceptive or manipulative.

(iv)   Issuer will conduct the Offering in compliance with all of the requirements of Section 4(A)(b) of the Securities Act, as well as all regulations issued by the SEC, which includes but is not limited to:

a.   17 CFR § 227.201 Disclosure requirements. Provide all information in a manner required by the rule;

b.   17 CFR § 227.202 Ongoing reporting requirements. Provide all information in a manner required by the rule;

c.   17 CFR § 227.203 Filing requirements and form. Provide all information in a manner required by the rule;

d.   17 CFR § 227.204 Advertising. Will not create or disseminate any advertising except as permitted by this rule;

e.   17 CFR § 227.205 Promoter compensation. Will not compensate any person to promote the Offering except as provided by this rule.

(v)   The Offering Materials provided by the Issuer or posted to the Platform will not contain (a) any misstatement of a material fact or omission of any material fact necessary to make the statements therein not misleading, or any (b) exaggerated, unwarranted, promissory, or unsubstantiated claims. Issuer shall promptly notify Commonwealth if it discovers any such misstatement or inconsistency, or the omission of a material fact, in the Offering Materials. In addition, Issuer shall supply backup verification for any material fact or claim made, as reasonably requested by Commonwealth.

(vi)   Issuer understands that Commonwealth may remove its Offering from the Platform, pursuant to Commonwealth's applicable procedures, if the Offering fails to meet one or more requirements of Paragraphs (i)-(v) of this Section 5, if Commonwealth believes the Offering is fraudulent or potentially fraudulent, or as Commonwealth is required to do so by law or by the rules and regulations of any governing regulatory authority.

(vii)   Issuer understands and agrees that Commonwealth through its Platform may provide Issuer with an electronic notice of terms on a per Offering and/or per investor transaction basis. Issuer agrees that a notification to Issuer that contains the name and address of the Investor, the aggregate investment amount, the total amount of fees payable to Commonwealth, and the net proceeds of the transaction shall constitute sufficient notice of the Issuer to allow the Issuer to complete the transaction.

(viii)   Issuer certifies that it will use all reasonable efforts to complete a transaction at the time of each Closing. If Issuer fails to complete a transaction at the time of each Closing, for any reason whatsoever, Issuer authorizes Commonwealth to take all actions reasonably necessary to complete the transaction, including canceling the transaction, canceling the Offering, releasing funds in escrow back to the Investor, and debiting any Issuer account for the costs and fees associated with the actions.

(ix)   Issuer agrees that Commonwealth may make certain documents and information provided by Issuer to Commonwealth publicly available on an indefinite basis, or at least until Issuer's Offering is completed or canceled.

(x)   Issuer, after each Closing, will promptly issue the applicable Securities to such subscribing Investor unless it receives the written notice of Commonwealth to reject such respective subscription.

(xi)   In an effort to assist Commonwealth in complying with its obligations under 17 CFR § 227.301, the Issuer shall cooperate in a timely manner with Commonwealth' Commonwealth' due diligence requests (including those by its personnel, affiliates, agents, including but not limited to legal counsel, and any other third-party vendors Commonwealth may engage) that may include, among other things, interviews, document requests and other written representations that Commonwealth may deem necessary to fulfill its obligations.

(xii)   Issuer will not engage any person or entity to perform services similar to those provided by Commonwealth, including but not limited to other funding portals and broker-dealers.

(xiii)   No person or party, other than Commonwealth will be compensated by commission for this Offering.

(xiv)   Issuer shall use reasonable efforts to include a prominent positive reference to raising capital utilizing the Platform in all press releases regarding its Offering. Commonwealth shall have the right to reference the Offering and its role in connection therewith in marketing materials, in the Platform, on its website and in the press.

(xv)   Issuer shall file a Form C and take all actions necessary to qualify for the exemption provided in Sections 4(a)(6) of the Securities Act, as amended, in connection with the Offering, and take all actions necessary to perfect such federal and state exemptions and provide copies of such filings to Commonwealth. In addition, Issuer shall pay the fees associated with transfer agent services, and fees associated with the ongoing custody of the Securities.

(xvi)   Issuer has not taken and will not take any action to cause the Offering to fail to be entitled to rely upon the exemption from registration afforded by Section 4(a)(6) of the Securities Act. Issuer agrees to comply with applicable provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Issuer agrees that any representations and warranties made by it to any Investor in the Offering shall be deemed also to be made to Commonwealth for its benefit.

(xvii)   In order to publicize Issuer's listing on the Platform, Issuer authorizes Commonwealth to use Issuer's corporate logos, web addresses, trade names, and trade/service marks in order to convey quotation information, transactional reporting information, and other information regarding the Issuer in connection with the Platform. In order to ensure the accuracy of the information, Issuer agrees to provide Commonwealth with Issuer's current corporate logos, web address, trade names, and trade/service marks and with any subsequent changes to those items.

(xviii)   Issuer will promptly advise Commonwealth in writing if, at any time during the term of this Agreement, any of the foregoing representations no longer are true and correct in any material respect.

(xix)   Issuer will comply with the Privacy Policy, Terms of Service as well as any other applicable agreements set forth on the Platform.

(xx)   The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement for a period of one year after the Securities cease to be offered for sale on the Platform.

6.   Warranties and Disclaimer of Warranties

(a)   Commonwealth is a Funding Portal that services as a passive platform through which issuers and Investors can connect and engage in equity crowdfunding activities. Accordingly, Issuer understands and agrees that Commonwealth makes absolutely no promises, guarantees or warranties of any kind to Issuer regarding Issuer's Offering or the advisability, success, or pricing for any Offering. Except as otherwise provided in this Agreement, Commonwealth will take no action in favor or against Issuer's Offering, except in Commonwealth's sole discretion.

(b)   In no event will Commonwealth or its affiliates be liable for trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if Commonwealth or its affiliates have been advised of the possibility of such damages.

7.   Indemnification

Issuer will defend, indemnify, hold harmless and pay Commonwealth and its affiliates officers, directors, employees, agents, and contractors from and against any and all claims, losses, damages, and liabilities, joint or several, or actions, including shareholder actions, in respect thereof related to or arising directly or indirectly out of the: (i) services contemplated hereunder; (ii) breaches of representations, warranties and covenants of the Issuer set forth in this Agreement; and (iii) the Offering Materials and other Issuer Information provided to Commonwealth. The Issuer shall assume the defense of such action, including the employment and fees of counsel reasonably satisfactory to Commonwealth and payment of reasonable and accountable expenses.

8.   Limitation of Liability

THE LIABILITY OF COMMONWEALTH AND ITS AFFILIATES, WHETHER BASED ON AN ACTION OR CLAIM IN CONTRACT, EQUITY, NEGLIGENCE, TORT, OR OTHERWISE FOR ALL EVENTS, ACTS, OR OMISSIONS RELATED TO THIS AGREEMENT SHALL NOT EXCEED THE FEES PAID OR PAYABLE TO Commonwealth, UNDER THIS AGREEMENT, EXCEPT IN THE EVENT OF FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT ON THE PART OF COMMONWEALTH.

9.   Notices

Any notices required by this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, or faxed or emailed or through in-App message (as instructed by Commonwealth) to the other parties hereto at such addresses as such other parties may designate from time to time for the receipt of such notices. Until further notice, the address of each party to this Agreement for this purpose shall be the following:

> If to Commonwealth:
> ALAO Invest LLC
> 6161 Santa Monica Blvd Suite 301
> Los Angeles, California 90038
> notify@joincommonwealth.com
>
> If to Issuer:
> Keepsake Box Nation LLC
> 730 Clintonville Rd
> Paris, KY 40361

10.   Choice of Law

This Agreement shall be construed and interpreted in accordance with the laws of the State of California, without giving effect to its laws, rules, and judicial decisions regarding conflict of laws or choice of law.

11.   Dispute Resolution

Any claim, controversy or dispute that may arise between the parties concerning the construction, performance or breach of this Agreement, or any agreement, consent or instrument required to be delivered pursuant to the terms of this Agreement, shall be resolved by binding arbitration held in Los Angeles, CA administered by the American Arbitration Association under its Commercial Arbitration Rules. The number of arbitrators shall be one. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

12.   Exclusivity

In addition to the Offering, Commonwealth and its respective affiliates, may engage in other business activities.

13.   Severability

If any provision of this Agreement is found by a court of competent jurisdiction to be invalid, the parties nevertheless agree that the court should endeavor to give effect to the parties' intentions as reflected in the provision, and the other provisions of the Agreement remain in full force and effect.

14.   Assignment

This Agreement and any rights or licenses granted hereunder may not be transferred or assigned by Issuer without Commonwealth's prior written consent. Any attempt by Issuer to assign this Agreement, or any rights or licenses granted herein, without Commonwealth's express written consent will be null and void.

15.   Entire Agreement; Counterparts; Amendments

(a)   This Agreement contains the entire understanding between the parties with respect to its subject matter and supersedes all prior or contemporaneous agreements, representations, warranties and understandings of such parties (whether oral or written). No promise, inducement, representation or agreement other than as expressly set forth herein, has been made to or by the parties to this Agreement. Issuer has caused this Agreement to be executed by its duly authorized corporate officer, as of the time, day and year of Issuer's (electronic) consent.

(b)   This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. This Agreement may be executed by electronic signature and an electronic signature shall constitute an original for all purposes.

(c)   This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties to this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date hereof.

ALAO Invest, LLC

By:______________________________________

Name: Chase Chamberlin
Title: Chief Executive Officer

Keepsake Box Nation, LLC

By:______________________________________

Name: Carrie Brogden
Title: Managing Member of the Manager

[End of signature page]

SCHEDULE A

Funding Portal Information		Issuer Information	
Company Name:	**ALAO Invest LLC**	**Company Name:**	**Keepsake Box Nation LLC**
Contact Name:	Chase Chamberlin	**Contact Name:**	Carrie Brogden
Phone Number:	323-378-5554	**Phone Number:**	859-983-4610
Address:	6161 Santa Monica Blvd Suite 301 Los Angeles CA 90038	**Address:**	730 Clintonville Rd Paris, KY 40361
Email:	notify@joincommonwealth.com	**Email:**	issuers@joincommonwealth.com
Offering Information			
Minimum Offering Amount	$182,300.00		
Pricing Information			
Success Fee	Ten percent (10%) of the (i) value of the Thoroughbred Asset (as defined in Form C), and (ii) the amount of Offering proceeds allocated for working capital (as defined in Form C). Securities equal to two percent (2%) of the total Securities issued.		
Payment Terms	**Success Fee** payable pursuant to Section 4 of this Agreement.		

EXHIBIT H

Post-Offering Services Agreement

POST-OFFERING SERVICES AGREEMENT

This Post-Offering Services Agreement (the "**Agreement**"), dated as of April 1, 2025, (the "**Effective Date**"), is by and between Keepsake Box Nation LLC, a Delaware limited liability company ("**Company**"), and CMNWLTH Services LLC, a California limited liability company ("**CMNWLTH**").

Recitals

WHEREAS, the Company has the option to acquire a fractional interest up to 50% in Keepsake Box, a thoroughbred filly born on March 27, 2023by Twirling Candy out of Special Me, by Unbridled's Song (the "**Thoroughbred Asset**") and is engaged in the business of raising, training, racing, and ultimately selling the Thoroughbred Asset, which it will conduct in accordance with the terms and conditions of its limited liability company agreement, dated March 24, 2025 (the "**LLC Agreement**");

WHEREAS, Machmer Hall Thoroughbreds, LLC is the Company's Manager and is responsible for managing the Company's business affairs and providing certain clerical, bookkeeping and other administrative and management services;

WHEREAS, CMNWLTH provides certain administrative services to privately owned companies; and

WHEREAS, the Company and its Manager desire to appoint CMNWLTH to perform certain administrative services for the Company and on behalf of the Manager, and CMNWLTH has indicated its willingness to so act, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1. **CMNWLTH Appointment and Duties**.

    1.1   Appointment and Services.

        (a)   The Company hereby appoints CMNWLTH to provide the administrative services for the Company set forth in Appendix A hereto, as amended from time to time, upon mutual written agreement of the parties upon the terms and conditions hereinafter set forth. CMNWLTH hereby accepts such appointments and agrees to furnish such specified services. CMNWLTH shall for all purposes be deemed to be an independent contractor and shall, except as otherwise expressly authorized in this Agreement, have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

    1.2   Duties.

        (a)   CMNWLTH may employ or associate itself with a person or persons or organizations as CMNWLTH believes to be desirable in the performance of its duties hereunder; provided that, in such event, the compensation of such person or persons or organizations shall be paid by and be the sole responsibility of CMNWLTH, and the Company shall bear no cost or obligation with respect thereto; and provided further that CMNWLTH shall not be relieved of any of its obligations under this Agreement in such event and shall be responsible for all acts of any such person or persons or organizations taken in furtherance of this Agreement to the same extent it would be for its own acts.

2. **CMNWLTH Compensation; Expenses.**

2.1 <u>Compensation</u>.

(a) In consideration for the services to be performed hereunder by CMNWLTH, the Company shall pay CMNWLTH the fees listed in <u>Appendix B</u> hereto. Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by CMNWLTH under this Agreement are based on information provided by the Company's Manager and such fees are subject to renegotiation between the parties hereto to the extent such information is determined to be materially different from what the Company's Manager originally provided to CMNWLTH. During each year of the term of this Agreement, unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent with those provided in the previous year of this Agreement, the fee that would be charged for the same services would be the base fee rate (as reflected in <u>Appendix B</u>)

2.2 <u>Expenses</u>.

(a) CMNWLTH will bear all expenses in connection with the performance of its services under this Agreement, except as otherwise provided herein. CMNWLTH will not bear any of the costs of Company personnel. Other Company expenses incurred shall be borne by the Company or the Company's Manager, including, but not limited to, initial organization and offering expenses; litigation expenses; taxes; expenses of conducting repurchase offers for the purpose of repurchasing Company shares, if applicable; transfer agency and custodial expenses; interest; Company Manager fees; brokerage fees and commissions; state and federal registration fees; advisory fees; insurance premiums; fidelity bond premiums; Company and Manager related legal expenses; costs of maintenance of Company existence; printing and delivery of materials in connection with meetings of the Company's Manager; printing and mailing or other costs of dissemination of shareholder reports, prospectuses, statements of additional information other offering documents, supplements, proxy materials and other communications to shareholders; securities pricing data and expenses in connection with electronic filings with the U.S. Securities and Exchange Commission (the "**SEC**").

3. **Right to Receive Advice**.

3.1 <u>Advice of the Company and Company Service Providers</u>.

(a) If CMNWLTH is in doubt as to any action it should or should not take, CMNWLTH may request directions, advice or instructions from the Company or, as applicable, the Company's Manager, custodian or other service providers.

3.2 <u>Advice of Counsel</u>.

(a) If CMNWLTH is in doubt as to any question of law pertaining to any action it should or should not take, CMNWLTH may request advice from counsel of its own choosing (who may be counsel for the Company, the Company's Manager or CMNWLTH, at the option of CMNWLTH).

3.3   Conflicting Advice.

(a)   In the event of a conflict between directions, advice or instructions CMNWLTH receives from the Company or any Company service provider and the advice CMNWLTH receives from counsel, CMNWLTH may in its sole discretion rely upon and follow the advice of counsel. CMNWLTH will provide the Company with prior written notice of its intent to follow advice of counsel that is materially inconsistent with directions, advice or instructions from the Company. Upon request, CMNWLTH will provide the Company with a copy of such advice of counsel.

4.   **Standard of Care; Limitation of Liability; Indemnification.**

4.1   Standard of Care.

(a)   CMNWLTH shall be obligated to act in good faith and to exercise commercially reasonable care and diligence in the performance of its duties under this Agreement.

4.2   Limitation of Liability.

(a)   None of CMNWLTH, its affiliates, or any of their respective directors, members, stockholders, partners, officers, employees or controlling persons (collectively, "**Servicing Parties**") shall be liable to the Company or Manager for (i) any act or omission performed or failed to be performed by any Servicing Party (other than any criminal wrongdoing) arising from the exercise of such Servicing Party's rights or obligations hereunder, or for any losses, claims, costs, damages, or liabilities arising therefrom, in the absence of criminal wrongdoing, willful misfeasance or gross negligence on the part of such Servicing Party, (ii) any tax liability imposed on the Company or the Thoroughbred Asset, or (iii) any losses due to the actions or omissions of Manager, the Company or any brokers or other current or former agents or advisers of Manager or the Company.

4.3   Indemnification.

(a)   To the fullest extent permitted by applicable law, Manager will indemnify CMNWLTH and its Servicing Parties against any and all losses, damages, liabilities, judgments, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements) and amounts paid in settlement (collectively, "**Losses**") to which such person may become subject in connection with any matter arising out of or in connection with this Agreement, except to the extent that any such Loss results solely from the acts or omissions of a Servicing Party that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Servicing Party's fraud, willful misconduct or gross negligence. If this Section 4 or any portion hereof shall be invalidated on any ground by a court of competent jurisdiction, Manager shall nevertheless indemnify the Servicing Party for any Losses incurred to the full extent permitted by any applicable portion of this Section that shall not have been invalidated.

(b)   Notwithstanding anything in this Agreement to the contrary, neither party shall be liable under this Agreement to the other party hereto for any punitive, consequential, special or indirect losses or damages. Any indemnification payable by a party to this Agreement shall be net of insurance maintained by the indemnified party as of the time the claim giving rise to indemnity hereunder is alleged to have arisen to the extent it covers such claim.

(c)   No party shall be liable for losses, delays, failures, errors, interruptions or losses of data in its performance of its obligations under this Agreement if and to the extent it is caused, directly or indirectly, by reason of circumstances beyond their reasonable control, including without limitation, acts of God, action or inaction of civil or military authority, war, terrorism, riot, fire, flood, sabotage, labor disputes, elements of nature or non-performance by a third party. In any such event, the non-performing party shall be excused from any further performance and observance of obligations so affected only for so long as such circumstances prevail and such party continues to use commercially reasonable efforts to recommence performance or observance as soon as practicable.

5.   **Activities of CMNWLTH**. The services of CMNWLTH under this Agreement are not to be deemed exclusive, and CMNWLTH shall be free to render similar services to others. The Company recognizes that from time-to-time directors, officers and employees of CMNWLTH may serve as directors, officers and employees of other corporations or businesses (including other investment companies) and that such other corporations and businesses may include CMNWLTH as part of their name and that CMNWLTH or its affiliates may enter into administrative agreements or other agreements with such other corporations and businesses.

6.   **Accounts and Records**. The records maintained by CMNWLTH on behalf of the Company shall be the property of the Company. The Company shall have access to such records at all times during CMNWLTH's normal business hours. Upon the reasonable request of the Company, copies of any such books and records shall be provided by CMNWLTH to the Company at the Company's expense. CMNWLTH shall assist the Company, the Company's independent auditors, or, upon approval of the Company, any regulatory body, in any requested review of the Company's records and reports by CMNWLTH or its independent accountants concerning its accounting system and internal auditing controls will be open to such entities for audit or inspection upon reasonable request.

7.   **Representations and Warranties**.

7.1   <u>CMNWLTH Representations and Warranties</u>.

(a)   CMNWLTH represents and warrants to the Company that:

(i)   It is duly organized and existing as a corporation and in good standing under the laws of the State of California.

(ii)   It is empowered under applicable laws and by formation and governance documents to enter into and perform this Agreement.

(iii)   All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

(iv)   It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement in accordance with industry standards.

7.2   Company Representations and Warranties.

(a)   The Company represents and warrants to CMNWLTH that:

(i)   It is duly organized and existing as a corporation and in good standing under the laws of the State of Delaware.

(ii)   It is empowered under applicable laws and by formation and governance documents to enter into and perform this Agreement.

(iii)   All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

(iv)   Notwithstanding anything in this Agreement to the contrary, the Company agrees not to make any modifications to its LLC Agreement or adopt any policies which would affect materially the obligations or responsibilities of CMNWLTH hereunder without the prior written approval or CMNWLTH, which approval shall not be unreasonably withheld or delayed.

8.   **Documents**. The Company has furnished or will furnish, upon request, CMNWLTH with copies of the Company's organizational documents and the Company's advisory agreement, custodian agreement, transfer agency agreement, administration agreement, current prospectus, statement of additional information, periodic Company reports and all forms relating to any plan, program or service offered by the Company. The Company shall furnish, within a reasonable time period, to CMNWLTH a copy of any amendment or supplement to any of the above-mentioned documents. Upon request, the Company shall furnish promptly to CMNWLTH any additional documents necessary or advisable to perform its functions hereunder. As used in this Agreement the terms "registration statement," "prospectus" and "statement of additional information" shall mean any registration statement, prospectus and statement of additional information filed by the Company with the SEC and any amendments and supplements thereto that are filed with the SEC.

9.   **Banking.** During the Initial Term and Renewal Term of this Agreement, The Company agrees to conduct all banking activities through Mercury at Evolve Bank & Trust; ("Mercury"), including but not limited to the receipt of funds from escrow, disbursement of funds, Company operations, and any other financial transactions. CMNWLTH reserves the right to change the designated banking institution or financial services provider at any time. Should CMNWLTH decide to make such a change, it will provide the Company with written notice at least 14 days prior to the effective date of the change. The Company agrees to comply with any new banking arrangements as specified by CMNWLTH upon receiving such notice. The Company agrees to comply with all policies, procedures, and requirements set forth by Mercury Financial or any subsequent banking institution designated by CMNWLTH. This includes but is not limited to account management, transaction processing, and compliance with applicable financial regulations.

10.   **Consultation Between the Parties**. CMNWLTH and the Company shall regularly consult with each other regarding CMNWLTH's performance of its obligations under this Agreement. In

connection therewith, the Company shall submit to CMNWLTH at a reasonable time in advance of filing with the SEC reasonably final copies of any amended or supplemented offering statement (including exhibits) or annual reports under the Securities Act of 1933; provided, however, that nothing contained in this Agreement shall in any way limit the Company's right to file at any time such amendments to any offering statement and/or supplements to any prospectus or statement of additional information, of whatever character, as the Company may deem advisable, such right being in all respects absolute and unconditional.

11.   **Liaison with Accountants**. CMNWLTH shall act as a liaison with the Company's independent public accountants and shall provide account analysis, fiscal year summaries, and other audit-related schedules with respect to the services provided to the Company. CMNWLTH shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such accountants as reasonably requested or required by the Company.

11.   **Duration and Termination of this Agreement**.

12.1   Initial Term. This Agreement shall become effective as of Effective Date and shall continue thereafter throughout the period that ends three (3) years after the Effective Date (the "**Initial Term**"). Until the end of the Initial Term, this Agreement may be terminated without penalty only by agreement of the parties or for cause pursuant to Section 12.3 hereof.

11.2   Renewal Term. If not sooner terminated, this Agreement shall renew at the end of the Initial Term and shall thereafter continue for successive annual periods until terminated by either party upon not less than sixty (60) days' written notice prior to the expiration of the then current renewal term or for cause pursuant to Section 12.3 hereof.

12.3   Cause. Notwithstanding anything to the contrary elsewhere in this Agreement, the Company may terminate this Agreement for cause immediately at any time, without penalty, without default and without the payment of any termination payment or other liquidated damages. For purposes of this Section 12 "cause" shall mean:

(i)   willful misfeasance, bad faith, negligence or reckless disregard on the part of CMNWLTH in the performance of its duties, obligations and responsibilities set forth in this Agreement, provided, however, that in the event of a material breach by CMNWLTH hereof such termination shall not take effect until twenty (20) days after CMNWLTH has been provided with notice thereof and CMNWLTH has not remedied the cause of the breach during such time;

(ii)   in the event CMNWLTH is no longer permitted to perform its duties, obligations or responsibilities hereunder pursuant to applicable law, or regulatory, administrative or judicial proceedings against CMNWLTH which result in a determination that CMNWLTH has violated, or has caused the Company to violate, in any material respect any applicable law, rule, regulation, order or code of ethics, or any material investment restriction, policy or procedure adopted by the Company of which CMNWLTH had knowledge (it being understood that CMNWLTH is deemed to have knowledge of all investment restrictions, policies or procedures set out in the Company's public filings or otherwise provided to CMNWLTH); or

(iii)   financial difficulties on the part of CMNWLTH which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time in effect, or any applicable law other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.

12.4   Deliveries Upon Termination. Upon termination of this Agreement, CMNWLTH agrees to cooperate in the orderly transfer of administrative duties and shall deliver to the Company or as otherwise directed by the Company (at the expense of the Company) all records and other documents made or accumulated in the performance of its duties for the Company hereunder. In the event CMNWLTH gives notice of termination under this Agreement, it will continue to provide the services contemplated hereunder after such termination at the contractual rate for up to one hundred eighty (180) days, provided that the Company uses all reasonable commercial efforts to appoint such replacement on a timely basis.

12.5   Fees and Expenses Upon Termination. Should either party exercise its right to terminate, all reasonable out-of-pocket expenses or costs associated with the movement of records and material will be borne by the Company. Additionally, except in the case of a termination for cause pursuant to Section 12.3 thereof, CMNWLTH reserves the right to charge a reasonable fee for its transitional support services.

13.   **Amendment**. This Agreement may not be amended except by a written instrument signed by all of the parties to this Agreement.

14.   **Entire Agreement**. This Agreement constitutes the entire agreement between the parties and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and undertakings, whether oral or written, express or implied, with respect to the subject matter of this Agreement.

15.   **Severability**. If any provision of this Agreement shall be waived, or be invalid or unenforceable, the remaining provisions of this Agreement shall be unaffected thereby and shall remain binding and in full force and effect, and in the case any provision is found to be invalid or unenforceable, each of the parties shall use its best efforts to find and employ an alternative means to achieve the same or substantially the same results as that contemplated by such provision.

16.   **Remedies Cumulative**. Any rights or remedies of either party in the event of default are intended to be cumulative rather than exclusive. Moreover, if either party chooses not to insist upon strict performance of any provision of this Agreement, that choice shall not impair its rights to insist on strict performance in the event of subsequent acts of default, and the waiver by a party of any breach of any provision of this Agreement by the non-breaching party shall not operate or be construed as a waiver of any subsequent breach by that party.

17.   **Notices**. All notices and other communications hereunder shall be in writing, shall be deemed to have been given when received or when sent by telex or facsimile, and shall be given to the following addresses (or such other addresses as to which notice is given):

To CMNWLTH Services LLC:
6161 Santa Monica Blvd Suite 301
Los Angeles CA 90038
E-mail: notify@joincommonwealth.com

To Keepsake Box Nation LLC:
730 Clintonville Rd
Paris, KY 40361
E-mail: issuers@joincommonwealth.com

18.   **Governing Law**. This Agreement shall be governed by and be construed in accordance with the laws of the State of California, without regard to or application of its conflicts of law rules. Jurisdiction and venue for any litigation or arbitration arising out of this agreement shall lie in Los Angeles, California.

19.   **Headings**. The underlined headings of paragraphs in this Agreement are included for reference only and are not a part of this Agreement.

20.   **Counterparts**. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.

21.   **Assignment**. Neither of the parties hereto shall have the right to assign, transfer or convey any of its rights or interest under this Agreement, or to delegate any of its duties or obligations under this Agreement, without the prior written approval of the other party, which consent may be withheld at the other party's sole and absolute discretion.

[Signatures on the following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date first above written.


COMPANY

Keepsake Box Nation LLC

_____
By: Carrie Brogden
Title: Managing Member of the Manager, Machmer Hall Thoroughbreds LLC

CMNWLTH

CMNWLTH Services LLC

_____
By: Chase Chamberlin
Title: Managing Member


[Signature Page to Post-Offering Services Agreement]

<u>SERVICES</u>

Event Production

Organize and manage both digital and in-person events about the Player and Issuer.

Content Production

Develop and distribute external updates, including pictures and videos, to investors, ensuring clear communication and engagement through visually appealing content.

Trainer Liaison

Act as the primary investor representative and advocate with trainers to understand, determine and track training plans, coordinate schedules and logistics for races and events, and gather results for investors.

Investor Management

Provide comprehensive investor management services, including responding to inquiries, providing tax documentation, and ensuring timely and transparent communication..

Shareholder Recordkeeping and Stock Transfer

Maintain a comprehensive shareholder registry, ensuring all records are accurate and current, and facilitate the issuance and transfer of shares in accordance with applicable legal and regulatory requirements.

Insurance Management

Oversee all racing and breeding insurance policies to ensure appropriate coverage for the Company's ownership in the Thoroughbred, determine optimal policies for both health and liability, and negotiate comprehensive protection at a discount through a multiple horse policy.

Ongoing Reporting

Generate and deliver annual reports for SEC compliance and provide detailed financial reports to investors, maintaining transparency and accountability.

LLC Accounting

Perform monthly accounting and generate detailed financial reports, ensuring precision and compliance with all financial standards and deadlines.

Cash Management

Manage the Company's financial transactions, including paying bills, moving funds between accounts, settling debts, and conducting other banking activities necessary for the Company's financial affairs.

COMPENSATION

FEES: CMNWLTH will be compensated $1,790 every month for 36 months, in accordance with the fee schedule below. In addition, CMNWLTH will receive a distribution fee equal to 10% of gross pre-tax distributable earnings per distribution made by the Company.

Service	Monthly Rate
Investor Relations	
Event Production	$200 per day / once a month
Content Production	$240 per month
Trainer Liaison	$200 per month
Investor Management	$250 per month
Shareholder Recordkeeping	$200 per month
LLC Administration	
Insurance Management	$50 per month
Ongoing Reporting	$250 per month
LLC Accounting	$250 per month
Cash Management	$150 per month
Total	**$1,790 per month**

OUT-   **OF-**
POCKET EXPENSES:

All out-of-pocket expenses are passed through to the Company at cost, including but not limited to: third-party offering and/or data fees; travel expenses to meetings of management and on-site reviews; filing, printing and mailing fees; postage; wire fees and other bank charges; fulfillment costs; confirmations, investor statements, and investor reports; and other expenses incurred by CMNWLTH in connection with the performance of its duties under the Agreement.

LATE CHARGES:

All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.

EXHIBIT I

Manager Written Consent

WRITTEN CONSENT OF THE MANAGER OF
KEEPSAKE BOX NATION LLC
A DELAWARE LIMITED LIABILITY COMPANY

April 1, 2025

The undersigned, being the manager (the "**Manager**") of Keepsake Box Nation LLC, a Delaware limited liability company (the "**Company**"), in accordance with Delaware Act and the Company's limited liability company agreement dated March 24, 2025, as amended from time to time (the "**Operating Agreement**"), desires to execute this written consent in lieu of holding a formal meeting and agrees that the adoption of the following resolutions shall be valid and have the same force and effect as though such resolutions had been adopted at a formal meeting. All capitalized terms in this written consent not otherwise defined shall have the meanings ascribed to them in the Operating Agreement.

AUTHORIZATION OF OFFERING AND SALE OF SECURITIES

WHEREAS, it has been proposed that the Company offer and sell up to 8,997 Class A Units of the Company for an amount equal to $449,850, at a price per Class A Unit of $50, through an offering under Regulation Crowdfunding (the "**Offering**") under the Securities Act of 1933, as amended (the "**Securities Act**"), and make the additional issuance of up to 2% of the total number of securities sold in the Offering as securities based compensation to ALAO (as defined below) (the "**Transaction-Based Compensation**"), pursuant to the terms of the Operating Agreement, the subscription agreement (the "**Subscription Agreement**") by and among the Company and the investors party thereto, substantially in the form attached hereto as Exhibit B, and an offering memorandum on Form C (the "**Form C**") substantially in the form attached hereto as Exhibit C;

WHEREAS, the Manager has been presented with and reviewed the Subscription Agreement and the Form C, and deems it to be in the best interests of the Company to authorize and approve said Subscription Agreement and Form C and for the Company to engage in the Offering; and

WHEREAS, to comply with Regulation Crowdfunding, the Company must file the Form C with the Securities and Exchange Commission (the "**SEC**") and engage an online funding portal through which the Company will communicate with prospective investors.

NOW, THEREFORE, IT IS RESOLVED, that the Manager hereby authorizes and approves the Offering, and the authorization and issuance of up to 8,997 Class A Units for an amount equal to $449,850 pursuant to the terms thereof;

RESOLVED FURTHER, that the form, terms and provisions of the Subscription Agreement by and among the Company and the investors party thereto, a copy of which has been submitted in substantially final form to the Manager and is attached hereto as Exhibit B, be, and they hereby are, in all respects, approved and adopted, and that the transactions contemplated by the Subscription Agreement, including the issuance of the Class A Units be, and they hereby are, in all respects approved, and, further, that the Manager be, and hereby is, authorized and directed in the name and on behalf of the Company, and as authorized to act under the Operating Agreement or otherwise, to execute and deliver the Subscription Agreement in substantially such form, with such changes therein as the Manager executing the same shall, by the execution thereof, approve, and cause the Company to perform its obligations thereunder;

RESOLVED FURTHER, that the Manager is authorized, in the name and on behalf of the Company, to cause to be compiled and filed with the SEC such Form C in the form required; and

RESOLVED FURTHER, that ALAO Invest, LLC ("**ALAO**") shall be engaged to provide the online portal required for the Offering and that the Manager be, and hereby is, authorized and directed in the name and on behalf of the Company, and as authorized to act under the Operating Agreement or otherwise, to enter into an agreement with ALAO in connection with the Offering and cause the Company to perform its obligations thereunder, including the issuance of Transaction-Based Compensation, as applicable.

GENERAL AUTHORIZATION

RESOLVED FURTHER, that the Manager be, and hereby is, authorized and empowered, in the name and on behalf of the Company, to take, or cause to be taken, all actions in the name and on behalf of the Company, that the Manager determines is necessary or advisable to consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing, and recording all agreements, instruments and documents related to any of the resolutions; and

RATIFICATION OF PRIOR ACTIONS

RESOLVED FURTHER, that any actions taken by any of the officers or by any employees or agents of the Company on or prior to the date on which the Manager adopted the foregoing resolutions in connection with the Offering and the transactions contemplated by these resolutions be, and they hereby are, ratified, confirmed, and approved.

(Signature Page to Follow)

       IN WITNESS WHEREOF, the undersigned Manager has duly executed this Written Consent as of the date first set forth above.

The Manager:

Machmer Hall Thoroughbreds LLC a Kentucky Limited Liability Company

By:_____
Name: Carrie Brogden
Title: Managing Member

EXHIBIT A

OPERATING AGREEMENT

[Attached]

EXHIBIT B

SUBSCRIPTION AGREEMENT

[Attached]

EXHIBIT C

FORM C

[Attached]